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As filed with the Securities and Exchange Commission on June 9, 2004

Registration No. 333-114975

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERACTIVE HEALTH, INC.
(Exact Name of Corporation as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	2510 (Primary Standard Industrial Classification Code Number)	77-0606142 (I.R.S. Employer Identification No.)
Interactive Health, Inc. 3030 Walnut Avenue Long Beach, CA 90807 (562) 426-8700 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Craig P. Womack
Chief Executive Officer and Chief Operating Officer
Interactive Health, Inc.
3030 Walnut Avenue
Long Beach, CA 90807
United States of America
(562) 426-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 Telephone: (310) 552-8641 Facsimile: (310) 552-7053	Eric S. Haueter Robert W. Kadlec Sidley Austin Brown & Wood LLP 555 California Street San Francisco, California 94104 Telephone: (415) 772-1200 Facsimile: (415) 397-4621

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 ("SECURITIES ACT") OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commissions is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                           , 2004

             Shares
Common Stock

Interactive Health, Inc. is selling             shares of our common stock and the selling stockholders identified in this prospectus are selling an additional             shares. We will not receive any proceeds from the sale of the shares sold by the selling stockholders. We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional             shares to cover over-allotments, if any.

This is an initial public offering of our common stock. Prior to this offering, there has been no public market for the common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "IHTT."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders	$	$

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Wachovia Securities

The date of this prospectus is                           , 2004.

[Description of Artwork]

[Inside Front Cover]

        [Running vertically from top to bottom along left portion of page is a partial photograph of a magnified massage robot.]

        [Top right has two pictures of the Human Touch Robotic Massage Chair. The top left picture is a tan chair surrounded by a light blue background. The top right picture is of a black leather chair without any background. Above the picture is our trademark "humanTouch robotic massage chair."]

        [Middle right has two pictures of our iJoy chairs. The middle left picture is a cream chair with matching massaging ottoman and the words "iJoy Live. Play. Relax" above the picture. The middle right picture is of four different colored iJoy chairs consisting of white, blue, red and green. The picture is surrounded by a light blue background.]

        [Bottom right has two pictures of The Perfect Chair. The bottom left picture is of a black chair. The bottom right picture is of a tan chair surrounded by a light blue background. The words "ThePerfectChair" are below the bottom left picture.]

[Inside Back Cover]

        [Page consists of four of our trademarks. The top mark is "Get-a-Way Chair" in black lettering. The next mark is the "humanTouch Robotic Massage Chair" in blue with the Interactive Health logo to the right. The third mark down is the "iJoy Live. Play. Relax" in red lettering. The bottom mark consists of "ThePerfectChair" in black lettering.]

i

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where an offer or sale is not permitted. The information in this prospectus is accurate as of the date on the front cover, but the information may have changed since that date.

        Acu Products Massage® Table, Get-A-Way Chair®, The Perfect Chair®, HTT Human Touch Technology®, HTT®, HT™, HT Human Touch™, iJoy™, Acu-Vibe® and Equalizer® are our copyrights, trademarks, trade names and service marks. All other copyrights, trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

        All of our massage products are manufactured by Daito Denki Kogyo, a Japanese corporation, also known as Daito Electric Machine Industry Co. Ltd., and its subsidiary Daito-Osim Health Care Appliances (Suzhou) Co., Ltd., a Chinese corporation, which we collectively refer to in this prospectus as "Daito."

        As used in this prospectus, the term "SKU" means "stock keeping unit." When we refer in this prospectus to the number of our SKUs, we are including not only the various products that we sell, but also the various models and colors of individual products. For example, we have 40 SKUs of The Perfect Chair-Classic, which includes four different chair bases and ten different upholstery colors.

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        We currently offer three "series" of robotic massage chairs, the Get-Away-Chair, the HT Human Touch series and the iJoy series, and references in this prospectus to "models" of robotic massage chairs means the individual models within each series that offer varying features and retail price points. For example, one series of our robotic massage chairs is the HT Human Touch robotic massage chair, and we offer five different models of that particular chair.

        Unless otherwise specified, references in this prospectus to "demand" and "markets" for products and similar references refer to United States demand and markets, and references to prices of our products refer to the suggested retail prices of our products in the U.S.

        On August 22, 2003, we acquired Interactive Health LLC. As a result, financial information in this prospectus for the period from January 1, 2003 through August 21, 2003 and for all periods prior to January 1, 2003 reflects the results of operations and financial conditions of Interactive Health LLC and its predecessors, and financial information in this prospectus for all periods subsequent to August 21, 2003 reflects the results of operations and financial condition of Interactive Health, Inc. and its subsidiaries on a consolidated basis. In the discussion of our results of operations and financial condition and financial data in this prospectus, we sometimes refer to Interactive Health LLC and the period from January 1, 2003 through August 21, 2003 as the "predecessor" and the "predecessor period," respectively, and we sometimes refer to Interactive Health, Inc. and its consolidated subsidiaries and the period from August 22, 2003 through December 31, 2003 as the "successor" and the "successor period," respectively. We also refer to the summary financial data for the period from January 1, 2004 to March 31, 2004 as the "successor quarter" and the period from January 1, 2003 to March 31, 2003 as the "predecessor quarter." References in this prospectus to "Fiscal 2003" refer to the pro forma for acquisition financial information of Interactive Health LLC and of Interactive Health, Inc. and its consolidated subsidiary for the 12 months ended December 31, 2003, reflecting our acquisition of Interactive Health LLC on August 22, 2003 and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition as if the transactions occurred on January 1, 2003.

        The pro forma financial information is presented for illustrative purposes only, is subject to assumptions, estimates and uncertainties, does not purport to represent what our actual results of operations or financial condition would have been had these transactions in fact occurred as of the dates indicated, and is not indicative of our future results of operations or financial condition. In addition, the pro forma financial information should be read in conjunction with the sections "Unaudited Pro Forma Condensed Consolidated Financial Statements" and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus. References to "Fiscal 2001" and "Fiscal 2002" refer to the fiscal years ended December 31, 2001 and December 31, 2002, respectively.

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PROSPECTUS SUMMARY

        This summary highlights certain information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and to your investment decision. You should carefully read this entire prospectus, including the matters set forth under "Risk Factors," the financial statements and related notes and the pro forma financial statements and related notes, before making an investment decision.

        In this prospectus, unless otherwise expressly stated or the context otherwise requires, "Interactive Health," "we," "us" and "our" refer to Interactive Health, Inc. together with our wholly-owned subsidiaries Interactive Health LLC and Interactive Health Finance Corp. or, as of dates or for periods prior to August 22, 2003, Interactive Health LLC and its predecessors. We are primarily owned by investment partnerships affiliated with Whitney & Co., LLC, a private equity firm, and certain members of our management. In this prospectus, unless otherwise expressly stated or the context otherwise requires, references to "Whitney" mean Whitney & Co., LLC or those investment partnerships or both, as the context requires.

Our Company

        We are a leading producer and marketer of a broad line of technologically advanced, branded robotic massage chairs and zero gravity chairs. We have been selling massage chairs for over 20 years and believe that we are the largest provider of robotic massage chairs in the U.S. We believe that we have significantly expanded the demand for robotic massage chairs in recent years through the introduction of new features that represent substantial improvements in functionality and style. For example, we believe that the patented HTT Human Touch Technology, which we license from a third party, represents a substantial improvement over prior technology in the mechanical emulation of massage and chiropractic techniques used for muscle relaxation and back and spinal care. Additionally, our iJoy series, which was introduced in May 2003, offers new casual styling and lower price points than had been previously available for robotic massage chairs. We rely on Daito, a Japanese company with manufacturing facilities in China, to supply substantially all of our robotic massage products. Our design and development team works closely with Daito's team of engineers to produce innovative products designed to appeal to a broad consumer base. From Fiscal 2001 through Fiscal 2003, we increased our net sales at a compound annual growth rate of 70.5%. In Fiscal 2003, we generated net sales of $73.6 million and sold over 106,000 robotic massage chairs.

        We market our products through a variety of distribution channels, the largest of which is specialty retailers, primarily The Sharper Image and Brookstone, both of which prominently feature our robotic massage chairs. Other distribution channels include furniture retailers (such as Robb & Stucky, C.S. Wo & Sons), national retailers (such as Bloomingdale's, Dillards), back care stores (such as Relax the Back, Healthy Back), healthcare professionals (chiropractors) and a growing international network of distributors. We currently distribute through approximately 485 domestic retail customers that represent over 1,200 domestic retail stores, foreign distributors in 16 countries and over 700 chiropractic clinics across the U.S.

        We believe that our success is largely attributable to our broad range of leading-edge products, which incorporate advanced designs and innovative, proprietary features and which we believe are attractive to a variety of market segments. Our robotic massage chair line has evolved from one chair sold into a single distribution channel into a suite of ten models targeting a broad range of consumers through multiple channels of distribution. We currently offer three series of robotic massage chairs: (1) the Get-A-Way Chair; (2) the HT Human Touch series; and (3) the iJoy series. These series contain models with varying features and styles with suggested retail price points ranging from $599 to $3,295 to appeal to a variety of consumer preferences. In addition to our line of robotic massage chairs, our zero gravity chair, The Perfect Chair, uses an advanced design that encompasses a balance of back support, seating comfort and aesthetics. We also offer an ottoman that incorporates a calf and foot massager to complement our iJoy series and seven other complementary massage products.

        We intend to continue to expand our portfolio of robotic massage chairs to further strengthen our leadership position in the markets we currently serve as well as to develop new technology and styles intended to appeal to a broader range of consumers. We believe that our focused product design and development capabilities and our ability to bring new products to market quickly have enabled us to remain at the forefront of our industry. For example, in 2003, we introduced four new models of robotic massage chairs, which we believe is more than any of our competitors, and we anticipate introducing five new models in 2004, two of which have already been released. In May 2003, we introduced the iJoy, a new series of robotic massage chair with casual styling and an attractive suggested retail price point of $599 to $999. We have sold over 69,000 iJoy series chairs since its introduction. We believe new product introductions, such as iJoy, have also enabled us to meet the evolving demands of our distribution channels and have broadened the appeal of our chairs to include new market segments.

Industry Overview

        Although the U.S. market for robotic massage chairs has grown in recent years, we believe that it remains an emerging market. Based on our internal estimates, we believe that the percentage of U.S. households that currently own robotic massage chairs is significantly below that of more established markets, such as Japan. To the extent that U.S. consumer awareness of robotic massage chairs continues to broaden and the selection of styles, functionality and price points improves, we believe the potential for market growth and expansion will continue to increase.

        We believe that the following trends should contribute to future market growth for robotic massage chairs in the U.S.:

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  Product Improvements—Robotic massage chair functionality and features have improved in recent years, contributing to increased consumer appeal.

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  Breadth of Product Offering—We believe that the expanded variety in the styling, functionality and pricing of robotic massage chairs has increased consumer interest in these products.

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  Increased Product Exposure—The number of retailers and channels selling robotic massage chairs has grown, driving greater consumer awareness. Increased marketing support by retailers for robotic massage chairs and recognition by healthcare professionals and the general media have also enhanced product exposure.

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  Growing Recognition of Massage Benefits—The American Massage Therapy Association, or AMTA, reports that in 2003, 21% of the adult U.S. population had received a massage in the prior 12 months, compared to 8% in 1997, and that 28% of the adult U.S. population expected to receive a massage in 2004.

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  The Aging of the American Population—As the American population ages and the "baby boomer" generation nears retirement, we anticipate that the demand for products that promote physical well-being will continue to grow.

Competitive Strengths

        We believe that we are well positioned as a result of the following competitive strengths:

        Superior Product Offering.    We believe that we offer the broadest product line of robotic massage chairs in the market, providing the quality, wide range of features, contemporary designs and prices that our retailers are seeking. We currently sell ten models of robotic massage chairs representing over 40 SKUs with suggested retail prices ranging from $599 to $3,295.

        Commitment to Innovative Development.    We believe that a key competitive advantage is our dedicated design and development group that is focused primarily on our robotic massage chairs. This development effort is supported by our collaborative corporate culture, consumer insight and strong supplier relationships. From 2000 through 2003, we introduced 12 new models of robotic massage chairs, which we believe is more than any of our competitors, and we anticipate introducing five new models of robotic massage chairs in 2004, two of which have already been released. In addition to our development capabilities, we believe that our ability to bring new products to market quickly gives us a significant advantage over many of our competitors to meet evolving market needs.

        Multiple Channels of Distribution.    We currently sell our robotic massage chairs through six distinct distribution channels that include a growing base of approximately 485 domestic retail customers. We currently distribute through over 1,200 domestic retail stores, foreign distributors in 16 countries and over 700 chiropractic clinics across the U.S. Our broad distribution strategy enables us to reach consumers across a wide range of demographic categories and geographic regions.

        Long-Term Relationships.    We maintain long-term relationships with several retailers that are prominent within their respective distribution channels. Some of our customers include: The Sharper Image (21 year customer), Brookstone (18 year customer), Relax the Back (nine year customer) and Healthy Back (nine year customer).

        Efficient, Established Sourcing.    All of our massage products are manufactured by Daito, a Japanese manufacturer with facilities located in China. We have been working with Daito for over 20 years. In 2003, we signed a ten-year license and distribution agreement with Daito which gives us the exclusive right to sell robotic massage chairs manufactured by Daito that contain any technology designed in whole or in part by us. The agreement gives us this exclusive right in North America, South America, Europe and other selected markets, excluding Asia.

        Strong Product Awareness.    We believe that our chairs are well known among consumers as a result of: (1) our presence in over 1,200 retail stores domestically and in numerous retail stores internationally; (2) significant customer-sponsored advertising; (3) features of our product in the popular media, including magazines, news, major television programs and movies; and (4) the fact that our robotic massage chairs have been purchased by over 5,000 chiropractic professionals. The Sharper Image reports that, in 2003, it mailed approximately 85 million catalogs. Our robotic massage chairs were included in each of the 12 issues of The Sharper Image catalog in 2003 and were featured on the cover of three of them.

        Experienced Management Team.    Our senior management team possesses significant experience in product design and development, importing, sales, marketing and financial operations in growing businesses, averaging over 27 years of experience in the specialty retail, furniture and electronic product industries. Our team is led by our Chief Executive Officer, Craig Womack, the former President of The Sharper Image, our largest customer.

Growth Strategy

        We intend to further enhance our leadership position in our market by pursuing the following growth strategies:

        Continue to Introduce New Products.    We intend to leverage the capabilities and speed to market of our product development team to regularly introduce new innovative products with features and contemporary designs that are intended to meet the evolving needs of retailers and consumers. From 2000 through 2003, we introduced 12 new robotic massage chair models (31 SKUs), which not only allowed us to remain competitive, but also enabled us to take advantage of identified opportunities in the market. For example, to address a younger demographic group, we introduced our new iJoy series in May 2003, which generated approximately $16.9 million in gross sales in Fiscal 2003. In 2004, we anticipate that we will introduce five new robotic massage chair models, ranging from extensions of current models to new models, two of which have already been released.

        Further Develop Existing Channels of Distribution.    We believe that there is a significant opportunity to expand our sales to existing retail customers as well as to add new customers within our existing distribution channels. We intend to expand our marketing expenditures and continue to introduce new products as part of our strategy to increase our business with current customers and attract new customers in each of our channels. In addition, we expect to benefit from the anticipated opening of new stores by The Sharper Image and Brookstone in 2004. Furthermore, we believe the furniture and the national retail channels offer significant growth potential, which we intend to address by improving the styling of our products to complement a wider variety of home decors.

        Develop New Channels of Distribution.    We continually seek to identify new channels of distribution. For example, we expect to further explore opportunities to sell to original equipment manufacturers, or OEMs, as well as alternative retail customers, such as nail salons, which purchased over $1.0 million of our products in 2003. In addition, we are also exploring selling our products through a direct sales channel, including infomercials, direct mail and our website.

        Continue to Increase Product and Brand Awareness.    We intend to expand our marketing effort with focused advertising and promotional spending. We anticipate that these marketing activities will be individually targeted to each of our distribution channels and, in some cases, conducted with the support of, and in close coordination with, key retail customers. We also intend to begin marketing directly to consumers in an effort to build consumer awareness of our brand and branded product lines.

The History of Our Business

        Interactive Health, Inc. was formed by Whitney to serve as an acquisition vehicle for Interactive Health LLC. On August 22, 2003, we acquired Interactive Health LLC by raising $105.0 million through the sale of five million shares of our series A preferred stock to Whitney and certain key members of our management and the issuance of $55.0 million principal amount of our 12% senior subordinated notes due 2008, or the "related party subordinated notes," and warrants to purchase 743,391 shares of our common stock to Whitney and its affiliates. Of the total amount raised, approximately $93.8 million was allocated to the purchase price which included amounts paid to the former owners of Interactive Health LLC and acquisition related out-of-pocket expenses. The remaining amount was used for certain other acquisition-related expenses payable by Interactive Health LLC, primarily consisting of financing costs, and to provide additional working capital to us. Interactive Health LLC is now one of our two wholly-owned subsidiaries, the other subsidiary being Interactive Health Finance Corp.

        We are the successor to a business that was formed in 1971 as HWE, Inc. and that entered the robotic massage chair market in 1979. In 1999, HWE, Inc. completed a recapitalization and merged with and into Interactive Health LLC, which we subsequently acquired as described above.

Our Equity Investor

        Whitney, our equity investor, acquired Interactive Health LLC on August 22, 2003, as described above. Immediately after consummation of this offering, and based on shares outstanding as of May 31, 2004, investment partnerships managed by Whitney will continue to have a significant investment in our company, beneficially owning approximately     % of our outstanding common stock. Commensurate with this investment, Whitney will retain the ability to control substantially all matters requiring approval by our stockholders, including the election of directors. Similarly, after the completion of this offering, our board and each of the committees of our board will be composed of at least a majority of Whitney-affiliated persons, although we anticipate that this will no longer be the case at some point in the future. Our relationship with Whitney, before and after consummation of this offering, is more fully described in "Management," "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."

        Whitney was established in 1946 by John Hay Whitney as one of the first U.S. firms involved in the development of the private equity industry. Today, Whitney remains a private firm owned by investing professionals and its main activities are to provide private equity and debt capital for middle market growth companies. As of December 31, 2003, Whitney managed approximately $5 billion of assets for endowments, foundations and pension plans and is currently investing its fifth outside equity fund, Whitney V, L.P., a fund with committed capital of $1.1 billion.

Recent Developments

        On February 9, 2004, the various Whitney affiliates that participated in our acquisition exercised their warrants and purchased 743,391 shares of our common stock. Subsequently, on February 10, 2004, we paid a cash dividend of $5.0 million to our stockholders.

        On March 3, 2004, we amended the terms of our series A preferred stock to remove all redemption provisions, including mandatory redemption provisions. As a result, our outstanding series A preferred stock will be reflected as a component of stockholders' equity rather than in the mezzanine after such date. All of the outstanding series A preferred stock will be converted into common stock concurrently with the closing of this offering.

        On March 26, 2004, through our subsidiaries, we completed an offering of $100.0 million aggregate principal amount at maturity of 7.25% senior notes due 2011, which we refer to as the "senior notes," at a price of 80.424% of the principal amount at maturity. Because the senior notes were issued at a substantial discount to their principal amount at maturity, the amount of senior notes recorded on our balance sheet upon their original issuance was approximately $80.4 million. The amount of the senior notes shown on our balance sheet will increase over time reflecting accretion of this original issue discount. At the closing of the senior notes offering, the net proceeds from these notes were primarily used to repay the $55.0 million related party subordinated notes issued in connection with our acquisition of Interactive Health LLC and to pay a $19.3 million cash dividend to our stockholders.

Corporate Information

        We were incorporated in the state of Delaware in July 2003. Interactive Health LLC was formed in July 1999. Our principal executive offices are located at 3030 Walnut Avenue, Long Beach, California 90807-5222. Our telephone number is (562) 426-8700.

THE OFFERING

Common stock offered by us in this offering	shares
Common stock offered by the selling stockholders in this offering	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We intend to use approximately $ of the net proceeds we receive from this offering to redeem a portion of our outstanding senior notes at their accreted value together with accrued interest and related redemption premiums. We intend to use the remainder of our net proceeds for working capital and other general corporate purposes. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. See "Use of Proceeds."
Risk Factors	Please read "Risk Factors" beginning on page 10 for a discussion of some of the risks that prospective purchasers of our common stock should consider.
Proposed Nasdaq symbol	"IHTT"

        The number of shares of our common stock that will be outstanding after this offering as shown above is based on the number of shares outstanding as of May 31, 2004, assumes the conversion of all our outstanding preferred stock into shares of common stock and excludes:

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  642,020 shares of our common stock issuable upon the exercise of stock options outstanding as of May 31, 2004 at a weighted average exercise price of $17.50 per share, none of which options were then exercisable;

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  178,976 additional shares of our common stock issuable under stock options to be granted upon consummation of this offering at an exercise price equal to the per share price of our initial public offering; and

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  192,720 additional shares of our common stock reserved for future grant under our stock incentive plan.

        Unless specifically stated otherwise or the context otherwise requires, the information in this prospectus:

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  assumes no exercise of the underwriters' over-allotment option to purchase up to             additional shares of our common stock;

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  gives effect to the conversion of all of our outstanding shares of preferred stock into shares of common stock, which will occur concurrently with the closing of this offering;

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  gives effect to a             -for-one stock split of our common stock, in the form of a stock dividend, which will occur immediately prior to the closing of this offering; and

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  reflects the filing of our restated certificate of incorporation, referred to in this prospectus as our certificate of incorporation, and the adoption of our amended and restated bylaws, referred to in this prospectus as our bylaws, which will both occur prior to the closing of this offering.

SUMMARY FINANCIAL DATA

        We derived the summary historical financial data for the years ended December 31, 2001 and 2002 and the period from January 1, 2003 through August 21, 2003, which we refer to as the "predecessor period," from the audited financial statements of Interactive Health LLC included elsewhere in this prospectus. We derived the summary financial data for the period from August 22, 2003 through December 31, 2003, which we refer to as the "successor period," from the audited consolidated financial statements of Interactive Health, Inc. and its subsidiary included elsewhere in this prospectus. We also refer to the summary financial data for the period from January 1, 2004 to March 31, 2004 as the "successor quarter" and the period from January 1, 2003 to March 31, 2003 as the "predecessor quarter." We acquired Interactive Health LLC on August 22, 2003 in a business combination accounted for under the purchase method of accounting. As a result, the summary historical statement of operations data presented for 2003 include a predecessor period from January 1, 2003 through August 21, 2003, consisting entirely of the operations of Interactive Health LLC, and a successor period from August 22, 2003 through December 31, 2003, consisting entirely of the consolidated operations of Interactive Health Inc. and its subsidiary. Pro forma 2003 statement of operations data are based upon the operating results of Interactive Health LLC for the predecessor period and the consolidated operating results of Interactive Health, Inc. and its subsidiary for the successor period and pro forma statement of operations data for the successor quarter and the pro forma balance sheet data as of March 31, 2004 are based upon the operating results and financial condition, respectively of Interactive Health, Inc. and its subsidiaries adjusted in each case to give effect to the following transactions as if they had occurred on January 1, 2003 for purposes of the pro forma statement of operations data and as of March 31, 2004 for purposes of pro forma balance sheet data:

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  solely in the case of the 2003 pro forma statement of operations data, our acquisition of Interactive Health LLC on August 22, 2003 and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition;

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  solely in the case of the 2003 and 2004 pro forma statement of operations data, issuance of $100.0 million aggregate principal amount at maturity of our senior notes on March 26, 2004 and the application of the net proceeds to repay all of our outstanding related party subordinated notes, including the payment of accrued interest and related repayment premiums, and to pay a $19.3 million cash dividend to our stockholders.

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  sale of shares of common stock by us in this offering at an assumed public offering price of $             per share, less the underwriting discount and estimated offering expenses payable by us, and the application of approximately $             million of those proceeds to redeem a portion of our outstanding senior notes and solely in the case of the pro forma balance sheet data to pay accrued interest and related redemption premiums; and

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  conversion of all of our outstanding series A preferred stock into shares of our common stock which will occur concurrently with the closing of this offering and solely in the case of the pro forma statement of operations data, the elimination of the management fee paid to Whitney, which will terminate upon completion of this initial public offering and the addition of estimated incremental costs associated with being an SEC registrant.

        The summary historical financial data for Fiscal 2001 and Fiscal 2002 and the fiscal quarter ended March 31, 2003 consist entirely of the operations of Interactive Health LLC.

        As a result of the acquisition, the historical consolidated statement of operations data for the successor period include the following: (1) interest and amortization expense resulting from the issuance of our related party subordinated notes which were issued to finance a portion of the acquisition price; (2) amortization of intangible assets related to the acquisition; and (3) management fees that did not exist prior to the acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of acquisition became their new "cost" basis. Cost of sales for the successor period includes $3.1 million of additional costs due to purchase accounting adjustments for on-hand inventory that was sold during the successor period. As a result of these factors, financial data as of dates and for periods from and after August 22, 2003 generally are not comparable to financial data as of dates or for periods prior to August 22, 2003. For additional information see the historical and pro forma financial statements and related notes appearing elsewhere in this prospectus.

        The pro forma financial data are based on available information and certain assumptions that we believe are reasonable. However, such data are provided for illustrative purposes only, are subject to assumptions, estimates and uncertainties, do not purport to represent what our actual results of operations or financial condition would have been had these transactions in fact occurred as of the dates indicated, and are not indicative of our future results of operations or financial condition. In addition, the pro forma information included under the caption "Pro Forma Statement of Operations Data" is presented for illustrative purposes only and does not purport to represent what our income tax provision or net income would have been had Interactive Health LLC been a corporation subject to income tax prior to its acquisition by us and is not necessarily indicative of our future results of operations.

        The following summary financial data should be read in conjunction with the sections "Selected Historical Financial Data" and related notes, "Unaudited Pro Forma Condensed Consolidated Financial Statements" and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor	Pro Forma(f)	Predecessor	Successor	Pro Forma(f)
	Fiscal Year Ended December 31,		January 1 to August 21,	August 22 to December 31,	January 1 to December 31,	Quarter Ended March 31,
	2001	2002	2003	2003	2003	2003	2004	2004
	(in thousands)
Statement of Operations Data:
Net sales	$25,315	$36,515	$36,738	$36,816	$	$11,908	$20,557	$
Cost of sales(a)	16,622	20,507	20,682	24,263		6,249	11,128

Gross profit	8,693	16,008	16,056	12,554		5,659	9,449
Selling, general, and administrative expenses	8,576	8,668	6,594	4,934		2,523	4,405
Acquisition related bonuses(b)	—	—	5,659	—		—	—
Related party management fee(c)	—	—	—	360		—	250
Amortization of intangible assets(d)	—	—	—	5,789		—	1,063

Operating income	117	7,340	3,803	1,471		3,136	3,731
Interest expense:
Interest on notes and senior secured credit facility	256	288	286	2,847		108	2,166
Expense related to repayment of related party subordinated notes	—	—	—	—		—	6,326

Total Interest Expense	256	288	286	2,847		108	8,492
Other (income) expense	(255)	(120)	898	10		(18)	(6)

Income (loss) before provision (benefit) for income taxes	115	7,172	2,619	(1,386)		3,046	(4,755)
Provision (benefit) for income taxes(e)	8	15	15	(551)		6	(1,772)

Net income (loss)	$107	$7,157	$2,604	(835)		$3,040	(2,983)

Accretion to redemption value on series A preferred stock				(270)			(189)

Net income (loss) available to common stockholders				$(1,105)			$3,172

Pro Forma Statement of Operations Data:(e)
Income before provision for income taxes	$115	$7,172	$2,619			$3,046
Pro forma provision for income taxes	46	2,871	1,048			1,218

Pro forma net income	$69	$4,301	$1,571			$1,828

	As of March 31, 2004
	Actual	Pro Forma(h)
	(in thousands)
Balance Sheet Data:
Cash	$8,885	$
Intangible assets, net	80,114
Total assets	117,292
Total debt(g)	80,458
Stockholders' equity:
Series A preferred stock	46,252
Other	(24,370)

Total stockholders' equity	$21,882	$

(a)
Cost of sales for the period from August 22, 2003 to December 31, 2003 includes $3.1 million of additional cost due to a purchase accounting adjustment of on-hand inventory resulting from our acquisition of Interactive Health LLC. Such inventory was sold during the successor period. As a result, this increased cost is not reflected in the successor quarter and will not be reflected in future periods.

(b)
Acquisition-related bonuses reflect $5.7 million in bonuses paid by Interactive Health LLC to certain of its officers and employees concurrently with our acquisition of Interactive Health LLC, which reduced the proceeds paid to the former owners of Interactive Health LLC in the acquisition by an equivalent amount.

(c)
Consists of management fees paid to Whitney subsequent to our acquisition of Interactive Health LLC. The annual fee was set at $1.0 million for each of 2003 and 2004. Such management fees will terminate upon the completion of this offering.

(d)
Consists of amortization of intangible assets recorded as a result of our acquisition of Interactive Health LLC. The estimated expense for the amortization of these intangible assets for the next five years is approximately $4.2 million in 2004, $4.2 million in 2005, $4.2 million in 2006, $3.8 million in 2007 and $3.2 million in 2008.

(e)
Interactive Health LLC is a limited liability company and therefore was not subject to federal or state income tax on its earnings prior to its acquisition by us on August 22, 2003. Accordingly, the pro forma statement of operations data include a pro forma provision for income tax that is intended to reflect the provision for income tax that would have been recorded if Interactive Health LLC had been a corporation subject to income tax prior to that acquisition, and also include information as to pro forma net income giving effect to this pro forma provision for tax. The pro forma provision for income tax has been calculated, using a rate of 40%, on a basis substantially consistent with the provision for income tax for the successor period.

(f)
The pro forma statement of operations data are presented as if the transactions in (h) below and the following had occurred on January 1, 2003: (1) interest and amortization expense resulting from the issuance of our senior notes; (2) our acquisition of Interactive Health LLC and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition (2003 only); (3) management fees that did not exist prior to the acquisition (2003 only); and (4) elimination of management fees which will terminate upon completion of this offering and the addition of estimated incremental costs associated with being an SEC registrant. The pro forma statement of operations data are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to represent what our actual results of operations would have been had these transactions actually been completed on the date indicated and are not indicative of our future operations.

(g)
As of March 31, 2004, we had $12.3 million of bankers' acceptances and letters of credit outstanding under our senior secured credit facility, of which $8.0 million were reflected in accounts payable.

(h)
The pro forma balance sheet data are presented as if the following transactions had occurred on March 31, 2004: (1) this offering (assuming a public offering price of $             per share) and our receipt of the estimated net proceeds from the issuance of the common stock being offered by us; (2) conversion of our series A preferred stock into common stock; and (3) the application of some of the estimated proceeds that we will receive from this offering to redeem a portion of the senior notes, including payment of accrued interest and redemption premiums. The pro forma balance sheet data are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to represent what our actual financial position would have been had these transactions actually been completed on the date indicated and are not indicative of our future financial position.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including the consolidated financial statements and related notes, the pro forma financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The risks described below are those which we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We are dependent on our significant customers, the loss of any of which would have a material adverse effect on our future sales and our ability to sustain our growth.

        Our top two customers, The Sharper Image and Brookstone, accounted for approximately 39% and 17%, respectively, of our total net sales for Fiscal 2003. The Sharper Image and Brookstone in the aggregate accounted for approximately 45% of our total net sales for Fiscal 2002 and 40% of our total net sales for Fiscal 2001. In addition, Relax the Back, through its franchise network, accounted for approximately 6% of our total net sales in Fiscal 2003, approximately 9% of our total net sales in Fiscal 2002 and approximately 13% of our total net sales in Fiscal 2001. The loss of either The Sharper Image or Brookstone as a customer, a deterioration in the overall business of either of them, a decrease in the number of stores operated by either of them, the elimination of their catalog divisions or a reduction in their catalog circulations, would result in decreased sales and have a material adverse impact on our ability to sustain our growth. Likewise, the loss of any of our other major customers, or developments with respect to those other customers similar to those described in the preceding sentence, could also have a material adverse effect on our business. In that regard, because Relax the Back operates through franchised stores, the decision to purchase our products is generally made by the individual franchisees, which can make it more difficult for us to maintain or increase our sales to these stores. Moreover, we believe that each of The Sharper Image and Brookstone maintains a corporate policy of increasing awareness of its brand name by selling proprietary products purchased directly from manufacturers. Should these, or any of our other major customers, produce their own branded robotic massage chairs or zero gravity chairs, should they reduce their purchases of our chairs in favor of other brands of chairs or for any other reason or should they cease purchasing our chairs, our future sales and our ability to sustain our growth would suffer materially. Additionally, many of our customer arrangments are by purchase order and are terminable at will at the option of either party. As a result, our customers could cease buying our products from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us. A substantial decrease or interruption in business from any of our significant customers could result in write-offs or in the loss of future business and would have a material adverse effect on our business, financial condition or results of operations.

We are dependent on a single supplier to manufacture and assemble substantially all of our massage products, to supply key components and services, and to license key patents covering technology incorporated into our massage products. The loss of this supplier would materially adversely affect our future financial success, and any disruption in production or shipments from this supplier could hinder our ability to provide our products to our customers on a timely basis and seriously harm our business.

        We do not manufacture any of the products that we sell. We rely on Daito, a Japanese company with manufacturing facilities in China, to supply key components and services, which are available only from a limited number of suppliers, and to manufacture and assemble substantially all of our massage products. We currently buy substantially all of the massage products we sell from Daito, and products manufactured by Daito constituted approximately 89% of our gross sales for Fiscal 2003. Therefore, any termination of our relationship with, or any disruption in shipments of our products from, Daito would likely have a material adverse effect on our future financial success. We have occasionally experienced delays and other problems in receiving the components, services and products from Daito and our other suppliers and such delays or problems in the future may prevent us from obtaining components, services and products in the amounts and within the time frames required by us on terms we find acceptable from these suppliers, or at all. If we are unable to obtain, or if we experience a delay in the delivery of, such components, services or products, we may be forced to incur significant costs or delays to obtain those items from other suppliers or, if we are unable to obtain those items from other suppliers, we may be required to reduce the sales of our products, perhaps substantially.

        Further, because Daito owns the patents on technology contained in our HT Human Touch and iJoy series of robotic massage chairs and some of our other products, other manufacturers may not have the right to make these or similar products and offer them for sale to us. Moreover, if we fail to satisfy certain minimum purchase requirements in our agreement with Daito, Daito may elect to terminate its agreement with us or may terminate our exclusive right to sell robotic massage chairs manufactured by Daito that contain any technology designed in whole or in part by us. Accordingly, we may be unable to obtain comparable components, services and products from any other manufacturers, which would require that we substantially re-design our massage chairs and other products, resulting in material costs and delays in shipments. We rely upon our collaboration with Daito to provide certain engineering, design and development expertise necessary to develop and produce our massage products. If Daito terminates its relationship with us, we might not be able to successfully re-design our massage chairs and other products and, even if we were able to do so, the re-designed products might not be accepted by our customers. Furthermore, Daito is free to increase the price of the products it supplies us, provided that it gives us at least 90 days prior notice of any such price increase. Accordingly, the loss of Daito as a supplier or a substantial increase in the prices it charges us would hinder our ability to provide our products to our customers and materially and adversely affect our business, financial condition and results of operations and any disruption in the supply of products, components or services from Daito, or any adverse developments in our relationships with Daito, would likely have a material adverse effect on our business, financial condition and results of operations. In addition, we are aware that Daito manufactures robotic massage chairs for other distributors, and Daito may favor these other distributors over us in the future, which could have a material adverse effect upon our business.

We rely on a single supplier to manufacture The Perfect Chair. The loss of this supplier or a disruption in shipment or production from this supplier may make it difficult for us to fill our customers' orders for this product on a timely basis.

        We rely on Manica-Thai, a Thai company, to manufacture The Perfect Chair. Accordingly, any disruption in the production or shipment of our products from Manica-Thai could make it difficult for us to fill our customers' orders for this product on a timely basis and may have an adverse effect on our business. Additionally, we do not have a written agreement with Manica-Thai. If Manica-Thai chose to terminate its relationship with us and ceased producing The Perfect Chair, we would experience delays in the production and delivery of The Perfect Chair while we engaged a new supplier.

We may be unable to obtain key components, services and products from our third party suppliers on a timely, cost-effective basis, if at all.

        Several factors could increase our costs and disrupt the production and delivery of our products including, but not limited to:

  •
  a temporary shortage in the availability of certain parts used within our products;

  •
  cost increases from our manufacturing sources; or

  •
  changes in electrical safety regulations requiring modifications to our products.

        The occurrence of any of the events described above could disrupt our operations, increase our costs, hinder our growth and adversely affect our business and prospects.

We have a narrow product range and our business would suffer if our products become obsolete or consumption of them decreases or does not grow.

        We derive a substantial portion of our net sales from the sale of robotic massage chairs. Our sales, and consequently our business, would suffer if these products became obsolete or if consumption of these products decreases or does not grow, whether because of changing consumer preferences, superior product offerings by current or future competitors or otherwise. Accordingly, broad and increasing acceptance of our robotic massage chairs is critical to our future success, and demand for our robotic massage chairs may not grow or may decline. Further, our success depends on our ability to keep pace with technological changes and advances in our industry and to adapt and improve our products in response to evolving customer needs and industry trends. If demand for our robotic massage chairs does not grow or decreases as a result of changing consumer preferences, a lack of continued market acceptance, competition or other factors, our business, financial condition and results of operations and our ability to achieve sufficient cash flow to meet our cash needs will be materially adversely affected.

Our future financial success depends on maintaining our intellectual property licenses, protecting our intellectual property rights and obtaining patent protection for technologies incorporated into our products.

        Patent protection is important in the robotic massage chair industry. We license most of the patented technology incorporated in our robotic massage chair and ottoman products from Daito. These licenses expire in 2013 and any failure to renew those licenses on commercially attractive terms could have a material adverse effect on our business, results of operations and financial condition. Moreover, if Daito becomes unable to continue its operations or we lose our distribution and licensing agreement with Daito, we may no longer have the right to distribute massage chairs or other products containing Daito's technology, which would have a material adverse effect on our business. In that regard, Daito has the right, under certain circumstances, including our failure to satisfy certain minimum purchase requirements, to terminate its agreement with us or to terminate our exclusive right to sell robotic massage chairs manufactured by Daito that contain technology designed in whole or in part by us. Were this to occur, it would have a material adverse effect on our business. In addition, failure to protect our existing intellectual property rights, including these licenses, would result in the loss of those rights and could result in others using such intellectual property to compete with us or our having to pay other companies for infringing on their intellectual property rights. Our future financial success depends on maintaining or obtaining patent protection for technologies incorporated into our products and, even more importantly, maintaining exclusive licenses to distribute products containing technologies patented by Daito. No assurance can be given that patents will be issued covering our products, that any existing patents or patents issued in the future will be of commercial benefit, or more importantly, that we will be able to maintain, on commercially attractive terms, any patent licenses that are necessary to the production of our products. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and whether any such patents will be successfully challenged in the future. If we or Daito are unsuccessful in obtaining or preserving patent protection, or if any of our products relies on unpatented proprietary technology, others may commercialize products substantially identical to such products.

        Additionally, any of our registered or unregistered trademarks or other trademarks which third parties may license to us could be invalidated, circumvented, challenged or licensed to other companies and any of our pending or future trademark applications may not be registered by the U.S. Patent and Trademark Office and similar foreign agencies. Also, effective intellectual property protection may be unavailable, limited or not applied for in some foreign countries.

Our owned and licensed intellectual property rights may not provide us with a meaningful advantage over our competitors. If our competitors develop new technology, our customers may choose their products over ours and our sales may suffer.

        Our owned and licensed patents may not provide us with any meaningful advantage over other manufacturers of robotic massage products. We compete with many other manufacturers of robotic massage products, many of which have greater financial and other resources than us and have developed their own technologically advanced products. Our current or future products may not be preferred by our retailers and consumers over products manufactured or distributed by our competitors.

We may be unable to effectively manage any future growth, which could adversely affect our liquidity and results of operations.

        We have grown rapidly, with our net sales increasing from approximately $38.3 million in Fiscal 2000 to approximately $73.6 million in Fiscal 2003. Our historical growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. If we continue to grow, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce expected benefits, our business, prospects, financial condition and operating results could be materially adversely affected. We may not be able to effectively manage any expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and operating results.

We may be unable to sustain our growth and operate profitably and our failure to do so could have a negative impact on your investment.

        Although we cannot assure you that we will continue to grow at historical rates or at all, our future success will depend on our continued growth. Additionally, our success and our ability to service our indebtedness will depend to a significant extent on our ability to sustain this growth while operating profitably and we cannot assure you that this will occur. Several factors may effect our ability to sustain our growth and operate profitably, including, without limitation:

  •
  competition in the robotic massage chair industry;

  •
  our ability to effectively sell our products in volumes sufficient to drive growth and leverage our cost structure and advertising spending;

  •
  our ability to successfully develop new distribution channels and to increase sales through existing distribution channels;

  •
  our ability to successfully identify and respond to emerging trends and continuously improve our products to offer new and enhanced consumer benefits and better quality;

  •
  our ability to maintain efficient, timely and cost-effective production and delivery of our products;

  •
  the efficiency and effectiveness of our advertising and other marketing programs in building product and brand awareness and increasing sales;

  •
  the level of consumer acceptance of our products; and

  •
  general economic conditions and consumer confidence.

        We may not be successful in executing our growth strategy and even if we achieve our strategic plan, we may not be able to operate profitably. Failure to successfully execute any material part of our strategic plan or growth strategy or any failure to operate profitably would significantly harm our business, financial condition and operating results.

The markets in which we sell our products are highly competitive, and if we are unable to compete effectively, we may lose market share to our competitors and our business could suffer.

        The markets in which we sell our products are highly competitive. Our primary competitors include large international companies such as Panasonic, Sanyo, Fuji and Family/Inada. Many of our competitors offer technologically sophisticated robotic massage chairs and may be able to compete more effectively than us because they are larger, have greater financial, marketing, distribution and other resources and have greater brand or name recognition. Significant competition in any given market can reduce the number of products we sell or result in substantial pressure on our pricing and gross profit margins, thereby adversely affecting our financial results. We believe that pricing pressure on our products may increase substantially in the future. We may not be able to operate profitably and our market share or the number of products we sell may decrease, perhaps substantially, in the future. If our market share decreases or our sales are reduced, our future financial success will be adversely impacted.

We could incur losses due to product liability claims or product recalls.

        We face an inherent business risk of exposure to product liability claims if the use of any of our products results in personal injury or property damage. In the event that any of our products proves to be defective, we may be required to recall or redesign those products. We maintain insurance against product liability claims, but such coverage may not continue to be available on terms acceptable to us or such coverage may be inadequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us or significant expense to us, may have a material adverse effect on our business. We could experience material losses due to product liability claims or product recalls or corrections.

Changing discretionary spending patterns could have an adverse effect on our sales growth.

        Our operating results are dependent upon discretionary spending by consumers. Accordingly, a substantial economic downturn may cause consumers to curtail discretionary spending which in turn could materially adversely affect our sales growth and results of operations. Further, future economic conditions are unpredictable and the potential for new terrorist attacks, the national and international responses and other acts of war or hostility may create economic and political uncertainties that could materially adversely affect our ability to sell our products and our business, results of operations and financial condition in ways we currently cannot foresee.

Local conditions, events and natural disasters could adversely affect our business, such as the loss of substantial inventory, key personnel or corporate records.

        Our operations are centered at our headquarters in Long Beach, California. This facility contains our only office space and our only distribution facility and warehouse. This facility may be subject to adverse local conditions, events or natural disasters, such as fires or earthquakes. Depending upon its magnitude, a fire or an earthquake could severely damage our headquarters, which could materially adversely affect our business and operations. We do not have earthquake insurance for our headquarters, and while we currently maintain fire insurance, our coverage may be insufficient if there is a major catastrophe. In addition, upon the expiration of our current policy, adequate fire insurance coverage may not be available at economically justifiable rates, if at all. Accordingly, it is possible that catastrophic events or natural disasters could have a material adverse effect on our company, such as the loss of substantial inventory, key personnel and corporate records.

Our marketing expenditures may not result in increased sales or generate the levels of product and brand name awareness we desire, and we may not be able to manage our marketing expenditures on a cost-effective basis.

        Future growth and results of operations will depend in part on the effectiveness and efficiency of our marketing expenditures. In particular, we are exploring selling our products through a direct sales channel, including infomercials, direct mail and our website, which will result in an increase in marketing expenditures over prior years, which may be of a significant amount. Our marketing expenditures may not result in increased sales or may not generate sufficient levels of product and brand name awareness, and we may not be able to manage such marketing expenditures on a cost effective basis.

Our product development and launch of new products may not be successful. If these efforts are not successful, our investment in such new products could be lost and our profitability could suffer.

        Our growth and future success will depend upon our ability to enhance our existing products and to develop and market new products on a timely basis that respond to customer needs and achieve market acceptance. Each year we invest significant time and resources in research and development to improve our product offerings. We are subject to a number of risks inherent in new product introductions, including development delays, failure of new products to achieve anticipated levels of market acceptance and costs associated with failed product introductions. We need to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to operate profitably and maintain our competitive position.

The foreign manufacturing of our products involves risks that could cause significant disruptions, delays or shutdowns in the production and delivery of our products that would substantially harm our business and future financial success.

        Since we rely on Daito, a Japanese company whose principal manufacturing facilities are located in China, to manufacture and assemble substantially all of our massage products and to supply key components and services, and Manica-Thai, a Thai company whose principal manufacturing facilities are located in Thailand, to manufacture and assemble The Perfect Chair, our operations could be significantly harmed, our supply disrupted and our costs increased by the risks associated with obtaining our products from foreign sources, including, but not limited to:

  •
  a deterioration in U.S./China relations resulting in the adoption or expansion of trade restrictions;

  •
  changes in general political or economic conditions in China;

  •
  existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the U.S. or increase the cost of such goods;

  •
  a negative change in international tariff regulations;

  •
  fluctuations in currency exchange rates between the Chinese yuan against the U.S. dollar, in the event that the price of the Chinese yuan is no longer fixed against the U.S. dollar, or between the Japanese yen and the U.S. dollar;

  •
  the implementation of Chinese government regulations negatively affecting Chinese manufacturers;

  •
  transportation difficulties, including those caused by a transportation slow down, port strikes or closures or an unexpected increase in ocean freight costs or domestic transportation costs;

  •
  further outbreaks of Severe Acute Respiratory Syndrome, or SARS; or

  •
  an act of war or global terrorism.

        These events could cause significant disruptions, delays or shutdowns in the production and delivery of our products that would substantially harm our business and future financial success.

We are subject to risks from our international operations, including risks posed by our reliance on foreign suppliers and third-party distributors for sales in foreign countries.

        In 2003, we generated approximately 7.5% of our net sales from non-U.S. customers. Our international sales are currently made through third party distributors in 16 countries, primarily in Europe, North America and South America. We do not have any written contractual agreements with any of these distributors. If our third party distributors cease distributing our products, sales of our products will be adversely affected. We may not be able to find replacement third party distributors, or if we did, the terms of our arrangements may not be as favorable to us. In addition, under the laws of the applicable countries, we may have difficulty terminating our existing third party distributor arrangements if we choose to do so and might therefore be unable to terminate or replace a third party distributor who is performing below our expectations.

        Our international operations are also subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include:

  •
  the difficulty of enforcing agreements and intellectual property rights and collecting receivables through foreign legal systems;

  •
  tax rates in certain foreign countries that exceed those in the U.S. and the imposition of withholding requirements on foreign earnings;

  •
  the imposition of tariffs, exchange controls or other restrictions, including restrictions on repatriating funds from foreign countries to the U.S.;

  •
  required compliance with a variety of foreign laws and regulations; and

  •
  changes in general economic and political conditions in countries where we operate, particularly in emerging markets.

        Moreover, we rely upon Daito, a Japanese company whose principal manufacturing facilities are located in China, and Manica-Thai, a Thai company, which poses risks such as those described above in this risk factor. See "—We are dependent on a single supplier to manufacture and assemble substantially all of our massage products, to supply key components and services, and to license key patents covering technology incorporated into our massage products. The loss of this supplier would materially adversely affect our future financial success, and any disruption in production or shipments from this supplier could hinder our ability to provide our products to our customers on a timely basis and seriously harm our business" and "We rely on a single supplier to manufacture The Perfect Chair. The loss of this supplier or a disruption in shipment or production from this supplier mya make it difficult for us to fill our customer's orders for this product on a timely basis."

        Our business success depends in part on our ability to anticipate and effectively manage these and other risks. These and other factors may have a material adverse effect on our international operations or on our business as a whole.

An increase in our product return rates or an inadequacy in our warranty reserves could result in increased warranty expenses that would have a material adverse effect on our business, financial condition and operating results.

        In Fiscal 2003, we had approximately $3.2 million in product returns, reflecting a return rate of approximately 4.1% of gross sales. In addition, Fiscal 2003 warranty expense totaled $0.6 million. As we expand our sales, there can be no assurance that our return rates will remain within our historical levels. An increase in our product return rates could result in increased warranty expenses that would have a material adverse effect on our business, financial condition and operating results. Additionally, we may suffer from a decrease in sales if consumers perceive our products to be faulty. We currently provide consumers with a limited warranty on robotic massage chairs sold. The warranty generally begins on the original purchase date by the consumer and typically covers 90 days for factory services and ranges from six months to three years for parts and structural components, depending on the product. We cannot predict with certainty what our warranty experience will be with respect to these products. It is difficult to estimate future warranty expense that we may incur, particularly in the case of new products for which we have limited warranty experience. As a result, our warranty reserves may not be adequate to cover future warranty claims, and such failure could have a material adverse effect on our business, financial condition and operating results.

The loss of the services of any members of our senior management team could adversely affect our ability to manage our business and our growth.

        We depend on the continued services of our senior management team. The loss of one or more of our executive officers could have an adverse impact on us. We have employment agreements with: Craig Womack, our Chief Executive Officer; Andrew Cohen, our President; Hans Dehli, Vice President of Research and Development; and Thomas Dragotto, Chief Financial Officer. Each employment agreement extends for a period of three years beginning on August 22, 2003 and will renew automatically on the same terms and conditions for additional one year periods unless either party gives the other notice of intent to terminate the agreement 90 days in advance of such renewal. If any of these executives does not remain with us, our business could suffer. We currently do not maintain "key person" life insurance with respect to our senior management team. The loss of such key personnel could have a material adverse effect on our ability to manage our business, effectively, our financial condition and results of operations and our continued success will also be dependent upon our ability to retain existing, and attract additional, qualified personnel to meet our needs.

Our historical seasonality could impair our ability to pay obligations as they come due. If we are unable to pay our obligations as they come due, we would be in default under our secured credit facility or our senior notes.

        Our business is somewhat seasonal in nature, with net sales generally being less in the first two quarters of our fiscal year as compared to the third and fourth quarters of our fiscal year. This seasonality is due primarily to the demands of our retail customers whose revenues are generally more heavily weighted towards the second half of the year. For Fiscal 2003, more than 60% of our net sales occurred in the third and fourth fiscal quarters. Our working capital needs and our cash flow are impacted because we typically generate fewer net sales during the first and second fiscal quarters. If cash on hand is insufficient to pay our obligations as they come due, including interest payments on our indebtedness, or our operating expenses, at a time when we are unable to draw on our senior secured credit facility, this seasonality could have a material adverse effect on our ability to conduct our business. In addition, any failure to pay interest or make other payments due in respect of our secured credit facility or senior notes would result in a default, which would give the lenders the right to demand immediate repayment and have consequences similar to those described below under "—Our debt instruments contain various covenants that will limit our ability to operate our business, and failure to comply with those covenants could allow lenders to demand immediate repayment of borrowings. Moreover, we have pledged all of our assets to secure borrowings and other amounts due under our senior secured credit facility."

Our substantial indebtedness could adversely affect our results of operations and financial condition and our future financial success.

        We have, and will continue to have after this offering, substantial indebtedness. As of March 31, 2004, after giving pro forma effect to this offering and the application of a portion of the net proceeds received by us from this offering to redeem a portion of the senior notes as described under "Use of Proceeds" as if those transactions had occurred as of that date, we would have had approximately $    million of indebtedness outstanding, consisting exclusively of our senior notes. In addition, we are a party to a senior secured credit facility that provides for revolving credit borrowings and letters of credit and bankers acceptances in an aggregate amount of up to $20 million. As of March 31, 2004, $12.3 million was outstanding under our credit facility consisting entirely of reimbursement obligations under outstanding letters of credit and bankers' acceptances. Although the indenture governing the senior notes and our credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions. In addition, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined under the applicable agreements. As a result, the company could incur substantial additional indebtedness in compliance with these restrictions. If we incur additional indebtedness, the substantial leverage risks that we now face could increase.

        Our high level of indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our other obligations with respect to the senior notes or our credit facility, including our repurchase obligation upon the occurrence of specified change of control events;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing;

  •
  require us to dedicate a substantial portion of our cash flow from operations, if any, to payments on our indebtedness, reducing the amount of our cash flow available for other general corporate purposes, including capital expenditures, research and development efforts and working capital;

  •
  require us to sell other securities or to sell some of our assets, possibly on unfavorable terms, to meet payment obligations;

  •
  place us at a disadvantage compared to competitors with less leverage or better access to capital;

  •
  restrict us from making strategic acquisitions, investing in new products or capital assets or taking advantage of business opportunities; and

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

        Furthermore, any indebtedness we incur for working capital purposes under our senior secured credit facility will bear interest at variable rates. As of March 31, 2004, all of our borrowings were at fixed interest rates. However, if we were to incur any variable interest rate borrowings and if interest rates were to increase significantly, our ability to borrow additional funds may be reduced and the risk related to our substantial indebtedness would intensify.

        In addition, borrowings and other amounts owing under our senior secured credit facility are secured by substantially all of our tangible and intangible assets. Our ability to obtain other debt financing may therefore be adversely affected because the lenders under the senior secured credit facility have a prior lien on our assets to secure amounts we owe them.

        The indenture governing the senior notes gives the holders of the senior notes the right to require us to repurchase their senior notes upon certain kinds of change of control events affecting us. Our senior secured credit facility may restrict and/or condition our ability to repurchase senior notes under these circumstances, and any failure to repurchase any of our senior notes when due would constitute an event of default under the related indenture, which could result in all of the senior notes and, under cross-default provisions, all amounts due under our credit facility becoming due and payable. Furthermore, we may not have sufficient assets to pay amounts due in respect of our senior notes or our credit facility when due, whether upon a change of control, acceleration or otherwise. Additionally, we would be in default under our senior secured credit facility if Whitney should fail to maintain, directly or indirectly, at least a fifty percent ownership interest in us.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, including the senior notes and borrowings under our credit facility, and to fund our product development efforts and other business activities will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned expenditures, sell assets, obtain additional equity capital or restructure our debt. There can be no assurance that we will be able to do so or that our operating results, cash flow and capital resources will be sufficient to fund our debt service obligations. Any failure to pay our debt service obligations when due would have a material adverse effect on our business and prospects.

        We purchase a significant amount of the products we sell through letters of credit, which are converted to bankers' acceptances with 80-day payment terms once the product is shipped to us. In the past, our positive cash flow from operations has generally resulted from our net income and the fact that a substantial portion of our inventory generally has been sold and paid for by our customers in a time period that is less than our 80-day bankers' acceptance payment terms. Any delay in our ability to sell and receive payment for our inventory prior to the maturity of our bankers' acceptances would likely have a material adverse effect on our liquidity and operating results.

        Our historical results have been, and we anticipate that our future financial results will be, subject to fluctuation. Our business may not generate sufficient cash flow and borrowings or other funds may not be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the senior notes and the senior secured credit facility, on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our debt instruments contain various covenants that will limit our ability to operate our business, and failure to comply with those covenants could allow lenders to demand immediate repayment of borrowings. Moreover, we have pledged all of our assets to secure borrowings and other amounts due under our senior secured credit facility.

        Our senior secured credit facility and the indenture governing the senior notes contain various provisions that limit our ability to, among other things:

  •
  transfer, sell or dispose of any of our assets outside the ordinary course of our business;

  •
  voluntarily prepay any subordinated debt;

  •
  voluntarily prepay the senior notes except with the proceeds of an equity offering by us;

  •
  incur additional debt or enter into sale and lease back transactions;

  •
  pay dividends or distributions on our capital stock or repurchase our capital stock;

  •
  issue preferred stock of subsidiaries;

  •
  make certain investments;

  •
  create liens to secure debt;

  •
  enter into transactions with affiliates; and

  •
  merge or consolidate with another company.

        In addition, our senior secured credit facility requires us to meet specified financial ratios and tests, some of which will become more restrictive over time. See "Management's Analysis and Discussion of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        All of these covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of the indenture and the senior credit facility may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our indebtedness, which could cause that indebtedness and, under cross-default provisions, other indebtedness to become immediately due and payable. If any of our indebtedness is accelerated, we may not be able to repay it. Moreover, our senior secured credit facility is secured by all of our tangible and intangible assets and, upon a default under that facility, the lenders are entitled to seize and dispose of the collateral in order to pay amounts owed to them under the facility.

        We breached a convenant of our prior credit facility during 2003, however, the terms of the facility were amended and the default was waived. While we do not anticipate that we will breach any covenants in our credit facility in the future, we cannot assure you that if a breach does occur we will receive similar treatment and that our indebtedness will not be accelerated.

        In addition, upon the occurrence of specified change of control events relating to us, each holder of senior notes will have the right to require us to repurchase all or any of its notes, and our failure to repurchase those notes would constitute an event of default with respect to the senior notes, which would have the consequences described in the immediately preceding paragraph. Moreover, if we failed to purchase the notes in the case of a change of control offer, we would be in default under the indenture and, in turn, would be in default under the senior secured credit facility and, potentially, with respect to other senior debt which we may incur in the future. If any such senior debt were to be accelerated, we may be unable to repay such amounts and make the required repurchase of notes. Additionally, we would be in default under our senior secured credit facility if Whitney should fail to maintain, directly or indirectly, at least a fifty percent ownership interest in us.

Risks Related to The Offering

Our stock price will likely be volatile and your investment could decline in value.

        The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  actual or anticipated variations in our quarterly operating results, including those resulting from seasonal variations in our business;

  •
  variations in our operating performance and the performance of our competitors;

  •
  introductions or announcements of technological innovations or new products by us or our competitors;

  •
  disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to protect the patents related to our products and technologies;

  •
  changes in estimates of our operating results or operating results of our competitors by securities analysts;

  •
  publication of research reports about us or our competitors by security analysts or our failure to meet analysts' projections;

  •
  the possibility that securities analysts who cover our company may stop covering our company;

  •
  strategic decisions by us or our competitors, such as joint ventures, strategic investments, changes in business strategies, acquisitions or divestitures;

  •
  our ability to pay principal and interest on our debt when due;

  •
  changes in accounting principles;

  •
  conditions or trends in the industries in which we or our customers operate;

  •
  developments with respect to our key customers or principal suppliers;

  •
  additions or departures of key personnel;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  terrorist acts, acts of war or periods of widespread civil unrest;

  •
  regulatory developments in the U.S. and abroad; and

  •
  economic and political factors, including matters affecting consumer confidence and discretionary spending by consumers.

        In addition, the stock market in general, and the market for stocks of companies that have recently gone public in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in potential liabilities, substantial costs, and the diversion of our management's attention and resources, regardless of the outcome. Accordingly, the market price of our common stock is likely to be volatile, and investors may experience a decrease, which could be substantial, in the value of their investment.

There may not be an active, liquid trading market for our common stock.

        Prior to this offering, there has been no public market for our common stock and upon completion of this offering, our affiliates will own             shares of our common stock, or approximately       % of our outstanding shares. An active, liquid trading market for our common stock may not develop or be maintained following this offering. As a result, you may not be able to sell your shares of our common stock quickly or at the market price. The initial public offering price of our common stock was determined by negotiation between us, the selling stockholders and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price.

A substantial number of shares of our common stock will be eligible for sale in the public markets in the near future, which could cause the market price of our common stock to decline significantly.

        The market price of our common stock could decline substantially as a result of sales of our common stock in the public market after the closing of this offering or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. Immediately after completion of this offering and based on shares outstanding as of May 31, 2004, we will have                 outstanding shares of common stock, assuming no exercise of outstanding stock options or the underwriters' over-allotment option. Of these shares, the shares sold in this offering will be freely tradable in public markets and approximately         additional shares of common stock will be available for sale in the public markets 180 days (subject to extension of up to 18 days under specified circumstances) after the date of this prospectus upon expiration of the lock-up agreements entered into by our officers, directors and all of our stockholders. Thomas Weisel Partners LLC, on behalf of the underwriters, may release our officers, directors and stockholders from their lock-up agreements at any time and without notice, which would allow for the earlier sale of shares in the public markets. In addition, upon expiration of the lock-up agreements, shares of our restricted securities may be sold, subject to compliance with Rule 144 under the Securities Act of 1933, as amended, which we refer to as the Securities Act. As restrictions on resale and lock-up agreements expire, the market price of our common stock could drop significantly if holders of these shares sell them or are perceived by the market as intending to sell them. For more information, see "Shares Eligible for Future Sale."

        Subject to the terms of the lock-up agreements described above, upon completion of this offering, holders of approximately                 shares of our common stock will have the right to participate in subsequent registrations of our common stock under the Securities Act and, six months after completion of this offering, require us to register those shares under the Securities Act for sale in the public markets. In addition, after this offering, we intend to register                 shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our 2003 Stock Incentive Plan. Once we register any of these shares of our common stock, stockholders can sell them in the public market, subject to restrictions under the securities laws and any applicable lock-up agreements.

        We also have reserved shares to be issued upon exercise of our currently outstanding options. Rule 701 under the Securities Act provides that the shares of our common stock acquired upon the exercise of currently outstanding options may be resold beginning 90 days after the date of this prospectus by: (1) persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144 of the Securities Act; and (2) our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

        If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at the assumed initial public offering price of $         per share. See "Dilution" for information as to how we computed our pro forma net tangible book value per share after giving effect to this offering. In the past, we have offered, and we expect to continue to offer, stock options to our employees. Options issued in the past have had per share exercise prices below the initial public offering price per share. As of May 31, 2004, there were 642,020 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $17.50 per share. Also, upon consummation of this offering, we intend to grant options to purchase an additional 178,976 shares of common stock to key employees at an exercise price equal to the per share price of our intial public offering.

        In addition, we may be required, or could elect, to seek additional financing in the future through the issuance of common stock or equity-linked securities, and we may issue common stock or equity-linked securities in connection with acquisitions or for other purposes. If we issue new shares of common stock or equity-linked securities under these circumstances, our stockholders may experience additional dilution, which could be substantial.

Our current principal stockholders own a large percentage of our common stock and could limit you from influencing corporate decisions.

        Immediately after completion of this offering and based on shares outstanding as of May 31, 2004, investment partnerships managed by Whitney will beneficially own approximately       % of our outstanding common stock, or approximately       % if the underwriters' over-allotment option is exercised in full, and our officers and directors (excluding directors affiliated with Whitney) will beneficially own, in the aggregate, approximately       % of our outstanding common stock, or approximately       % if the underwriters' over-allotment option is exercised in full. These stockholders, as a group, and the investment partnerships managed by Whitney, will be able to control substantially all matters requiring approval by our stockholders, without seeking your approval. These stockholders and these investment partnerships may act in a manner with which you do not agree or which may not be in your best interest. Such actions could include:

  •
  approval or disproval of mergers;

  •
  approval or disproval of the sale of assets;

  •
  the election of all directors;

  •
  delaying or preventing a change in control of our company;

  •
  pursuing acquisitions, divestitures or other transactions that may involve risks to investors who buy common stock in this offering; and

  •
  the approval or disproval of othe significant corporate transactions.

We are a controlled company under the Nasdaq Marketplace Rules and are exempt from some Nasdaq corporate governance requirements.

        We are a "controlled company" as defined under Rule 4350(c)(5) of the Nasdaq Marketplace Rules because investment partnerships managed by Whitney will control more than 50% of our voting power after the offering. As a result, we are exempt from some of the Nasdaq corporate governance requirements that would otherwise be required of a public company, including that:

  •
  a majority of the board of directors must be independent directors;

  •
  the compensation of the chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

  •
  the director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

        After this offering, our board of directors will initially consist of six directors including only one independent director and, within 90 days, will consist of seven directors including only two independent directors. We will not be required to have a third independent director until one year after this offering. As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a controlled company.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

        Provisions of Delaware law and our certificate of incorporation and bylaws could hamper a third party's acquisition of us or discourage a third party from attempting to acquire control of us. These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  •
  the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

  •
  the ability of our board of directors to issue preferred stock with voting rights or with rights senior to those of the common stock without any further vote or action by the holders of our common stock;

  •
  the division of our board of directors into three separate classes serving staggered three-year terms;

  •
  the ability of our stockholders to remove our directors is limited to cause;

  •
  prohibitions on our stockholders from acting by written consent and limitations on calling special meetings;

  •
  the existence of a rights plan which may delay or discourage a third party from acquiring us without the consent of our board;

  •
  the requirements that our stockholders provide advance notice when nominating our directors; and

  •
  the requirement that our stockholders must obtain a super-majority vote to amend or repeal certain provisions of our certificate of incorporation.

        We are also subject to Section 203 of the Delaware General Corporation Law that, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. Whitney, however, is exempt from this prohibition.

We do not anticipate paying dividends on our common stock in the foreseeable future.

        We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we currently anticipate that we will retain all of our available cash, if any, to service our debt and to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. In addition, our ability to declare and pay dividends is currently restricted under our senior secured credit facility and the indenture governing our senior notes and may be restricted under any debt instruments we enter into in the future.

FORWARD LOOKING STATEMENTS

        This prospectus contains "forward-looking statements," which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding proposed new programs and products, statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance, and statements of management's goals, strategies, intentions and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, such performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  factors affecting the market for massage products and robotic massage chairs in particular;

  •
  our ability to successfully introduce innovative products;

  •
  our ability to obtain products from our principal suppliers at attractive prices, in sufficient quantities and on a timely basis;

  •
  our ability to retain and increase sales to our customers, particularly The Sharper Image and Brookstone;

  •
  our ability to obtain, maintain and enforce necessary patents, patent licenses and other intellectual property embodied in our products and related distribution rights;

  •
  our liquidity and capital resources;

  •
  our ability to expand our operations into new channels and increase penetration of existing channels;

  •
  competitive pressures and trends in our industry;

  •
  legal proceedings and regulatory matters;

  •
  general economic conditions;

  •
  our development and expansion plans and expectations for the future; and

  •
  other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" or elsewhere in this prospectus.

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

        We obtained the market, demographic, competitive position and similar data used throughout this prospectus from our own research and from surveys or studies conducted by third parties and industry or general publications. We have also derived data regarding our competitors and customers from their press releases and other public filings. This market, demographic, competitive position and similar data include, among other things, statements regarding the robotic massage chair market in the U.S., our share of the U.S. robotic massage chair market, new product introductions and product development time of our competitors. While we believe that each of these surveys, studies and publications is reliable, we have not independently verified such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

USE OF PROCEEDS

        The net proceeds from the sale of the shares of common stock offered by us will be approximately $              million, or $              million if the underwriters' over-allotment is exercised in full, in each case assuming a public offering price of $             per share and after deducting the underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders.

        We intend to use approximately $             of the net proceeds we receive from this offering to redeem a portion of the 7.25% senior notes due 2011 at their accreted value, including the payment of accrued interest and related redemption premiums. Assuming a redemption date of August 31, 2004, the accreted value of the notes to be redeemed will be $     million, the related redemption premium will be $     million and the accrued interest to be paid on the redeemed notes will be $     million. The net proceeds from the issuance of the senior notes were used primarily to repay our related party subordinated notes held by affiliates of Whitney and to make a cash dividend payment of $19.3 million to our stockholders. We plan to use the remainder of the net proceeds we receive from this offering for working capital and other general corporate purposes.

        Pending their use, the net proceeds we receive from this offering will be invested in interest-bearing instruments or bank deposits.

DIVIDEND POLICY

        We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Instead, we currently anticipate that we will retain all of our available cash, if any, to service our debt and to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. In addition, our ability to declare and pay dividends is currently restricted under our senior secured credit facility and the indenture governing our senior notes and may also be restricted under any debt instruments we enter into in the future.

CAPITALIZATION

        The following table sets forth our consolidated cash and consolidated capitalization as of March 31, 2004:

  •
  on an actual basis; and

  •
  on a pro forma basis giving effect to the sale of shares of common stock by us in this offering at an assumed public offering price of $    per share, less the underwriting discount and estimated offering expenses payable by us, the application of approximately $    million of those net proceeds to redeem a portion of our senior notes and to pay accrued interest and related redemption premiums, and the conversion of all of our outstanding series A preferred stock into common stock, as if all of those transactions had occurred on March 31, 2004.

        This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes thereto contained elsewhere in this prospectus. The pro forma data in this table are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to reflect what our actual cash or capitalization would have been had the transactions referred to above occurred on March 31, 2004 and are not indicative of our future cash or capitalization.

	As of March 31, 2004
	Actual	Pro Forma
	(in thousands, except share data)
Cash	$8,885	$

Long-term debt:
Senior secured credit facility(a)	—
Senior notes(b)	$80,458	$

Total long-term debt	80,458

Stockholders' equity:
Series A preferred stock, par value $.001 per share, 5,000,000 shares authorized, issued and outstanding actual, no shares issued and outstanding pro forma	46,252
Common stock, par value $.001 per share, 9,000,000 shares authorized, 744,391 shares issued and outstanding actual, and shares authorized, shares issued and outstanding pro forma
Additional paid-in capital	1
Accumulated deficit	(24,371)

Total stockholders' equity	21,882

Total capitalization	$102,340	$

(a)
As of March 31, 2004, we had $12.3 million of bankers' acceptances and letters of credit outstanding under our senior secured credit facility, of which $8.0 million were reflected in accounts payable.

(b)
On March 26, 2004, we issued $100.0 million principal amount at maturity of senior notes at an issue price of 80.424% of their principal amount at maturity. Because the senior notes were issued at a substantial discount to their principal amount at maturity, the amount of senior notes recorded on our balance sheet upon their original issuance was approximately $80.4 million. The amount of senior notes shown on our balance sheet will increase over time, reflecting the accretion of this original issue discount. The aggregate principal amount at maturity of the senior notes at March 31, 2004 was $100.0 million and on a pro forma basis to reflect the repayment of a portion of the notes from the proceeds of this offering would have been $    .

DILUTION

        Our net tangible book value as of March 31, 2004, after giving pro forma effect to the conversion of all of our outstanding shares of preferred stock into common stock and the             for-one-stock split of our outstanding common stock, as if these transactions had occurred as of March 31, 2004, was approximately $(58.2) million, or $              per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

        Dilution per share to new investors results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the outstanding stock immediately prior to this offering. As of March 31, 2004, our pro forma net tangible book value would have been approximately $        million or $              per share, pro forma after giving effect to a             -for-one split of our common stock, the conversion of all of the shares of preferred stock into                 shares of common stock, our sale of                 shares of common stock in the offering, the deduction of the underwriting discount and commissions and estimated offering expenses payable by us and the redemption of approximately $        million aggregate principal amount of senior notes as described under "Use of Proceeds." This information also reflects the non-cash charge to earnings of approximately $             from the write-off of deferred costs and the cash charge of approximately $             from the repayment premium and fees related to the redemption of a portion of the senior notes. This offering will result in an immediate increase in pro forma net tangible book value of $              per share to existing stockholders and an immediate dilution of $              per share to new investors purchasing common stock in the offering.

        The following table illustrates this per share dilution as of March 31, 2004:

Assumed initial public offering price per share of common stock	$

Pro forma net tangible book value per share at March 31, 2004

Increase in pro forma net tangible book value per share of common stock attributable to this offering

Pro forma net tangible book value per share of common stock after this offering

Dilution per common share to new investors	$

        The following table summarizes, as of March 31, 2004, and after giving pro forma effect to the    for-one stock split of our outstanding common stock and the conversion of all of our outstanding shares of preferred stock as if such transactions had occurred as of such date, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discount and commissions and our estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%			$100%		$

        If the underwriters' over-allotment option is exercised in full:

  •
  the percentage of our shares of common stock held by our existing holders of capital stock will decrease to approximately    % of the total number of common shares outstanding immediately after this offering; and

  •
  the number of shares of common stock held by investors purchasing common stock in this offering will increase to             shares, or approximately    % of the total number of shares of common stock outstanding immediately after this offering; in each case, based upon shares outstanding as of May 31, 2004 and calculated on a pro forma basis as described above.

        The discussion and tables above assume no exercise of stock options outstanding as of May 31, 2004 or granted in connection with this offering. As of the consummation of this offering, we expect to have options outstanding to purchase a total of 820,996 shares of common stock, with a weighted average exercise price of $             per share. Assuming the exercise in full of these stock options, the number of shares purchased by existing stockholders would increase to             , total consideration paid by them would increase to $             and the average price per share paid by them would be increased to $             per share.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements, or the "pro forma condensed financial statements," are based on the consolidated historical financial statements of Interactive Health, Inc. and its subsidiaries as of and for the quarter ended March 31, 2004 with respect to the 2004 pro forma data and the historical consolidated financial statements of Interactive Health, Inc. and its subsidiary for the period from August 22, 2003 through December 31, 2003 and the historical financial statements of Interactive Health LLC for the period from January 1, 2003 through August 21, 2003 with respect to the 2003 pro forma data, all of which are included elsewhere herein, adjusted as indicated to give effect to the following transactions:

  1.
  solely in the case of the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 our acquisition of Interactive Health LLC on August 22, 2003 and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition;

  2.
  issuance of $100.0 million aggregate principal amount at maturity of our senior notes on March 26, 2004 and the application of the net proceeds to repay all of our outstanding related party subordinated notes, including the payment of accrued interest and related repayment premiums, and to pay a $19.3 million cash dividend to our stockholders;

  3.
  sale of shares of common stock by us in this offering at an assumed public offering price of $             per share, less the underwriting discount and estimated offering expenses payable by us, and the application of approximately $              million of those proceeds to redeem a portion of our outstanding senior notes and, solely in the case of the pro forma balance sheet, to pay accrued interest and related redemption premiums; and

  4.
  conversion of all of our outstanding series A preferred stock into shares of our common stock, which will occur concurrently with the closing of this offering and solely in the case of the pro forma statement of operations data, the elimination of the management fee paid to Whitney, which will terminate upon completion of this initial public offering and the addition of estimated incremental costs associated with being an SEC registrant.

        The unaudited pro forma condensed consolidated balance sheet gives effect to the transactions reflected in items 3 and 4, above, as if they occurred as of March 31, 2004. The unaudited pro forma condensed consolidated statement of operations gives effect to each of the above transactions as if they had occurred as of January 1, 2003. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. However, the pro forma condensed consolidated financial statements are presented for illustrative purposes only, are subject to assumptions, estimates and uncertainties, do not purport to represent what our actual results of operations or financial condition would have been had these transactions in fact occurred as of the dates indicated, and are not indicative of our future results of operations or financial condition.

INTERACTIVE HEALTH, INC.

Unaudited Condensed Consolidated Pro Forma Balance Sheet

March 31, 2004

	Historical	Pro Forma Adjustments for this Offering		Pro Forma for this Offering
	(in thousands)
Assets
Current assets:
		$	(a)
Cash	$8,885		(b)	$
Accounts receivable, net	8,032
Inventory	9,310
Prepaid expenses and other current assets	751
Income taxes receivable	2,116
Deferred income taxes	1,099

Total current assets	30,193

Property and equipment, net	631
Deferred income taxes	1,348
Total intangible assets, net	80,114
Other assets	5,006		(c)

Total assets	$117,292

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$13,129
Accrued expenses and other current liabilities	1,823

Total current liabilities	14,952

Senior notes	80,458		(b)

Total liabilities	95,410
Stockholders' equity:
Series A preferred stock	46,252		(d)
			(a)
Common stock	1		(d)
			(a)
Additional paid-in capital	—		(d)
			(b)
Accumulated deficit	(24,371)		(c)

Total stockholders' equity	21,882

Total liabilities and stockholders' equity	$117,292	$		$

 INTERACTIVE HEALTH, INC.

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For the Three Months Ended March 31, 2004

	Historical	Pro Forma Adjustments for the Senior Notes Offering		Pro Forma for the Senior Notes Offering	Pro Forma Adjustments for this Offering		Pro Forma for the Senior Notes and this Offering
	(in thousands, except per share data)
Net sales	$20,577			$20,577			$
Cost of sales	11,128			11,128

Gross profit	9,449			9,449
Selling, general and administrative expenses	4,405			4,405		(h)
Acquisition related bonus
Related-party management fee	250			250		(i)
Amortization of intangible assets	1,063			1,063

Operating income	3,731			3,731
Interest expense:
		$(186 (1,559	)(e) )(e)
Interest on notes and senior secured facility	2,166	613 1,712	(f) (f)	2,746		(j)
Expenses related to repayment of related party subordinated notes	6,326			6,326

Total interest expense	8,492			9,072
Other (income) expense	(6)			(6)

Loss before income tax benefit	(4,755)			(5,335)
Income tax benefit	(1,772)	(230)	(g)	(2,002)		(k)

Net loss	(2,983)			(3,333)
Accretion to redemption value on Series A preferred stock	(189)			(189)		(l)

Net loss available to common stockholders	$(3,172)	$(350)		$(3,522)			$

Basic and diluted net loss per share available to common stockholders(m)							$
Shares used in computing basic and diluted net loss per share available to common stockholders

INTERACTIVE HEALTH, INC.

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For The Year Ended December 31, 2003

	Predecessor Period January 31, 2003 through August 21, 2003	Successor Period August 22, 2003 through December 31, 2003	Combined Historical(n)	Pro Forma Adjustments for the Acquisition		Pro Forma for the Acquisition	Pro Forma Adjustments for the Senior Notes Offering		Pro Forma for the Acquisition and the Senior Notes Offering	Pro Forma Adjustments for this Offering		Pro Forma for the Acquisition, the Senior Notes Offering and this Offering
	(in thousands, except per share data)
Net sales	$36,738	$36,816	$73,554			$73,554			$73,554			$
Cost of sales	20,682	24,263	44,945			44,945			44,945

Gross profit	16,056	12,554	28,610			28,610			28,610
Selling, general, and administrative expenses	6,594	4,934	11,528			11,528			11,528		(h)
Acquisition related bonus	5,659	—	5,659			5,659			5,659
Related-party management fee	—	360	360	$640	(0)	1,000			1,000		(i)
Amortization of intangible assets	—	5,789	5,789	2,694	(p)	8,484			8,484

Operating income	3,803	1,471	5,274			1,940			1,940
							$(706	)(e)
							(6,600	)(e)
				464	(q)		435	(f)
Interest expense, net	286	2,847	3,133	4,235	(q)	7,832	9,183	(f)	10,144		(j)
Other expense	898	10	908			908			908

Income (loss) before provision (benefit) for income taxes	2,619	(1,386)	1,233			(6,800)			(9,112)
Provision (benefit) for income taxes	15	(551)	(536)	(2,164	)(r)	(2,700)	(918	)(g)	(3,618)		(k)

Net income (loss)	$2,604	$(835)	$1,769			$(4,100)			$(5,494)			$
Accretion to redemption value on Series A preferred stock	—	(270)	(270)	(487	)(s)	(757)			(757)		(l)

Net income (loss) available to common stockholders	$2,604	$(1,105)	$1,499	$6,357		$(4,858)	$(1,394)		$(6,252)			$

Basic and diluted net loss per share available to common stockholders(m)												$
Shares used in computing basic and diluted net loss per share available to common stockholders

Notes to the unaudited pro forma condensed consolidated financial statements:

(a)
Reflects the estimated net proceeds from the issuance of common stock by us in this offering at an assumed public offering price of $         per share, after deducting the underwriting discount and estimated expenses payable by us.

(b)
Reflects the application of $         of the estimated net proceeds from this offering to redeem a portion of our outstanding senior notes. We issued $100.0 million aggregate principal amount at maturity of the senior notes on March 26, 2004 at a price of 80.424% of the principal amount at maturity. The effective interest rate on the senior notes, including cash interest, amortization of issuance costs and accretion of original issue discount is 12.54%, not including the payment of liquidated damages pursuant to the registration rights agreement pertaining to these notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Issuance of Senior Notes." The redemption price of the senior notes that we intend to redeem with a portion of the proceeds we receive from this offering is 111.375% of their accreted value, plus accrued interest. Because the accreted value of the senior notes increases over time and because we will be required to pay accrued cash interest on the senior notes that we redeem, the actual amount we pay to redeem the senior notes will be greater than the amount reflected in these pro forma financial statements.

For purposes of these pro forma financial statements, the redemption price of the senior notes is calculated as follows:

Original issue price of senior notes to be redeemed	$
Redemption premium

$

(c)
Reflects the write-off of a portion of the financing fees and issuance costs incurred in connection with the issuance of the senior notes as a result of the redemption of a portion of the senior notes as described in note (b) above.

(d)
Reflects the conversion of our series A preferred stock into common stock upon the completion of this offering.

The conversion is recorded to stockholders' equity as follows:

Common stock (5,000,000 shares at $0.001 par value)	$5,000
Additional paid in capital	46,057,752

Carrying value of series A preferred stock	$46,062,752

(e)
Reflects the elimination of the interest expense of $6.6 million and $1.6 million and amortization of discount and issuance costs of $705,581 and $186,381 on the related party subordinated notes for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, all of which were repaid with a portion of the net proceeds from the offering of the senior notes. The pro forma statement of operations for the year ended December 31, 2003 does not reflect the impact of the related redemption premium or the write-off of unamortized debt discount and deferred finance costs in connection with this redemption totaling $6.3 million.

(f)
For the year ended December 31, 2003, reflects a full year of interest expense on the senior notes of $9.2 million, plus amortization of issuance costs of $435,000. For the three months ended March 31, 2004, reflects additional interest expense on the senior notes of $1.7 million, plus amortization of issuance costs of $612,710, to reflect a full quarter of expense. Interest expense on the senior notes is calculated at an effective rate of 12.54% per annum of the principal amount at maturity of the senior notes, which is comprised of cash interest payable at the rate of 7.25% of the principal amount at maturity, the accretion of original issue discount, and the amortization of issuance costs. Interest expense does not include liquidated damages that we anticipate will be payable on the senior notes pursuant to the registration rights agreement referred to in note (b) above.

(g)
Reflects the tax benefit related to the pro forma adjustments for the senior notes offering at the statutory rate of 39.7%

(h)
Reflects the estimated incremental costs we expect to incur as an SEC registrant such as: directors' and officers' insurance, board and committee fees, incremental legal and accounting costs, incremental accounting personnel, filing fees and printing costs.

(i)
Reflects the elimination of management fees payable to Whitney, which will terminate upon consummation of this initial public offering.

(j)
Reflects the reduction of interest expense in connection with the proposed redemption of a portion of the outstanding senior notes with some of the proceeds we will receive from this offering as described in note (b) above. The pro forma statement of operations does not reflect the impact of the related redemption premium and write-off of unamortized discount and deferred finance costs in connection with this redemption totaling $                      .

(k)
Reflects the tax provision related to the pro forma adjustments for this offering at the statutory rate of 39.7%.

(l)
Reflects the elimination of accretion to redemption value of our series A preferred stock as a result of the conversion of this stock into common stock concurrently with the closing of this offering.

(m)
Basic and diluted loss per share reflect the following as if they occurred on January 1, 2003:             shares of common stock to be issued pursuant to this offering, the exercise of warrants to purchase 743,391 shares of common stock and the conversion of the series A preferred stock into 5,000,000 shares of common stock. Diluted loss per share excludes options outstanding at December 31, 2003 and March 31, 2004 to purchase 642,020 shares of common stock as their impact would be anti-dilutive.

(n)
Reflects the combined historical results of operations of Interactive Health LLC for the predecessor period from January 1, 2003 through August 21, 2003 and of Interactive Health, Inc. for the successor period from August 22, 2003 through December 31, 2003. The combined 2003 column does not purport to represent financial information that is in accordance with GAAP.

(o)
Reflects additional management fees payable to Whitney to reflect a full year of such fees, which were fixed at $1.0 million for 2003.

(p)
Reflects additional amortization for the intangible assets recorded as a result of our acquisition of Interactive Health LLC completed on August 22, 2003 to reflect a full year of amortization.

The additional amortization to reflect a full year of amortization is comprised of the following:

	Full Year Amortization	Less Amount Recorded	Adjustment
Order backlog	$4,300,000	$(4,282,662)	$17,338
Supplier relationships	2,153,303	(777,647)	1,381,656
Customer relationships	2,024,494	(729,007)	1,295,397

Total	$8,483,797	$5,789,406	$2,694,391

(q)
Reflects additional interest expense on related party subordinated notes issued in connection with our acquisition of Interactive Health LLC and held by certain of our stockholders, plus $463,933 of amortization of discount and issuance costs, to reflect a full year of expense.

(r)
Reflects the income tax benefit related to the pro forma adjustments for our acquisition of Interactive Health LLC at the statutory rate of 39.7%. In addition, as a limited liability company Interactive Health LLC did not pay any federal or state income taxes on its earnings prior to its acquisition by us on August 22, 2003. Accordingly, this adjustment also reflects the additional provision for income tax that would have been recorded if Interactive Health LLC had been a corporation subject to income tax prior to that acquisition.

(s)
Reflects additional accretion on the series A preferred stock issued in connection with our acquisition of Interactive Health LLC, to reflect a full year of accretion.

SELECTED HISTORICAL FINANCIAL DATA

        We derived the selected historical financial data for the years ended December 31, 2001 and 2002 and the period from January 1, 2003 through August 21, 2003, which we refer to as the "predecessor period," from the audited financial statements of Interactive Health LLC included elsewhere in this prospectus. We derived the selected historical financial data for the period from August 22, 2003 through December 31, 2003, which we refer to as the "successor period," from the audited consolidated financial statements of Interactive Health, Inc. and its subsidiary included elsewhere in this prospectus. We refer to the summary financial data for the period from January 1, 2004 to March 31, 2004 as the "successor quarter" and the period from January 1, 2003 to March 31, 2003 as the "predecessor quarter." The selected financial data as of and for the years ended December 31, 1999 and 2000 have been derived from audited financial statements of Interactive Health LLC and its predecessors that are not included in this prospectus. We acquired Interactive Health LLC on August 22, 2003 in a business combination accounted for under the purchase method of accounting. As a result, the selected historical statement of operations data presented for 2003 include a predecessor period from January 1, 2003 through August 21, 2003, consisting entirely of the operations of Interactive Health LLC, and a successor period from August 22, 2003 through December 31, 2003, consisting entirely of the consolidated operations of Interactive Health, Inc. and its subsidiary. Pro forma 2003 statement of operations data are based upon the operating results of Interactive Health LLC for the predecessor period and the consolidated operating results of Interactive Health, Inc. and its subsidiary for the successor period and pro forma statement of operations data for the successor quarter and the pro forma balance sheet data as of March 31, 2004 are based on the operating results of Interactive Health, Inc. and its subsidiaries adjusted in each case to give effect to the following transactions as if they had occurred on January 1, 2003 for purposes of the pro forma statement of operations data and as of March 31, 2004 for purposes of pro forma balance sheet data:

  •
  solely in the case of the 2003 pro forma statement of operations data, our acquisition of Interactive Health LLC on August 22, 2003 and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition;

  •
  solely in the case of the 2003 and 2004 pro forma statement of operations data, issuance of $100.0 million aggregate principal amount at maturity of our senior notes on March 26, 2004 and the application of the net proceeds to repay all of our outstanding related party subordinated notes, including the payment of accrued interest and related repayment premiums, and to pay a $19.3 million cash dividend to our stockholders;

  •
  sale of shares of common stock by us in this offering at an assumed public offering price of $         per share, less the underwriting discount and estimated offering expenses payable by us, and the application of approximately $          million of those proceeds to redeem a portion of our outstanding senior notes and solely in the case of the pro forma balance sheet data, to pay accrued interest and related redemption premiums; and

  •
  conversion of all of our outstanding series A preferred stock into shares of our common stock which will occur concurrently with the closing of this offering and solely in the case of the pro forma statement of operations data, the elimination of the management fee paid to Whitney, which will terminate upon completion of this initial public offering and the addition of estimated incremental costs associated with being an SEC registrant.

        The selected historical financial data for Fiscal 1999, 2000, 2001 and Fiscal 2002 and the fiscal quarter ending March 31, 2003 consist entirely of the operations of Interactive Health LLC.

        As a result of the acquisition, the historical consolidated statement of operations data for the successor period include the following: (1) interest and amortization expense resulting from the issuance of our related party subordinated notes which were issued to finance a portion of the acquisition price; (2) amortization of intangible assets related to the acquisition; and (3) management fees that did not exist prior to the acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of acquisition became their new "cost" basis. Cost of sales for the successor period includes $3.1 million of additional costs due to purchase accounting adjustments for on-hand inventory that was sold during the successor period. As a result of these factors, financial data as of dates and for periods from and after August 22, 2003 generally are not comparable to financial data as of dates or for periods prior to August 22, 2003. For additional information see the historical and pro forma financial statements and related notes appearing elsewhere in this prospectus. The predecessor and successor periods have also been presented on a pro forma basis for purposes of the presentation below in order to facilitate comparison to other periods.

        The pro forma financial data are based on available information and certain assumptions that we believe are reasonable. However, such data are provided for illustrative purposes only, are subject to assumptions, estimates and uncertainties, do not purport to represent what our actual results of operations or financial condition would have been had these transactions in fact occurred as of the dates indicated, and are not indicative of our future results of operations or financial condition. In addition, the pro forma information included under the caption "Pro Forma Statement of Operations Data" is presented for illustrative purposes only and does not purport to represent what our income tax provision or net income would have been had Interactive Health LLC been a corporation subject to income tax prior to its acquisition by us and is not necessarily indicative of our future results of operations.

        The following selected financial data should be read in conjunction with the sections "Unaudited Pro Forma Condensed Consolidated Financial Statements" and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and related notes and the historical financial statements and related notes included elsewhere in this prospectus.

	Predecessor					Successor	Pro Forma(j)	Predecessor	Successor	Pro Forma(j)
	Fiscal Year Ended December 31,				January 1 to August 21,	August 22 to December 31,	January 1 to December 31,	Quarter Ended March 31,
	1999	2000	2001	2002	2003	2003	2003	2003	2004	2004
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$19,218	$38,337	$25,315	$36,515	$36,738	$36,816		$11,908	$20,577
Cost of sales(a)	12,220	23,302	16,622	20,507	20,682	24,263		6,249	11,128

Gross profit	6,998	15,035	8,693	16,008	16,056	12,554		5,659	9,449
Selling, general, and administrative expenses	5,898	7,503	8,576	8,668	6,594	4,934		2,523	4,405
Acquisition related bonuses(b)	—	—	—	—	5,659	—		—	—
Related party management fee(c)	—	—	—	—	—	360		—	250
Amortization of intangible assets(d)	—	—	—	—	—	5,789		—	1,063

Operating income	1,100	7,533	117	7,340	3,803	1,471		3,136	3,731
Interest expense:
Interest on notes and senior secured credit facility	269	566	256	288	286	2,847		108	2,166
Expense related to repayment of related party subordinated notes	—	—	—	—	—	—		—	6,326

Total interest expense	269	566	256	288	286	2,847		108	8,492
Other (income) expense	(32)	(148)	(255)	(120)	898	10		(18)	(6)

Income (loss) before provision (benefit) for income taxes	863	7,115	115	7,172	2,619	(1,386)		3,046	(4,755)
Provision (benefit) for income tax(e)	(45)	9	8	15	15	(551)		6	(1,772)

Net income (loss)	$908	$7,106	$107	$7,157	$2,604	(835)		$3,040	(2,983)

Accretion to redemption value on Series A preferred stock						(270)			(189)

Net income (loss) available to common stockholders						$(1,105)	$		$(3,172)	$

Pro Forma Statement of Operations Data:(e)
Income before provision for income taxes	$863	$7,115	$115	$7,172	$2,619			$3,046
Pro forma provision for income taxes(e)	346	2,846	46	2,871	1,048			1,218

Pro forma net income	$517	$4,269	$69	$4,301	$1,571			$1,828

Basic and diluted net loss per share available to common stockholders:
Historical						$(1,015.42)			$(7.52)
Pro forma(f)						$(0.19)			$(0.55)
Pro forma(g)							$			$
Shares used in computing basic and diluted net loss per share available to common stockholders:
Historical						1,000			422,000
Pro forma(f)						5,744,391			5,744,391
Pro forma(g)

	As of December 31,					As of March 31, 2004
	1999	2000	2001	2002	2003	Actual	Pro Forma(h)
Balance Sheet Data as of:
Cash	$1,461	$519	$2,920	$4,406	$13,725	$8,885
Total assets	9,437	16,488	11,955	15,871	118,912	117,292
Total debt(i)	3,238	—	—	—	50,447	80,458
Series A redeemable preferred stock	—	—	—	—	46,063	46,252
Stockholders' equity	1,605	7,320	4,500	8,241	3,091	21,882

(a)
Cost of sales for the period from August 22, 2003 to December 31, 2003 includes $3.1 million of additional cost due to a purchase accounting adjustment of on-hand inventory resulting from our acquisition of Interactive Health LLC. Such inventory was sold during the successor period. As a result, this increased cost is not reflected in the successor quarter and will not be reflected in future periods.

(b)
Acquisition-related bonuses reflect $5.7 million in bonuses paid by Interactive Health LLC to certain of its officers and employees concurrently with our acquisition of Interactive Health LLC, which reduced the proceeds paid to the former owners of Interactive Health LLC in the acquisition by an equivalent amount.

(c)
Consists of management fees paid to Whitney subsequent to our acquisition of Interactive Health LLC. Such management fees will terminate upon completion of this offering.

(d)
Consists of amortization of intangible assets recorded as a result of our acquisition of Interactive Health LLC. The estimated expense for the amortization of these intangible assets for the next five years is approximately $4.2 million in 2004, $4.2 million in 2005, $4.2 million in 2006, $3.8 million in 2007 and $3.2 million in 2008.

(e)
Interactive Health LLC is a limited liability company and therefore was not subject to federal or state income tax prior to its acquisition by us on August 22, 2003. Accordingly, the selected financial data include a pro forma provision for income tax that is intended to reflect the provision for income tax that would have been recorded if Interactive Health LLC had been a corporation subject to income tax prior to that acquisition, and also includes information as to pro forma net income giving effect to this pro forma provision for tax. The pro forma provision for income tax has been calculated, using a rate of 40%, on a basis substantially consistent with the provision for income tax for the successor period.

(f)
Shares used in computing basic and diluted net loss per share for the successor periods reflect the following as if they occurred on January 1, 2003: the exercise of the warrants to purchase 743,391 shares of our common stock (which occurred on February 9, 2004) and the conversion of the series A preferred stock into 5,000,000 shares of common stock.

(g)
Shares used in computing basic and diluted net loss per share available for common stockholders for the pro forma statement of operations data for 2003 and 2004 reflect the following as if they occurred on January 1, 2003: issuance of                          shares of common stock to be issued pursuant to this offering, the exercise of warrants to purchase 743,391 shares of our common stock and the conversion of the series A preferred stock into 5,000,000 shares of common stock.

(h)
The pro forma balance sheet data are presented as if the following transactions had occurred on March 31, 2004: (1) this offering (assuming a public offering price of $         per share) and our receipt of the estimated net proceeds from the issuance of the common stock being offered by us; (2) conversion of our series A preferred stock into common stock; and (3) the application of some of the estimated proceeds that we will receive from this offering to redeem a portion of the senior notes, including payment of accrued interest and redemption premiums. The pro forma balance sheet data are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to represent what our actual financial position would have been had these transactions actually been completed on the date indicated and are not indicative of our future financial position.

(i)
As of March 31, 2004, we had $12.3 million of bankers' acceptances and letters of credit outstanding under our senior secured credit facility, of which $8.0 million were reflected in accounts payable.

(j)
The pro forma statement of operations data are presented as if the transactions in (h) and the following had occurred on January 1, 2003: (1) interest and amortization expense resulting from the issuance of our senior notes; (2) our acquisition of Interactive Health LLC and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition (2003 only); (3) management fees that did not exist prior to the acquisition (2003 only); and (4) elimination of management fees which will terminate upon completion of this offering and the addition of estimated incremental costs associated with being an SEC registrant. The pro forma statement of operations data are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to represent what our actual results of operations would have been had these transactions actually been completed on the date indicated and are not indicative of our future operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the section "Selected Historical Financial Data" and accompanying notes thereto, the audited consolidated financial statements and accompanying notes thereto and the unaudited pro forma consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. The forward-looking statements in this discussion regarding the robotic massage chair industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, some of which are described under "Risk Factors" and elsewhere in this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. We are primarily owned by investment partnerships affiliated with Whitney and certain members of our management. On August 22, 2003, we acquired Interactive Health LLC. As a result, financial information in this prospectus for the period from January 1, 2003 through August 21, 2003 and for all periods prior to January 1, 2003 reflects the results of operations and financial conditions of Interactive Health LLC and its predecessors, and financial information in this prospectus for all periods subsequent to August 21, 2003 reflects the results of operations and financial condition of Interactive Health, Inc. and its subsidiaries on a consolidated basis. In the discussion of our results of operations and financial condition and financial data in this prospectus, we sometimes refer to Interactive Health LLC and the period from January 1, 2003 through August 21, 2003 as the "predecessor" and the "predecessor period," respectively, and we sometimes refer to Interactive Health, Inc. and its consolidated subsidiary and the period from August 22, 2003 through December 31, 2003 as the "successor" and the "successor period," respectively. References in this prospectus to "Fiscal 2003" refer to the pro forma for acquisition financial information of Interactive Health LLC and of Interactive Health, Inc. and its consolidated subsidiary for the 12 months ended December 31, 2003 on a pro forma basis reflecting our acquisition of Interactive Health LLC on August 22, 2003 and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition, as if these transactions had occurred on January 1, 2003.

        References to "Fiscal 2001" and "Fiscal 2002" refer to the fiscal years ended December 31, 2001 and December 31, 2002, respectively. Reference to "predecessor quarter" refers to the quarter ended March 31, 2003 and reference to "successor quarter" refers to the quarter ended March 31, 2004.

General

        We are a leading producer and marketer of a broad line of technologically advanced, branded robotic massage chairs and zero gravity chairs. We have been selling massage chairs for over 20 years, and we believe that we are the largest provider of robotic massage chairs in the U.S.

        We have achieved significant growth in recent years, driven largely by the continued development of the robotic massage chair market in the U.S., growing U.S. consumer acceptance of massage products, our ability to introduce advanced new products designed to appeal to consumers and our development of new channels of distribution. These new channels, such as the furniture retailer and healthcare professional channels, have allowed us to enter potential new markets and have helped diversify our customer base. We intend to continue expanding our product offerings, increasing our presence in existing distribution channels, seeking new distribution channels and directing our marketing efforts towards increasing consumer awareness of our brand. However, our operating results would be significantly adversely impacted if net sales to our customers, particularly our specialty retail customers, do not increase or decline, whether because these customers develop and sell their own proprietary robotic massage chairs instead of our products, because of changes in consumer preferences, or competition from other providers and manufacturers of robotic massage chairs or for other reasons. In Fiscal 2003, sales to our two primary specialty retail customers, The Sharper Image and Brookstone, accounted for approximately 39.3% and 16.9% of our net sales, respectively. See "Risk Factors—Risks Related to Our Business—We are dependent on our significant customers, the loss of any of which would have a material adverse effect on our future sales and our ability to sustain our growth." Our sales could therefore vary significantly based on, among other things, acceptance of our products by consumers and specialty retailers. In addition, our sales could vary based on acceptance of our products by customers in our other distribution channels which include furniture retail, national retail, back care, healthcare and international channels.

        We recognize revenue upon shipment of products, which we refer to as gross sales, less an estimated reserve for sales returns and allowances and discounts which we deduct from gross sales to calculate net sales. All of our products are manufactured and assembled by third party suppliers. Accordingly, our cost of sales is represented primarily by the cost to purchase these products, especially from Daito, and, to a lesser extent, the cost of transporting these products from the manufacturers to our warehouse. Our selling, general, and administrative costs consist primarily of selling, marketing, research and development costs and costs to operate our single distribution center. In the near future, we anticipate that our selling, general, and administrative expenses will increase, by a potentially significant amount, due to our efforts to increase our sales force, expand our marketing efforts, including a potential direct-to-consumer marketing campaign, expand into new distribution channels and increase our presence in existing distribution channels. Our financial results are also dependent on our ability to manage our inventory so as to minimize our on hand inventories. In addition, our results of operations could be materially adversely affected if the cost of products purchased from our principal suppliers, especially Daito, were increased substantially or if Daito or any of our other principal suppliers were to cease or limit sales of their products to us or if Daito terminated its license and distribution agreement with us. In that regard, Daito has the right to increase the price we pay for products it manufactures for us, provided that it gives us at least 90 days prior notice of any such price increase. Additionally, we depend on Manica-Thai to manufacture and assemble all of our zero gravity chairs. We have no written agreement with Manica-Thai.

The History of Our Business

        Interactive Health, Inc. was formed by Whitney to serve as an acquisition vehicle for Interactive Health LLC. On August 22, 2003, we acquired Interactive Health LLC by raising $105.0 million through the sale of five million shares of our series A preferred stock to Whitney and certain key members of our management, and the issuance of $55.0 million principal amount of our related-party subordinated notes due 2008 and warrants to purchase 743,391 shares of our common stock to Whitney and its affiliates. Of the total amount raised, approximately $93.8 million was allocated to the purchase price which included amounts paid to the former owners of Interactive Health LLC and acquisition related out-of-pocket expenses. The remaining amount was used for certain other acquisition related expenses payable by Interactive Health LLC, primarily consisting of financing costs and to provide additional working capital to us. Interactive Health LLC is now one of our two wholly-owned subsidiaries, the other subsidiary being Interactive Health Finance Corp.

        As a result of the acquisition, our consolidated statement of operations for the successor period includes the following: (1) interest and amortization expense resulting from the issuance of the related party subordinated notes that were issued to finance a portion of the acquisition price; (2) amortization of intangible assets related to the acquisition; and (3) management fees that did not exist prior to the acquisition. Further, as a result of purchase accounting, the fair values of our assets, including our inventory, on the date of acquisition became their new "cost" basis. Cost of sales for the successor period includes $3.1 million of additional cost due to the purchase accounting adjustment related to the on-hand inventory that was then sold during the successor period. As a result, financial information for Fiscal 2003 is generally not comparable to financial information for prior fiscal years. Moreover, expenses attributable to amortization of intangible assets resulting from the acquisition will continue to adversely effect our results of operations in the future. As set forth in note 4 to the historical financial statements included elsewhere in this prospectus, the estimated expense of amortizing these intangible assets for the next five years is approximately $4.2 million in each of 2004, 2005 and 2006, approximately $3.8 million in 2007 and approximately $3.2 million in 2008.

        Interactive Health LLC is a limited liability company and therefore was not subject to federal or state income tax on its earnings prior to its acquisition by us on August 22, 2003. Accordingly, the following discussion includes a discussion of the pro forma provision for income tax that is intended to reflect an estimated provision for income tax that would have been recorded if Interactive Health LLC had been a corporation subject to income tax prior to that acquisition. The pro forma provision for income tax has been calculated, using a rate of 40%, on a basis that is substantially consistent with the provision for income tax for the successor period from August 22, 2003 through December 31, 2003. The pro forma data are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to represent what our actual provision for income tax would have been if Interactive Health LLC had been a corporation subject to income tax and are not necessarily indicative of our future provision for income tax.

Issuance of Senior Notes

        On March 26, 2004, our wholly-owned subsidiaries Interactive Health LLC and Interactive Health Finance Corp. completed an offering of $100.0 million aggregate principal amount at maturity of their 7.25% senior notes due 2011 at a price of 80.424% of the principal amount at maturity. At closing, these notes were recorded on our balance sheet at a value of $80.4 million. The amount of the senior notes that appears on our balance sheet will increase over time reflecting accretion of this original issue discount.

        We are required to pay cash interest on the senior notes at the rate of 7.25% per annum of the principal amount at maturity and, in addition, the senior notes provide for the accretion of original issue discount over the life of the senior notes. Accordingly, our financial statements for periods subsequent to March 26, 2004 will reflect interest expense on the senior notes at the effective per annum rate of 12.54% of the principal amount at maturity, which represents cash interest payable on the senior notes, accretion of original issue discount and the amortization of the issuance costs.

        The net proceeds of the senior notes were used to repay the $55.0 million of related party subordinated notes issued in connection with our acquisition of Interactive Health LLC, plus a $1.8 million prepayment premium, and to pay a $19.3 million cash dividend to our stockholders. In connection with the repayment of the related party subordinated notes, we reported additional interest expense in the amount of $6.3 million in the quarter ended March 31, 2004, comprised of the $1.8 million prepayment premium and the write-off of unamortized issuance costs and discounts in the amount of $4.5 million.

        We intend to use some of the proceeds of this offering to redeem a portion of the outstanding senior notes at their accreted value together with accrued interest and related redemption premiums. See "Use of Proceeds" and "Capitalization." We anticipate that the payment of this redemption premium will be reflected as a pre-tax charge of approximately $     million in our financial statements for the period in which the redemption premium is made. Following the

application of the proceeds from this offering, we expect that we will have approximately $    million aggregate principal amount at maturity of senior notes outstanding.

        The senior notes were issued in a private placement. Concurrently with the senior notes offering, we entered into a registration rights agreement pursuant to which we may, in our sole discretion, cause an exchange offer registration statement to be filed with the SEC pursuant to which we may offer to exchange senior notes that have terms substantially similar to the privately placed senior notes but that have been registered with the SEC for the outstanding privately placed senior notes. If we fail to file such an exchange offer registration statement by June 30, 2004 or if we default in the performance of certain other obligations under that registration rights agreement, we will be obligated to pay liquidated damages on the privately placed senior notes, initially at the rate of 0.25% of the accreted value of the senior notes, which rate will increase by an additional 0.25% per annum after each 90 day period until all defaults under the registration rights agreement are cured, up to a maximum liquidated damage rate of 1.25% per annum of the outstanding accreted value. We do not anticipate filing an exchange offer registration statement with the SEC by June 30, 2004, and therefore, we anticipate paying such liquidated damages. However, we will seek to file the registration statement and have it declared effective and to effect this exchange offer promptly following the consummation of this offering, although at the time of issuance, we did not intend to register the senior notes.

Critical Accounting Policies and Estimates

        Our management is responsible for our financial statements and has evaluated the accounting policies to be used in their preparation. Our management believes these policies are reasonable and appropriate. The following discussion identifies those accounting policies that we believe will be critical in the preparation of our financial statements, the judgments and uncertainties affecting the application of those policies and the possibility that materially different amounts will be reported under different conditions or using different assumptions.

        The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Reserves for estimated sales returns, warranties and allowances are recorded at the time of sale.

        Allowance for doubtful accounts.    We provide a reserve against receivables for estimated losses that may result from customers' inability to pay. We determine the amount of the reserve by analyzing known uncollectible accounts, aged receivables, economic conditions, historical experience and our customers' credit worthiness. Receivables which are subsequently determined to be uncollectible are charged or written off against this reserve. Reserves have been fully established for all expected or probable losses of this nature. The gross trade accounts receivable balance was $12.9 million and the allowance for doubtful accounts was $0.3 million at December 31, 2003.

        Allowance for estimated returns.    We record an allowance for anticipated future returns of goods shipped prior to period-end. In general, we accept returns for damaged or defective products, but discourage returns for other reasons. The amount of the allowance is determined based upon any approved customer requests for returns, historical returns experience, and any recent events which could result in a change in historical returns rates, among other factors. The allowance for returns at December 31, 2003 was $1.1 million. Although we believe that the allowance for returns at December 31, 2003 is adequate as of that date, any large unanticipated returns received subsequent to December 31, 2003 from any of our major customers, in excess of the amount of the allowance for estimated returns, could result in a charge to future operations.

        Warranties.    Selling, general and administrative expense includes estimated costs to service warranty claims of consumers. Our estimate is based on our historical claims experience and product testing that we perform from time to time. Our estimated warranty expense is reflected as a charge on our statement of operations in the period in which the revenue on the related products is recognized. We provide a warranty that generally begins on the original purchase date by the consumer and extends for 90 days for factory service and ranges from six months to three years for parts and structural components, depending on the product. Because some of our products have not been in use by consumers for the full warranty period, we rely on the combination of historical experience and product testing for the development of our estimate for warranty claims for these products. Our warranty reserve as of December 31, 2003 totaled $375,000. If the actual amount we are required to pay to satisfy warranty claims exceeds the warranty reserves we have established based on our estimates, our results of operations could be materially adversely affected.

        Inventory write-downs.    Inventories are stated at lower of cost or market. We review the various items in inventory on a regular basis for excess, obsolete and impaired inventory. Where the estimated net realizable value is below cost, we write the inventory down to estimated future net selling prices less our cost to sell those products. In addition, we provide appropriate reserves for any excess or obsolete items. Inventories were stated at $8.2 million, net of a reserve for inventory write-downs of $0.3 million at December 31, 2003.

        Goodwill and Other Intangible Assets.    We adopted SFAS No. 141, "Business Combinations," as of June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Prior to August 22, 2003, we did not have any goodwill or intangibles resulting from business acquisitions. As a result of our acquisition of Interactive Health LLC on August 22, 2003, our consolidated statements of operations for the successor period includes amortization of intangible assets related to the acquisition. In accordance with SFAS No. 141, goodwill is subject to impairment testing as described below. Amortizable intangible assets include supplier agreements and customer relationships with gross carrying values of $17.6 million and $16.5 million, respectively, with weighted average amortization periods of eight years. In addition, amortizable intangible assets also include order backlog with a gross carrying value of $4.3 million, with an amortization period of less than one year. As of December 31, 2003, the net carrying amounts of these amortizable intangible assets was $16.8 million for the supplier agreements, $15.8 million for the customer relationships, and approximately $17,000 for the order backlog. Nonamortizable intangible assets include trade name and trademarks of $16.0 million and goodwill of $32.6 million. The value of the supplier agreements, customer relationships and order backlog were determined using the income approach. The value of the trade names and trademarks were determined using the relief from royalty method. These methods require estimates for future sales and profitability. Actual results could differ from these estimates. Weighted average cost of capital ranging from 16% to 20% were used deriving these amounts, depending on the period of cash flows.

        The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

        The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

        The assumptions used in the estimate of fair value are generally consistent with our past performance and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

        We made a preliminary determination of goodwill and other intangible assets after our acquisition of Interactive Health LLC and the annual impairment tests were performed in the fourth quarter of Fiscal 2003. It was determined that the assets were not impaired as a result of these tests.

        Property and Equipment and Impairment of Long-Lived Assets.    We assess recoverability of property and equipment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Property and equipment were recorded at their estimated fair values at the date of acquisition, which approximated their cost less accumulated depreciation at such date of acquisition. Depreciation is computed using the straight-line basis over the estimated useful lives of the assets, ranging from two to five years. Leasehold improvements are amortized over the lesser of the terms of the underlying leases or the estimated useful lives of the improvements.

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable based on undiscounted future cash flows. If such assets are impaired, we recognize an impairment loss measured as the amount by which the carrying value of the assets exceeds the estimated fair value of the assets.

        Income Tax Accounting.    We have accounted for, and currently account for, income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes.

        The realization of tax benefits of deductible temporary differences and operating loss or tax credit carryforwards will depend on whether we will have sufficient income in future periods for temporary differences and taxable income of an appropriate character within the carryback and carryforward periods permitted by the tax law for operating loss or tax credit carryforwards. We have evaluated both positive and negative evidence in making a determination as to whether it is more likely than not that all or some portion of our deferred tax assets will not be realized and concluded that these assets are realizable.

Results of Operations

        On August 22, 2003, we acquired Interactive Health LLC. As a result, our financial information set forth in this prospectus as of dates and periods prior to August 22, 2003 reflects the results of operations and financial condition of Interactive Health LLC and its predecessors and our financial information set forth in this prospectus as of dates and for periods from and after August 22, 2003 reflects the results of operations and financial condition of Interactive Health, Inc. and its subsidiaries on a consolidated basis. In addition, for purposes of the discussion of our results of operations for Fiscal 2003 and the following table, we refer to the pro forma for acquisition information of Interactive Health LLC and Interactive Health, Inc. and its consolidated subsidiary for the 12 months ended December 31, 2003 as "Fiscal 2003" reflecting our acquisition of Interactive Health LLC on August 22, 2003 and the issuance by us of five million shares of our series A preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition as if these transactions occurred on January 1, 2003.

        The pro forma financial data are based on available information and certain assumptions that we believe are reasonable. However, such data are provided for illustrative purposes only, are subject to assumptions, estimates and uncertainties, do not purport to represent what our actual results of operations or financial condition would have been had these transactions in fact occurred as of the dates indicated, and are not indicative of our future results of operations or financial condition.

        The following table sets forth the various components of our statements of operations for the periods indicated that are used in connection with the discussion herein. The pro forma for the acquisition data reflect our acquisition of Interactive Health LLC on August 22, 2003 and the issuance by us of five million shares of our series A Preferred stock, $55.0 million aggregate principal amount of our related party subordinated notes and warrants to purchase 743,391 shares of our common stock to finance that acquisition as if these transactions had occurred on January 1, 2003.

	Predecessor			Successor	Pro Forma For the Acquisition	Predecessor	Successor
	Fiscal Year Ended December 31,		January 1 to August 21,	August 22 to December 31,	January 1 to December 31,	January 1 to March 31,	January 1 to March 31,
	2001	2002	2003	2003	2003	2003	2004
Statement of Operations Data:
Net sales	$25,315	$36,515	$36,738	$36,816	$73,554	$11,908	$20,557
Cost of sales	16,622	20,507	20,682	24,262	44,945	6,249	11,128

Gross profit	8,693	16,008	16,056	12,554	28,610	5,659	9,449
Selling, general, and administrative expenses	8,576	8,668	6,594	4,934	11,528	2,523	4,405
Acquisition related bonuses	—	—	5,659	—	5,659	—	—
Related-party management fee	—	—	—	360	1,000	—	250
Amortization of intangible assets	—	—	—	5,789	8,484	—	1,063

Operating income	117	7,340	3,803	1,471	1,940	3,136	3,731
Interest expense:
Interest on notes and senior secured credit facility	256	288	286	2,847	7,832	108	2,166
Expense related to repayment of related party subordinated notes	—	—	—	—	—	—	6,326

Total interest expense, net	256	288	286	2,847	7,832	108	8,492
Other (income) expense	(254)	(120)	898	10	908	(18)	(6)

Income (loss) before provision (benefit) for income taxes	115	7,172	2,619	(1,386)	(6,800)	3,046	(4,755)
Provision (benefit) for income taxes	8	15	15	(551)	(2,700)	6	(1,772)

Net income (loss)	$107	$7,157	$2,604	$(835)	$(4,100)	$3,040	$(2,983)

        The following table sets forth the various components of our statements of operations, expressed as a percentage of net sales for the periods indicated.

	Predecessor			Successor	Pro Forma For the Acquisition	Predecessor	Successor
	Fiscal Year Ended December 31,		January 1 to August 21,	August 22 to December 31,	January 1 to December 31,	January 1 to March 31,	January 1 to March 31,
	2001	2002	2003	2003	2003	2003	2004
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	65.7%	56.2%	56.3%	65.9%	61.1%	52.5%	54.1%

Gross profit	34.3%	43.8%	43.7%	34.1%	38.9%	47.5%	45.9%
Selling, general, and administrative expenses	33.9%	23.7%	17.9%	13.4%	15.7%	21.2%	21.4%
Acquisition related bonuses	—	—	15.4%	—	7.7%	—	—
Related party management fee	—	—	—	1.0%	1.4%	—	1.2%
Amortization of intangible assets	—	—	—	15.7%	11.5%	—	5.2%

Operating income	0.5%	20.1%	10.4%	4.0%	2.6%	26.3%	18.1%
Interest expense:
Interest on notes and senior secured credit facility	1.0%	0.8%	0.8%	7.7%	10.6%	0.9%	10.5%
Expense related to repayment of related party subordinated notes	—	—	—	—	—	—	30.7%

Total interest expense, net	1.0%	0.8%	0.8%	7.7%	10.6%	0.9%	41.3%
Other (income) expense	(1.0)%	(0.3)%	2.4%	—	1.2%	(0.2)%	0.0%

Income (loss) before provision (benefit) for income taxes	0.5%	19.6%	7.1%	(3.8)%	(9.2)%	25.6%	(23.1)%
Provision (benefit) for income taxes	—	—	—	(1.5)%	3.7%	0.1%	(8.6)%

Net income (loss)	0.4%	19.6%	7.1%	(2.3)%	(5.6)%	25.5%	(14.5)%

Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003

        Net sales.    Net sales increased by $8.7 million, or 72.8%, from $11.9 million during the three months ended March 31, 2003 to $20.6 million during the three months ended March 31, 2004. This growth was primarily due to increased sales in our existing channels of distribution, which was generally attributable to the introduction of new products, increased sales of existing products, and targeted sales initiatives within certain channels of distribution, which resulted in the addition of new customers. The iJoy series of chairs and the HT-130 model of the HT Human Touch series of chairs, which were introduced in May 2003, generated gross sales of $5.3 million and $4.2 million, respectively, during the three months ended March 31, 2004. Also contributing to sales growth were: (1) continued penetration in the furniture channel which resulted in an increase in the number of furniture stores carrying our products; (2) continued growth in the specialty channel; and (3) a more targeted international sales effort that resulted in increased sales to our international partners.

        Gross profit.    Gross profit increased by $3.8 million, or 67.0%, from $5.7 million during the three months ended March 31, 2003 to $9.4 million during the three months ended March 31, 2004. The growth in gross profit was primarily due to our higher net sales during the three months ended March 31, 2004, as compared to the three months ended March 31, 2003, partially offset by a decline in our gross margin. Our gross margin, which we define as gross profit as a percentage of net sales, decreased from 47.5% during the three months ended March 31, 2003 to 45.9% during the three months ended March 31, 2004. The decrease in gross margin was due primarily to an increase in inbound ocean freight rates, which occurred in May 2003 and a product mix shift towards our iJoy series of robotic massage chairs, which generate lower gross margins than our HT Human Touch series of robotic massage chairs.

        Selling, general, and administrative expenses.    Selling, general, and administrative expenses increased by $1.9 million, or 74.5%, from $2.5 million during the three months ended March 31, 2003 to $4.4 million during the three months ended March 31, 2004. The increase was due primarily to an increase of $1.2 million in expenses such as salaries, commissions, facilities, marketing and outbound freight related to our sales growth. In addition, warranty-related expenses increased by $0.5 million due to our higher gross sales volume. As a percentage of net sales, selling, general and administrative expenses increased slightly from 21.2% during the three months ended March 31, 2003 to 21.4% during the three months ended March 31, 2004.

        Related party management fee.    For the three months ended March 31, 2004, we paid $0.25 million in management fees to Whitney. No such fees were paid during the three months ended March 31, 2003 as the payment of such fees to Whitney began August 22, 2003 in connection with out acquisition of Interactive Health LLC. We pay Whitney an annual management fee of up to $2.0 million. The annual fee has been set at $1.0 million for 2004. However, such management fees will terminate upon the consummation of a qualified initial public offering.

        Amortization of intangible assets.    Amortization of intangible assets was $1.1 million during the three months ended March 31, 2004 (comprised primarily of $0.5 million related to supplier agreements and $0.5 million related to customer relationships). The amortization of intangible assets for the three months ended March 31, 2004 relates to certain intangible assets recorded in connection with our purchase of Interactive Health LLC on August 22, 2003. As a result, no amortization of intangible assets was recorded during the three months ended March 31, 2003. Estimated amortization expense for the current and following four years is $4.2 million in 2004, $4.2 million in 2005, $4.2 million in 2006, $3.8 million in 2007 and $3.2 million in 2008.

        Interest expense—Interest on notes and senior secured credit facility.    Interest on notes and senior credit facility increased from $0.1 million during the three months ended March 31, 2003 to $2.2 million during the three months ended March 31, 2004. The primary reason for the increase between periods was interest expense incurred in connection with the related party subordinated notes during the three months ended March 31, 2004 in the amount of $1.7 million. Because the related party subordinated notes were issued in connection with our acquisition of Interactive Health LLC on August 22, 2003, no such interest was incurred during the three months ended March 31, 2003. In addition, interest expense in the amount of $0.2 million was recorded for the period from March 26, 2004 through March 31, 2004 on the senior notes issued on March 26, 2004. We used a portion of the proceeds from the issuance of the senior notes to repay all of the outstanding related party subordinated notes; therefor, interest expense on the related party subordinated notes ceased on March 26, 2004. Assuming completion of our initial public offering and the repurchase of our senior notes with face values totaling $             on July 31, 2004, we expect our interest expense for 2004 to be $     million and for 2005 to be $     million, excluding expenses related to repayment of our senior notes.

        Interest expense—Expenses related to repayment of related party subordinated notes.    We incurred expenses in the amount of $6.3 million relating to the repayment of the related party subordinated notes on March 26, 2004. These charges were comprised of a redemption premium in the amount of $1.8 million paid to Whitney and a non-cash write-off of unamortized issuance costs and discounts relating to the notes in the amount of $4.5 million. Upon completion of our initial offering, we expect to incur expenses related to the repayment of a portion of the senior notes totaling approximately $        million consisting of related redemption premiums and the write-off of unamortized debt discount and issuance costs.

        Provision (benefit) for income taxes.    As a limited liability company, Interactive Health LLC, the predecessor, did not pay any federal or state income taxes on its earnings during the three months ended March 31, 2003, other than minimal limited liability company fees and taxes. Interactive Health, Inc. recorded a tax benefit of $1.8 million during the three months ended March 31, 2004 in connection with its loss before income tax benefit of $4.8 million. We expect our effective income tax rate to remain at approximately 38% for fiscal year 2004.

Pro Forma For Acquisition 2003 (Fiscal 2003) Compared to Fiscal 2002

        Net sales.    Net sales increased by $37.0 million, or 101.4%, from $36.5 million in Fiscal 2002 to $73.6 million in Fiscal 2003. This growth was primarily due to increased demand for our products (some at lower price points), increased sales to existing customers (including The Sharper Image and Brookstone) and, focused sales initiatives within our existing channels of distribution. Gross sales of our HT Human Touch series of robotic massage chairs increased by approximately $20.7 million, reflecting strong market acceptance of our HT-130 model which was introduced in mid-2003. Sales growth of the HT-130 model was slightly offset by our efforts to phase out the HT-090 model. In addition, the introduction of our iJoy series of robotic massage chairs in May 2003 accounted for $16.9 million of gross sales in Fiscal 2003. Also contributing to our sales growth were: (1) an increase in the number of retail stores operated by our customers The Sharper Image and Brookstone and (2) our expanded efforts in the retail furniture sales channel during Fiscal 2003, which generated $7.8 million in gross sales in Fiscal 2003, reflecting an increase in the number of furniture stores carrying our robotic massage chairs. New product introductions, such as the HT-100 product line introduced in 2002 and the iJoy series of chairs introduced in 2003, were an important part of our sales growth during Fiscal 2003. We anticipate that new products introduced in 2003, and those expected to be released in 2004, will be an integral part of our net sales growth in Fiscal 2004.

        Gross profit.    Gross profit increased by $12.6 million, or 78.7%, from $16.0 million during Fiscal 2002 to $28.6 million in Fiscal 2003. Growth in gross profit was primarily attributable to the increase in our net sales during Fiscal 2003. Our gross margin, which we define as gross profit as a percentage of net sales, decreased from 43.8% in Fiscal 2002 to 38.9% in Fiscal 2003. Gross profit during 2003 was reduced by $3.1 million due to a purchase accounting adjustment that increased the value of on-hand inventory as of August 22, 2003 to reflect such inventory at fair value in connection with our acquisition of Interactive Health LLC. That inventory was sold during the successor period. On an adjusted basis, excluding the $3.1 million of additional cost attributable to the purchase accounting adjustment for on-hand inventory, our gross margin would have been 43.2% in Fiscal 2003. The slight decrease in adjusted gross margin for Fiscal 2003 compared to our 43.8% gross margin for Fiscal 2002 was due largely to an increase in ocean freight rates and changes in product mix. Ocean freight increased approximately $2.6 million which increased ocean freight as a percent of net sales by 2.4% from Fiscal 2002 to Fiscal 2003. Although we expect ocean freight rates to decrease slightly during Fiscal 2004, we cannot be sure of this considering the present uncertainty of global oil prices. Gross profit margins on our iJoy series of chairs are lower than the gross profit margins on our HT Human Touch series of robotic massages chairs. Because of this, a change in product mix between the iJoy series of chairs and the HT Human Touch series of robotic massage chairs could have an impact on future gross profit margin. We have disclosed gross margin on an adjusted basis because we believe it provides a more comparable measure of our profitability compared to Fiscal 2002. However, such a measure is not in accordance with GAAP and therefore, may not be comparable to similarly captioned information reported by other companies.

        Selling, general, and administrative expenses.    Selling, general, and administrative expenses increased by $2.9 million, or 33%, from $8.7 million in Fiscal 2002 to $11.5 million during Fiscal 2003. The increase was due primarily to a $1.2 million increase in compensation related expenses

(such as salaries and commissions) to support our sales growth, $0.4 million of increased advertising and marketing expenses to support our channel initiatives and $0.4 million of higher research and development expenses related to efforts to improve our product offering. Our selling, general and administrative expenses as a percentage of net sales decreased from 23.7% in Fiscal 2002 to 15.7% in Fiscal 2003, reflecting greater leverage of our fixed costs as a result of the increase in our net sales.

        Acquisition related bonuses.    Acquisition related bonuses in the amount of $5.7 million were paid and expensed in Fiscal 2003 immediately prior to our acquisition of Interactive Health LLC on August 22, 2003. No such expenses were incurred in Fiscal 2002.

        Related party management fee.    In Fiscal 2003, on a pro forma basis we incurred $1.0 million in management fees to Whitney. Management fees payable to Whitney are set at $1.0 million for 2004, but will terminate upon consummation of this offering.

        Amortization of intangibles assets.    Amortization of intangible assets was $8.5 million during Fiscal 2003 (comprised of $2.2 million due to supplier agreements, $2.0 million due to customer relationships and $4.3 million related to order backlog) whereas there was no such amortization in Fiscal 2002. The amortization of intangible assets related to order backlog has been substantially amortized. The Fiscal 2003 amortization expense reflects a full year of amortization expense on a pro forma basis. The estimated expense of amortizing these intangible assets for the next five years is approximately $4.2 million in each of 2004, 2005 and 2006, approximately $3.8 million in 2007 and approximately $3.2 million in 2008.

        Interest expense.    Interest expense increased from $0.3 million in Fiscal 2002 to $7.8 million during Fiscal 2003. This increase was due primarily to $7.3 million of interest expense incurred in Fiscal 2003 on the related party subordinated notes issued on August 22, 2003 in connection with our acquisition of Interactive Health LLC. Fiscal 2003 interest expense reflects a full year interest on the related party subordinated notes, on a pro forma basis.

        Other (income) expense.    Other (income) expense decreased from other income of $0.1 million in Fiscal 2002 to other expense of $0.9 million in Fiscal 2003. The Fiscal 2003 expense is attributable to $0.9 million of acquisition-related expenses incurred in connection with our acquisition of Interactive Health LLC.

        Provision (benefit) for income taxes.    As a limited liability company, Interactive Health LLC did not pay any federal or state income taxes on its earnings prior to its acquisition by us on August 22, 2003, other than minimal annual limited liability company fees and taxes. We have provided a pro forma income tax provision as if Interactive Health LLC were a taxable corporation for those periods in order to facilitate comparison of our results for each period presented. Our provision for income taxes on an actual basis was $15,000 in Fiscal 2002. On a pro forma basis, our provision for income taxes was $2.9 million in Fiscal 2002 as compared to $2.7 million in Fiscal 2003.

Fiscal 2002 Compared to Fiscal 2001

        Net sales.    Net sales increased $11.2 million, or 44.2%, from $25.3 million for Fiscal 2001 to $36.5 million in Fiscal 2002. This increase was due primarily to the introduction of the HT-100 series of robotic massage chairs in February of 2002, which generated gross sales of approximately $11.7 million in Fiscal 2002. Also contributing to our sales growth to a lesser extent were: (1) the increase in the number of retail stores operated by our two largest specialty retail channel customers, The Sharper Image and Brookstone; (2) our entrance into the retail furniture sales channel, with approximately 186 retail furniture stores carrying our products by the end of 2002; and (3) increased sales efforts in the back care retail channel, healthcare channel, and international channel. The growth in sales was partially offset by a decrease of $2.8 million in gross sales in Fiscal 2002, due to our strategic decision in Fiscal 2001 to end sales to an original equipment manufacturer customer and to exit the warehouse club sales channel.

        Gross profit.    Gross profit increased $7.3 million, or 84.1%, from $8.7 million in Fiscal 2001 to $16.0 million in Fiscal 2002. This increase was due to the increase in net sales for Fiscal 2002 compared to Fiscal 2001 and to an increase in our gross margin from 34.3% in Fiscal 2001 to 43.8% in Fiscal 2002. This gross margin increase was due primarily to changes in product mix during Fiscal 2002, notably the introduction of the HT-100 series of robotic massage chairs in February 2002.

        Selling, general, and administrative expenses.    Selling, general, and administrative expenses increased slightly from $8.6 million in Fiscal 2001 to $8.7 million in Fiscal 2002. Although net sales increased 44.2% in 2002, we were able to offset the increase in variable expenses related to the increased sales volume in 2002 with our ability to control or reduce non-volume sensitive expenses such as professional fees, research and development expenses, and facility costs. In addition, warranty-related expenses were lower in Fiscal 2002 than in Fiscal 2001 due to our discontinuance of sales to a warehouse club customer.

        Interest expense.    Interest expense was essentially unchanged at $0.3 million in both Fiscal 2001 and Fiscal 2002.

        Other (income) expense.    Other income decreased from $0.3 million in Fiscal 2001 to $0.1 million in Fiscal 2002 due primarily to a decrease in foreign currency gains. In both fiscal years, we purchased some of our products in Japanese yen from a Japanese manufacturer. Currently, all purchases are denominated in U.S. dollars.

        Provision (benefit) for income taxes.    As a limited liability company, Interactive Health LLC did not pay any federal or state income taxes prior to its acquisition by us on August 22, 2003. Accordingly, we have calculated a pro forma income tax provision that is intended to reflect the provision for income tax that would have been recorded if Interactive Health LLC had been a corporation subject to income tax prior to that acquisition. Our provision for income taxes on an actual basis was $8,000 in Fiscal 2001 as compared to $15,000 in Fiscal 2002. On a pro forma basis, our provision for income taxes was $46,000 in Fiscal 2001 as compared to $2.9 million in Fiscal 2002.

Liquidity and Capital Resources

        After the consummation of this offering, our primary sources of liquidity will continue to be cash flow from our operations, our cash on hand immediately after this offering and availability under our senior secured credit facility. We expect that ongoing requirements for working capital, debt service and currently planned capital expenditures will be adequately funded from these sources for at least the next twelve months. We cannot assure you, however, that this will be the case.

        Cash Flow (Used in) From Operating Activities.    Cash flows used in operating activities during the three months ended March 31, 2004 were $1.1 million as compared to cash provided in the amount of $5.7 million during the three months ended March 31, 2003. Although we generated a net loss of $3.0 million during the three months ended March 31, 2004, this loss was attributable, in large part, to non-cash charges of $1.1 million for the amortization of intangible assets and the write-off of unamortized related party subordinated notes issuance costs and discounts in the amount of $4.5 million that occurred in connection with the repayment of the notes on March 26, 2004. Contributing to cash flow during the three months ended March 31, 2004 was a decrease in accounts receivable of $3.5 million. These net additions were offset by an increase in inventory of

$1.1 million, an increase in income tax receivable of $1.8 million, a decrease in accounts payable of $2.2 million, and a decrease in accrued expenses and other current liabilities of $2.2 million. The positive cash flows from operating activities of $5.7 million during the three months ended March 31, 2003 were due primarily to net income of $3.0 million during the period and a decrease in net working capital of $2.6 million.

        Cash flows from operating activities for the 2003 predecessor period were $5.5 million and were $5.4 million for the 2003 successor period, compared to $5.3 million for Fiscal 2002. The $5.5 million of operating cash flows in the 2003 predecessor period was primarily attributable to net income of $2.6 million, depreciation and amortization of $0.2 million, an increase in accounts payable of $4.1 million, and an increase in accrued expenses and other current liabilities of $3.0 million, partially offset by increases of $2.3 million and $2.1 million in accounts receivable and inventory, respectively. The $5.4 million of operating cash flows in the 2003 successor period was primarily attributable to a net loss of $0.8 million plus non-cash add backs for depreciation and amortization totaling $6.1 million. The $5.3 million of operating cash flows in Fiscal 2002 were generated primarily by net earnings of $7.2 million, partially offset by increases of $1.0 million in accounts receivable and $1.1 million in inventory. See "—Results of Operations."

        Cash Flow Used In Investing Activities.    Cash flows used in investing activities were $0.3 million during the three months ended March 31, 2004 as compared to $77,000 during the three months ended March 31, 2003. The primary uses of cash during both periods were for the purchase of property and equipment. Such purchases were $0.3 million during the three months ended March 31, 2004 as compared to $64,000 during the three months ended March 31, 2003.

        Cash flows used in investing activities for the 2003 predecessor period were $0.2 million and were $94.0 million during the 2003 successor period, as compared to $0.3 million for Fiscal 2002. The primary use of cash during the 2003 predecessor period was purchases of property and equipment of $0.2 million. The primary uses of cash during the 2003 successor period were comprised of $93.8 million relating to our acquisition of Interactive Health LLC and $0.1 million relating to the purchase of property and equipment. The $0.3 million use of cash in Fiscal 2002 related primarily to the purchase of property and equipment.

        Cash Flow From (Used In) Financing Activities.    Cash flows used in financing activities were $3.5 million during the three months ended March 31, 2004 as compared to $3.1 million during the three months ended March 31, 2003. During the three months ended March 31, 2004, we completed a senior notes offering which generated gross cash proceeds of $80.4 million. Uses of cash during the three months ended March 31, 2004 included the repayment of the related party subordinated notes in the amount of $55.0 million, the payment of cash dividends in the amounts of $19.3 million and $5.0 million to all of our stockholders, and the payment of issuance costs associated with the senior notes offering of $4.3 million. The use of cash during the three months ended March 31, 2003 was comprised of distributions of equity owners of Interactive Health LLC of $3.1 million.

        Cash flows used in financing activities for the 2003 predecessor period were $7.0 million. Cash flows from financing activities were $99.6 million during the 2003 successor period. Cash flows used in financing activities were $3.5 million for Fiscal 2002. The use of cash during the 2003 predecessor period consisted of distributions to equity owners of Interactive Health LLC of $7.0 million. The primary sources of cash during the 2003 successor period were the issuance of $50.1 million of related party subordinated notes, net of debt issuance costs, the issuance of $45.8 million of series A preferred stock, net of issuance costs, and the proceeds from the issuance of common stock warrants in the amount of $4.2 million. The primary use of cash in Fiscal 2002 was distributions to equity owners of Interactive Health LLC of $3.4 million.

        Our principal liquidity requirements are to meet our working capital requirements, to service our debt, including paying our bankers' acceptances (which support the purchase of our products from Daito) as they come due, and to fund capital expenditures.

        Working Capital and Cash Flows.    We presently have, in the past have had, and in the future will have working capital requirements. Our most significant current assets include our cash, accounts receivables and inventories. On February 10, 2004 our cash balances were reduced by our $5.0 million dividend to our stockholders. Additionally, on March 26, 2004, subsequent to our senior notes offering, we paid a cash dividend of $19.3 million to our stockholders from the proceeds of the issuance of our senior notes.

        We finance a substantial majority of the purchases of our products from Daito with commercial letters of credit which are converted to bankers' acceptances with 80-day payment terms once the product is shipped to us. In the past, our positive cash flows from operations has generally resulted from our net income and the fact that a substantial portion of our inventory has been generally sold and paid for in a time period that is less than our 80-day bankers' acceptance payment terms. Any delay in our ability to sell and receive payment for our inventory prior to the maturity of our bankers' acceptances would likely have a material adverse effect on our liquidity and operating results.

        Capital Expenditures.    Our capital expenditure requirements have historically not been material in relation to our overall financial position and we expect that trend to continue for at least the next twelve months. Our capital expenditures in Fiscal 2003 were $0.3 million, and for the three months ended March 31, 2004 were $0.3 million. We anticipate that our total capital expenditures for 2004 will be approximately $0.5 million.

        Debt and Other Obligations.    On February 13, 2004, our subsidiary Interactive Health LLC repaid its previous credit facility and entered into a new $20.0 million senior secured credit facility, which matures on December 31, 2006 with Comerica Bank comprised of sub-facilities for working capital borrowings, letters of credit and bankers' acceptances. Interactive Health LLC's ability to make borrowings and cause the issuance of letters of credit and bankers' acceptances under the credit facility is subject to customary conditions, including a borrowing base test, which generally provides that the aggregate amount of borrowings outstanding under the credit facility may not exceed specified percentages of certain of our eligible assets. This credit facility is secured by a first priority perfected security interest in substantially all of our and our subsidiaries' present and future tangible and intangible assets, and is guaranteed by us, and by Interactive Health Finance Corp, our other subsidiary and any future subsidiaries. Interest accrues on borrowings under this credit facility at a per annum rate equal to either (1) a base rate plus a margin of between 0.25% and 1.25% or (2) at Comerica's Eurodollar rate plus a margin of between 2.50% and 3.75%. This credit facility contains customary affirmative and negative covenants, including, but not limited to the following: (1) a restriction on the incurrence of additional debt; (2) a restriction on the payment of dividends; (3) a limitation on mergers or asset sales; (4) a covenant to maintain the ratio of our funded debt to our earnings before interest, taxes, depreciation and amortization, (EBITDA), or funded debt ratio, at levels specified in the credit agreement, which become more restrictive over time; and (5) a covenant to maintain our EBITDA to interest expense ratio, or interest coverage ratio, at levels specified in the credit agreement, which become more restrictive over time. Currently, our funded debt ratio cannot exceed 5.50 to 1.00. As of March 31, 2004, such ratio was 4.14 to 1.00. Additionally, our interest coverage ratio cannot be less than 1.50 to 1.00. As of March 31, 2004, such ratio was 1.90 to 1.00. The credit facility contains customary events of default, including, but not limited to, an event of default which is triggered by a change in control which is defined as any of the following events: Whitney owning less than 50% of us; a sale of substantially all of our assets; our liquidation following an initial public offering; or if a majority of our board consists of non-continuing directors (as defined therein). Upon the occurrence of an event of default under the credit facility, the lenders are generally entitled to demand immediate repayment of all borrowings and other amounts due thereunder and to seize the collateral pledged as security for our obligations under the credit facility.

        Our previous credit facility included a "tangible net worth" covenant whereby tangible net worth, as defined in the agreement, was not to be less than $10.0 million. As of December 31, 2003, our tangible net worth was approximately $15.5 million. In addition, our previous credit facility also included a "total liabilities divided by tangible net worth" covenant whereby such ratio was not to exceed 1.75 to 1.00. As of December 31, 2003, such ratio on an actual basis was 1.25 to 1.00. We violated a covenant under the previous credit facility during 2003, however the terms of the facility were amended and the default was waived. While we do not anticipate that we will breach any covenants in our current credit facility in the future, we cannot assure you that a breach will not ocurr and if a breach does occur we will receive similar treatment and that our indebtedness will not be accelerated.

        On March 26, 2004, our subsidiaries Interactive Health LLC and Interactive Health Finance Corp., as joint obligors, issued $100.0 million principal amount at maturity of 7.25% senior notes due 2011 in a private offering at a price of 80.424% of the principal amount at maturity, less discounts and expenses. These notes were initially recorded on our balance sheet at a value of $80.4 million. The net proceeds of the senior notes were used to repay $55.0 million of related party subordinated notes, plus $1.8 million in prepayment premiums, and to make a $19.3 million cash dividend to our stockholders. Concurrently with the offering, we entered into a registration rights agreement and we expect that we will be required to pay liquidated damages on the senior notes pursuant to the terms of that agreement. See "—Issuance of Senior Notes" above for further information with respect to the senior notes and the registration rights agreement.

        The senior notes are the senior unsecured obligation of Interactive Health LLC and Interactive Health Finance Corp. and are guaranteed by us, and all future material domestic restricted subsidiaries of Interactive Health LLC, if any, are also required to guarantee the senior notes. The indenture governing the senior notes contains covenants that limit, subject to certain exceptions, among other things, our ability to incur more debt, pay dividends and make other distributions, redeem our equity investments, create liens, merge or consolidate and transfer or sell certain assets. On April 1, 2009, October 1, 2009, April 1, 2010 and October 1, 2010, if any senior notes are outstanding, we will be required to redeem approximately $4.0 million, $1.75 million, $1.75 million and $1.75 million, respectively, of the accreted value of the senior notes at a redemption price of 100% of the accreted value of the portion of the notes so redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. Additionally, if we sell certain assets and do not apply the proceeds as specified in the indenture, the holders of the notes may require us to repurchase a portion of the notes with any of the excess proceeds from the asset sale at a repurchase price of 100% of the accreted value thereof plus accrued and unpaid interest and liquidated damages, if any. Furthermore, if we experience a change of control, the holders of the notes may require us to repurchase all or any part of the notes at a repurchase price of 101% of the accreted value thereof plus accrued and unpaid interest and liquidated damages, if any. The indenture governing the senior notes defines a change of control, in general, as, among other events, a sale of substantially all of our assets or a transaction whereby a party, other than an affiliate of Whitney, obtains more than 50% of our voting stock. The indenture governing the senior notes contains customary events of default upon the occurrence of which the outstanding senior notes may be declared due and payable or, in certain circumstances, become due and payable automatically.

        If either the senior notes or any amount outstanding under the credit facility were accelerated or if we were required to repurchase the senior notes upon a change of control, we would be required to either renegotiate the debt or obtain additional financing, and we cannot assure you that we would be able to do so. In addition, acceleration of the senior notes could, under cross- default clauses, result in acceleration of amounts due under the credit facility, and vice versa. See "Risk Factors—Our debt instruments contain various covenants that will limit our ability to operate our business, and failure to comply with those covenants could allow lenders to demand immediate repayment of borrowings. Moreover, we have pledged all of our assets to secure borrowings and other amounts due under our senior secured credit facility."

        We expect to use a portion of the net proceeds we receive from this offering to redeem a portion of the outstanding senior notes at their accreted value, and to pay accrued interest thereon and related redemption premiums. See "Use of Proceeds." The following table illustrates our contractual commitments associated with our debt and certain other contractual obligations as of March 31, 2004. The following table does not give effect to the anticipated redemption of a portion of our outstanding senior notes with some of the net proceeds from this offering.

	Payments Due
	Total	2004	2005	2006	2007	2008	2009 and thereafter
	(in thousands)
Supplier purchase order obligations	$19,534	$19,534	—	—	—	—	—
Principal of senior notes due 2011(a)	100,000	—	—	—	—	—	$100,000
Cash interest on senior notes due 2011(b)	49,910	5,558	$7,250	$7,250	$7,250	$7,250	15,352
Senior secured credit facility(c)	—	—	—	—	—	—	—
Operating lease obligations	1,336	541	547	234	7	7	—

Total	$164,826	$19,679	$7,797	$7,484	$7,257	$7,257	$115,352

(a)
This amount includes $19.6 million, representing the maximum accrual of original issue discount on the senior notes due at maturity, assuming that no senior notes are redeemed or repurchased prior to maturity. This amount does not reflect the impact of mandatory redemption payments pursuant to the terms of the indenture governing the senior notes or the anticipated redemption of a portion of the senior notes with some of the net proceeds of this offering.

(b)
Reflects cash interest payments on the senior notes at a rate of 7.25% per annum of the principal amount at maturity. Because the senior notes were issued at a substantial discount to their principal amount at maturity, we are required to amortize this original issue discount in our financial statements. Accordingly, our financial statements for periods subsequent to the issuance of the senior notes will include, as a component of interest expense, both cash interest payable on the senior notes, accretion of original issue discount on the senior notes and amortization of issuance cost. In addition, as described above under "—Issuance of Senior Notes", we will likely be required to pay liquidated damages on the senior notes pursuant to the terms of a registration rights agreement. Amounts in this table do not include liquidated damages payable on the senior notes. Pursuant to the registration rights agreement, we must file a registration with the SEC with respect to the senior notes on or before June 24, 2004 in order to avoid the payment of liquidated damages on the senior notes. Assuming that the registration of the senior notes is not completed until August 31, 2004, the amount of liquidated damages to be paid would be approximately $37,000.

(c)
Our senior secured credit facility with Comerica Bank matures on December 31, 2006. Advances are available from Comerica in an aggregate principal amount of up to $20.0 million. We may repay and reborrow such advances until the maturity date, subject to compliance with customary conditions, including the borrowing base test described above. As of March 31, 2004, there was $12.3 million outstanding under the credit facility, consisting entirely of reimbursement obligations under outstanding letters of credit and bankers' acceptances.

Quantitative and Qualitative Market Risk

  Interest Rate Risk

        The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in interest rates. We are subject to market risk from exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under our senior secured credit facility that are payable at floating rates of interest. The senior notes bear interest at a fixed rate. We do not consider the change in interest payments of our long-term debt resulting from a hypothetical 10% fluctuation in interest rates, as of March 31, 2004 to be material, as all outstanding borrowings were on a fixed rate debt.

  Currency Risk

        We are currently not subject to material risks associated with fluctuations in exchange rates as substantially all of our sales and third-party purchases are in U.S. dollars.

Seasonality

        Our business is somewhat seasonal in nature, with net sales generally being less in the first two quarters of our fiscal year as compared to the third and fourth quarters of our fiscal year. This seasonality is due primarily to the demands of our major retail customers whose revenues are generally more heavily weighted towards the second half of the year. Generally, our seasonal sales increases occur six to eight weeks in advance of our customers' sales increases, as they purchase additional products from us in anticipation of their increased holiday demand. The level of seasonality in our business, however, may be overstated due to our overall sales growth over the periods reflected below. The following table sets forth our historical, unaudited quarterly net sales for Fiscal 2002 and Fiscal 2003:

	Fiscal 2002		Fiscal 2003
	(dollars in thousands)
First quarter	$6,293	17.2%	$11,908	16.2%
Second quarter	9,257	25.4%	15,545	21.1%
Third quarter	8,188	22.4%	18,999	25.8%
Fourth quarter	12,777	35.0%	27,102	36.8%

	$36,515	100.0%	$73,554	100.0%

Change in Accountants

        On October 22, 2003, our Board of Directors dismissed our previous independent auditor, Deloitte & Touche LLP or D&T. Effective November 1, 2003, our Board of Directors engaged KPMG LLP to serve as our independent auditor for 2003. D&T's reports on our consolidated financial statements for the years ended December 31, 2001 and 2002 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2001 and 2002, and the interim period ended October 22, 2003, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to D&T's satisfaction, would have caused it to make reference to the subject matter in connection with its report on our consolidated financial statements, and no reportable events.

Impact of New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board or FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The adoption of SFAS No. 143 did not have a significant effect on our results of operations or our financial position.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13 and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in the Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations," is now used to classify extraordinary gains and losses. SFAS No. 145 did not have a material effect on our financial statements.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 will spread out the reporting of expenses related to restructurings initiated after 2002, because commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. Instead, companies will record exit and disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. We adopted the provisions of SFAS No. 146 as of December 30, 2002. The adoption of this statement did not have a material effect on our consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantors, Including Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on our consolidated financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by SFAS No. 123, "Accounting for Stock-Based Compensation." Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS No. 148 are effective for all financial statements for fiscal years ending after December 15, 2002. The application of the disclosure portion of this standard had no impact on our consolidated financial position or results of operations. The FASB recently indicated that it will require stock-based employee compensation to be recorded as a charge to earnings pursuant to an exposure draft which it believes will become effective on January 1, 2005. We will continue to monitor its progress on the issuance of this standard as well as evaluate our position with respect to current guidance and have not determined what impact, if any, the exposure draft will have on our financial statements when it becomes final.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim period beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a material effect on our consolidated financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial position or results of operations.

BUSINESS

        We are a leading producer and marketer of a broad line of technologically advanced, branded robotic massage chairs and zero gravity chairs. We have been selling massage chairs for over 20 years and believe that we are the largest provider of robotic massage chairs in the U.S. We also produce a variety of complementary massage products, which we have been selling for a period in excess of 25 years. We believe that we have significantly expanded the demand for robotic massage products and, particularly, robotic massage chairs in recent years through the introduction of new features that represent substantial improvements in functionality and style. For example, we consider the patented HTT Human Touch Technology, which we license from a third party, to be a significant innovation in the robotic massage chair category over prior technology in the mechanical emulation of massage and chiropractic techniques used for muscle relaxation and back and spinal care. Additionally, we have expanded the market through the introduction of our iJoy series in May 2003, which offers new casual styling and lower price points than had been previously available for robotic massage chairs.

        We market our products through a variety of distribution channels, the largest of which is specialty retailers, primarily The Sharper Image and Brookstone, both of which prominently feature our robotic massage chairs. Other distribution channels include furniture retailers (such as Robb & Stucky, C.S. Wo & Sons), national retailers (such as Bloomingdale's, Dillards), back care stores (such as Relax the Back, Healthy Back), healthcare professionals (chiropractors) and a growing international network of distributors. We currently distribute through approximately 485 domestic retail customers that represent over 1,200 domestic retail stores, foreign distributors in 16 countries and over 700 chiropractic clinics across the U.S.

        Our success is largely attributable, we believe, to our wide range of leading-edge products, which incorporate advanced designs and innovative, proprietary features and which we believe are attractive to a variety of market segments. Our robotic massage chair line has evolved from one chair sold into a single distribution channel into a suite of ten models targeting a broad range of consumers through multiple channels of distribution. We currently offer three series of robotic massage chairs: (1) the Get-A-Way Chair; (2) the HT Human Touch series; and (3) the iJoy series. These series contain models with varying features and styles with suggested retail price points ranging from $599 to $3,295 to appeal to a variety of consumer preferences. In addition to our line of robotic massage chairs, our zero gravity chair, The Perfect Chair, represents an advanced design that encompasses a balance of back support, seating comfort and aesthetics. We also offer an ottoman that incorporates a calf and foot massager to complement our iJoy series and seven other complementary massage products.

        We have achieved significant growth in recent years, driven largely by the continued development of the massage chair market in the U.S., growing U.S. consumer recognition of the therapeutic benefits of massage products, our ability to introduce advanced new products with significant consumer appeal and our development of new channels of distribution. These new channels, such as the furniture and healthcare professional channels, have opened up potential new markets to us and helped diversify our customer base. From Fiscal 2001 through 2003, we increased our net sales at a compound annual growth rate of 70.5%. In Fiscal 2003, we generated net sales of $73.6 million and sold over 106,000 robotic massage chairs.

Industry Overview

        Although the U.S. market for robotic massage chairs has grown in recent years, we believe that it remains an emerging market. Based on historical sales and our internal estimates of the U.S. massage chair market, we believe that relative to more established markets, such as Japan, the percentage of U.S. households that currently own robotic massage chairs is significantly lower. To the extent that U.S. consumer awareness of robotic massage chairs continues to broaden and the selection of styles, functionality and price points improves, we believe the potential for market growth and expansion will continue to increase.

        We believe that the following trends should contribute to future market growth for robotic massage chairs in the U.S.:

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  Product Improvements—In recent years, robotic massage chair aesthetics, features and functionality have improved, which has contributed to increased consumer appeal. Improved features include items such as attached ottomans with calf and foot massage capabilities, additional massage modalities, diverse styling, drink holders and more comfortable cushioning. In addition, we believe the improved styling of robotic massage chairs available in the market allows some of these chairs to complement a wider variety of home decors.

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  Increased Product Exposure—In the last several years, the number of retailers and channels selling robotic massage chairs has increased driving greater consumer awareness. Increased marketing support by retailers for robotic massage chairs and recognition by healthcare professionals and the general media have also enhanced product exposure. Robotic massage chairs have been featured on the cover of catalogs such as The Sharper Image, Sky Mall and Hammacher Schlemmer and have appeared in television shows such as Seinfeld and Frasier.

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  Growing Recognition of Massage Benefits—The American Massage Therapy Association, or AMTA, reports that in 2003, 21% of the adult U.S. population had received a massage in the prior 12 months, compared to 8% in 1997, and that 28% expected to receive a massage this year. The AMTA also reports that physicians and other healthcare providers are increasingly recommending massage therapy as a supplement to traditional healthcare. In addition, the AMTA reports that 29% of U.S. adults who view massage as beneficial to their health prefer to receive massages in their homes.

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  Breadth of Product Offering—We believe that the expanded variety in the styling, functionality and pricing of robotic massage chairs has increased consumer interest in these products. Robotic massage chairs are now upholstered in a variety of different materials, such as leather, microsuede or cloth, and are available in a variety of different colors. These chairs also often incorporate other stylish features such as wood bases or fashionable stitching. Prices for robotic massage chairs in the U.S. market generally range from under $600 to over $5,000.

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  The Aging of the American Population—We believe that the U.S. demographics are changing as the "baby boomer" generation nears retirement, and we anticipate that this aging of the American population will drive the growth in demand for products that promote physical well-being.

Competitive Strengths

        We believe that we are well positioned as a result of the following competitive strengths:

        Superior Product Offering.    We believe that we offer the broadest product line of robotic massage chairs in the market, providing the quality, wide range of features, contemporary designs and prices that our retailers are seeking. We pioneered the robotic massage market in the U.S. with the introduction of our Acu Products Massage Table in 1979, and in 1983, we introduced the Get-A-Way Chair, our first robotic massage chair. We have maintained our leadership role in the U.S. through the introductions of the HT Human Touch, or HT, series of robotic massage chairs which we believe provide superior functionality and consumer appeal, and our iJoy chairs which are intended to appeal to a new demographic segment. Our HT chairs employ the only robotic massage chair technology preferred by the American College of Chiropractic Orthopedists. We believe that no other robotic massage chair company currently provides calf and foot massage options comparable to ours. We currently sell ten models of robotic massage chairs representing over 40 SKUs with suggested retail prices ranging from $599 to $3,295. In addition to our robotic massage chair products, we also offer a zero gravity relaxation chair, The Perfect Chair. We currently offer this product in two models and in a wide range of base and upholstery colors. These two models are sold at suggested retail prices of $1,499 and $1,799.

        Commitment to Innovative Development.    We believe that a key competitive advantage is our dedicated design and development group that is focused primarily on our robotic massage chairs. This development effort is supported by our collaborative corporate culture, consumer insight and strong supplier relationships. From 2000 through 2003, we introduced 12 new models of robotic massage chairs, which we believe is more than any of our competitors. So far in 2004, we have introduced two new models of robotic massage chairs, and anticipate introducing three others before the end of the year. We generate product ideas both internally as well as through a network of artists, engineers, industrial designers, suppliers and customers based on perceived needs and opportunities in the marketplace. In addition to our development capabilities, we believe that our ability to bring new products to market quickly gives us a significant advantage over many of our competitors to meet evolving market needs.

        Multiple, Channels of Distribution.    We currently distribute our products through six distinct channels:

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  specialty retailers, primarily The Sharper Image and Brookstone and their websites and catalogs;

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  national retailers, such as Bloomingdale's and Dillards;

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  back care stores, primarily Relax the Back and Healthy Back;

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  chiropractic and other healthcare professionals, some of whom resell our products;

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  furniture retailers, such as Robb & Stucky and C.S. Wo & Sons; and

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  international distributors.

        We currently distribute through over 1,200 domestic retail stores, foreign distributors in 16 countries, and over 700 chiropractic clinics across the U.S. Our broad distribution strategy enables us to reach consumers across a wide range of demographic categories and geographic regions.

        Long-Term Relationships.    We maintain long-term relationships with several retailers that are prominent within their respective channels of distribution. Some of our customers include: The Sharper Image (21 year customer); Brookstone (18 year customer); Relax the Back (nine year customer); and Healthy Back (nine year customer). We believe that demand for our robotic massage chairs, together with the innovative nature of these products, can help enhance our customers' revenues in an increasingly competitive retail environment. As a result, we believe that we are an important partner to The Sharper Image, Brookstone and some of our other retail customers, many of whom prominently display our products within their stores and within their catalogs.

        Efficient, Established Sourcing.    Daito, a Japanese manufacturer with facilities located in China, currently manufactures substantially all of our massage products. We have forged a solid relationship with Daito over the 20 years we have been working with them. In 2003, we signed a ten-year license and distribution agreement with Daito which gives us the exclusive right to sell robotic massage chairs manufactured by Daito that contain any technology designed in whole or in part by us. The agreement gives us this exclusive right in North America, South America, Europe and other selected markets, excluding Asia. Our strong collaborative relationship with Daito allows us to leverage our collective complementary design capabilities, manufacturing expertise and low-cost operations to help us meet customer needs and bring new products to market quickly and efficiently, while continuing to maintain our high-quality standards.

        Strong Product Awareness.    We believe our chairs are well known among consumers as a result of: (1) our presence in over 1,200 retail stores domestically and in numerous retail stores internationally; (2) significant customer-sponsored advertising; (3) features of our product in the popular media, including magazines, news, major television programs and movies; and (4) the fact that our robotic massage chairs have been purchased by over 5,000 chiropractic professionals. We also benefit from the marketing support of our customers to drive new sales. The Sharper Image reports that in 2003, it mailed approximately 85 million catalogs. Our robotic massage chairs were included in each issue of The Sharper Image catalog and were featured on the cover of three of the 12 issues in 2003. Our products have also been featured on the cover of SkyMall, Hammacher Schlemmer and various other catalog publications.

        Experienced Management Team.    We benefit from the diversity of skills and experience, our senior management team possesses in product design and development, importing, sales, marketing and financial operations in growing businesses. The team averages over 27 years of experience in the specialty retail, furniture and electronic product industries. Our team is led by our Chief Executive Officer, Craig Womack, the former President of The Sharper Image, and also includes: our President, Andrew Cohen, the former President of furniture company L. Powell Company, Inc.; our Chief Financial Officer, Thomas Dragotto, the former Vice President of Finance of Merisel, Inc., a computer products distribution company; and our Vice President of Research and Development, Hans Dehli, who has over 38 years of worldwide manufacturing, engineering and design experience.

Growth Strategy

        We intend to further enhance our leadership position in our market by pursuing the following growth strategies:

        Continue to Introduce New Products.    We intend to leverage the capabilities and speed to market of our product development team to regularly introduce new innovative products with features and contemporary designs that are intended to meet the evolving needs of retailers and consumers. From 2000 through 2003, we introduced 12 new robotic massage chair models (31 SKUs), which not only allowed us to remain competitive, but also enabled us to take advantage of identified opportunities in the market. For example, we were the first in the U.S. market to offer a leather robotic massage chair as well as the first to offer a rotating footrest incorporating robotic calf and foot massage options on a robotic massage chair. In addition, to address a younger demographic group, we introduced our iJoy series in May 2003, which generated approximately $16.9 million in gross sales in Fiscal 2003. So far in 2004, we have introduced two new robotic massage chair models and anticipate introducing three more models before year-end, ranging from extensions of current models to new models. We are also developing several new massage technologies and upgraded features that we hope to introduce in the next several years.

        Further Develop Existing Channels of Distribution.    We believe that there is significant opportunity to expand our sales to existing retail customers as well as to add new customers within our existing distribution channels. We intend to expand our marketing expenditures and continue to introduce new products as part of our strategy to increase our business with current customers and attract new customers in each of our channels. In addition, we expect to benefit from the anticipated opening of new stores by The Sharper Image and Brookstone in 2004. We believe that this expansion will help increase our visibility among consumers. Furthermore, we believe the furniture and the national retail channels offer significant growth potential that we intend to address by improving the styling of our products to complement a wider variety of home decors. We are offering new contemporary designs and are expanding our SKUs with new colors and features to address these channels, and have successfully grown the number of furniture retail stores that carry our products from four as of January 2002 to over 500 as of March 2004. We also intend to focus on the healthcare professional channel as part of our strategy to increase the number of chiropractic clinics that use and distribute our robotic massage chairs. In addition, we intend to expand our international operations with additional distributors, particularly in Europe.

        Develop New Channels of Distribution.    We are continually striving to identify new channels of distribution. For example, we expect to further explore opportunities to sell to OEMs, as well as alternative retail customers, such as nail salons, which purchased over $1.0 million of our products in 2003. In addition, we are also exploring selling our products through a direct sales channel, including infomercials, direct mail and our website.

        Continue to Increase Product and Brand Awareness.    We believe that we can expand our marketing effort through focused advertising and promotional spending. We anticipate these marketing activities will be individually targeted to each of our distribution channels and in some cases, conducted with the support of, and in close coordination with, key retail customers. Our primary focus will be on increasing consumer awareness of our brand and our branded product lines, particularly iJoy, HT Human Touch and The Perfect Chair. We also intend to raise the overall profile of the robotic massage chair product category through such marketing efforts.

Products

        We develop, produce and market a broad line of branded technologically advanced robotic massage chairs, zero gravity chairs, ottomans and other massage products. The table below outlines our current portfolio of chairs. All of the Get-A-Way, HT and iJoy products listed below are robotic massage chairs or, in the case of the HT-980, an ottoman incorporating a foot and calf massager, and all of The Perfect Chair products listed below are zero gravity chairs.

Product Model	Year Introduced/ Scheduled to be Introduced	Suggested Retail Price/ Price Range	Number of SKUs
Current Product Offering
HT-070	1999	$999	2
HT-090	2000	$1,299	2
HT-110	2003	$1,299 - $1,499	2
HT-120	2002	$1,499 - $1,799	11
HT-130	2003	$1,799 - $1,899	4
HT-270	2004	$1,999	2
RMS-14 ("Get-A-Way Chair")	2003	$3,295	1
iJoy-100	2003	$599 - $649	15
iJoy-200	2003	$699	4
iJoy-250	2004	$799 - $999	6
The Perfect Chair Classic	1997	$1,499	40
The Perfect Chair Classic Electric	1999	$1,799	40
HT-980 (Ottoman)	2003	$249 - $269	10
Products in Development
HT-100	2004	$999 - $1,299	2
iJoy-130	2004	$699	4
iJoy-170	2004	$699	3

Technology

        Robotic massage chairs differ from other massage chairs in that they use robots with rotating discs rather than vibration motors in order to deliver enhanced relief to the user.

        We use the HTT Human Touch Technology, or HTT system, in nearly all of our robotic massage chairs. The HTT system is the preferred robotic massage technology of the American College of Chiropractic Orthopedists. Utilizing advanced massage discs that move in three dimensions, the HTT system incorporates a mechanism patented by Daito that is intended to simulate the motion of a masseuse's wrists, arms and hands. The HTT robot allows users to choose from four massage modalities:

Compression. The compression modality is designed to quickly relieve stress and tension through a combination of alternating strokes that compress the muscles of the back. We believe that our HTT system is the only massage robot with the compression mode.

Kneading. The kneading massage is designed to release tightness and reduce muscle soreness through deep movements. The circular motion of the kneading function is designed to lift and stretch the user's back muscles, while improving circulation.

Percussion. The percussion massage is designed to invigorate the body by creating the sensation of a therapist's hands rapidly tapping the muscles of the back. The percussion modality is designed to deepen the level of relaxation.

Rolling. The rolling massage is designed to relieve tension and reduce stress through a gentle, undulating massage. The rolling function is designed to deliver the same benefits as effleurage, often the first part of a massage performed by a professional massage therapist, to warm-up and loosen back muscles for a deeper therapeutic massage.

  Robotic Massage Chairs

        In Fiscal 2003, we sold over 106,000 robotic massage chairs. Our product lines have evolved from one chair into a suite of ten models that target a broad cross-section section of consumers through multiple distribution channels. We currently offer three series of robotic massage chairs: (1) the Get-A-Way Chair; (2) the HT Human Touch series; and (3) the iJoy series. Our series of robotic massage chairs contain models with varying features, styles and price points designed to appeal to a variety of consumer preferences. We co-develop products with some of our key customers often and, on occasion, a particular combination of features and styles could be exclusive to one customer. We plan to expand our product offerings with the introduction in 2004 of two additional models of HT Human Touch chairs and three additional models in the iJoy series.

        Get-A-Way Chair.    Since 1983, we have marketed eight versions of this product, each incorporating more sophisticated technology, greater comfort and more attractive styling. The current offering from this series consists of the HT-550 robotic massage chair. This top-of-the-line robotic massage chair was introduced in 2003 and is distributed exclusively through The Sharper Image. This chair is upholstered in fine leather and uses a sophisticated massage robot. This chair has a suggested retail price of $3,295 and is targeted towards luxury consumers.

        HT Human Touch.    We currently offer six models of robotic massage chairs within the HT series.

        The HT-070 model was first offered in 1999, introducing the HTT system to the robotic massage chair market. The HT-070 is upholstered in a soft and supple material, designed to look, feel and wear like leather and is sold with a separate ottoman that does not incorporate a massager. The suggested retail price for this chair is $999.

        The HT-090 model is the second generation of the HT series and was first released nine months after the introduction of the HT-070 model. The HT-090 chairs incorporate improved technology, that uses a new curved track mechanism that follows the natural contour of the user's spine for a more penetrating massage. These chairs are slightly larger and more refined than the HT-070 massage chair. The HT-090 also features a power recline system. The suggested retail price for this chair is $1,299.

        In February 2002 we introduced the HT-120, the first model in the HT-100 product line which currently includes the HT-110, HT-120 and HT-130 models of robotic massage chairs. The HT-100 product line also features HTT Human Touch Technology. This product includes the added features of a robotic calf- and foot-massaging footrest that is part of the chair and is available in seven colors. The HT-100 models also feature a curved track mechanism and power recline system. In addition, a tall feature allows the consumer to adjust the stroke length of the massaging robot. The suggested retail prices for these chairs range from $1,299 to $1,899. In addition, we recently introduced the HT-270, which is an enhancement of the HT-100 product line and is offered at the suggested retail price of $1,999.

        iJoy.    With the marketing tagline "live, play, relax," the iJoy series of robotic massage chairs targets our existing customer base as well as a new demographic group consisting of price conscious "Generation-X" consumers by utilizing a contemporary design available in several colors and a lower price point than traditional robotic massage chairs. We currently offer three iJoy models, offering varying sizes and features. Each iJoy model also incorporates HTT Human Touch Technology. The suggested retail prices for these chairs range from $599 to $999.

  Ottoman

        Our HT-980 Ottoman product uses the technologies developed for our massage chairs and adapts them into a small product format. Our HT-980 Ottoman incorporates the technology used in the massaging footrest portion of our HT-100 series robotic massage chairs and adapts them into a free-standing portable product that can be used to complement our iJoy or any stationary chair. The suggested retail prices for this product range from $249 to $269, depending on fabric choice.

  Zero Gravity Chairs

        In 1997, we created and introduced an innovative zero gravity relaxation chair, designated The Perfect Chair. The Perfect Chair is intended to provide a balance of back support, seating comfort, aesthetics and architectural design. The Perfect Chair incorporates a patented guide rail system that provides users with a smooth, controllable recline motion. The Perfect Chair's zero gravity seating position provides orthonomic cradling support and is designed to relieve pressure from the user's spine while alleviating stress from the entire body.

        We currently sell two zero gravity chairs: The Perfect Chair—Classic and The Perfect Chair—Classic Electric. The Perfect Chair—Classic has a suggested retail price of $1,499 and is upholstered in leather. The Perfect Chair—Classic Electric has a suggested retail price of $1,799 and contains all the features of The Perfect Chair—Classic, with the addition of an electric reclining motor. Each version is available in several upholstery and base colors, allowing the consumer a broad range of choices.

  Other Massage Products

        We offer handheld neck and foot massagers incorporating practical design, advanced functionality and portability. Primarily sold through specialty retailers, these other massage products complement our product offering. The suggested retail prices for these products range from $49 to $159. These products represented approximately 3% of gross sales in Fiscal 2003.

Product Development

        We believe one of our key competitive advantages is our commitment to continuing product development through our dedicated design and development group. We believe that our introduction of new styles, features and models continues to distinguish our products from those of many of our competitors. During 2003, we introduced four new robotic massage chair models, which we believe is more than any of our competitors. Furthermore, we have introduced two new robotic massage chair models in 2004 and anticipate introducing three more by year-end. As a result of our commitment to ongoing product development, we believe that we are able to offer more models, styles and price points of robotic massage chair models than many of our competitors.

        Our goal is to continually develop new products as well as improve the performance, style, comfort and quality of our existing products. This development effort is driven by our collaborative corporate culture, consistent consultation with our key customers and strong supplier relationships. We generate new product ideas internally and by working closely with some of our larger customers to better understand their requirements and the demands of their customers. As a result of our relationship with Daito, we have access to nearly 60 of Daito's engineers and designers who are involved in both the development of core technology as well as new product development. This close collaboration contributes to the pool of concepts and ideas, and also allows ideas to be quickly refined into actual product concepts and executed as commercial products through Daito's efficient and cost-effective manufacturing in Asia.

        We believe that a key aspect of our product development effort has been our ability to move products from concept to commercialization in a relatively short time-frame. Our product development time varies by project, depending on whether it is a new model, a product extension, or a new category of product, but has typically averaged seven to ten months for a new model of robotic massage chair. By contrast, we believe that many competing robotic massage chair manufacturers have longer product development times. As part of our development process, we regularly solicit customer feedback during the product cycle, from concept to prototype and ultimately to commercial product. Daito generally works closely with our product development team to refine the product's internal and external features to enhance manufacturing feasibility, reliability and serviceability and reduce cost. We take an active role in assisting suppliers in obtaining reliable components to manufacture our products. By actively managing and participating in the progress of a prototype within a supplier's manufacturing-engineering process we are able to rapidly move products to commercial introduction. All products are lifecycle-tested by our engineering staff. Such testing allows us to analyze failure rates of individual components and improve product design to reduce the probability of product failure.

Sales and Marketing

  Overview

        We sell our products through six distribution channels consisting of specialty retailers, national retailers, furniture retailers, back care retailers, healthcare professionals and international sales through third party distributors. In addition, we are also exploring selling our products through a direct sales channel, including infomercials, direct mail and our website.

          Specialty Retailers.    Sales in this channel are comprised primarily of our sales to The Sharper Image and Brookstone. The Sharper Image reported that, in 2003, it mailed approximately 85 million catalogs. Each of those catalogs contained one or two page spreads of our robotic massage chairs and our robotic massage chairs were featured on the cover for three of the 12 issues mailed in 2003. Our continued growth in sales to The Sharper Image and Brookstone demonstrates that specialty retailers provide an effective channel to market our products.

          National Retailers.    This channel includes department stores, mail order retailers, home electronics retailers and premium incentive accounts. We have experienced significant growth in this channel recently and will seek to continue this trend through initiatives intended to increase the number of retail stores that carry our products and expand the retail floor space allocated to our products by these retailers. Customers in this channel include Bloomingdale's, Dillards, Hammacher Schlemmer and Fortunoff.

          Furniture Retailers.    This channel consists of furniture and home furnishing stores. Our sales to this channel have experienced significant growth since 2002. As a result of a targeted sales strategy and our broad product line, we have increased the number of retail furniture stores that carry our robotic massage chairs from four stores as of January 2002 to over 500 stores as of March 2004. In 2002, we targeted select top 100 U.S. furniture retailers and premier independent furniture retailers and gained such accounts as American Furniture Warehouse Company, C.S. Wo & Sons, Hank's Furniture, Haynes Furniture, HOM Furniture, Interline, Mathis Brothers Furniture, Jordan's and Robb & Stucky. During 2003, more than 250 new retail furniture stores began carrying our products.

          Back Care Retailers.    Back care retailers specialize in products to aid in the relief and prevention of back and neck pain and serve as a valuable channel to sell our products. Back care retailers include both smaller independent retailers as well as large, national retail franchises. One key customer, Relax the Back, a prominent national franchiser in the back care industry, has been our customer for over nine years and currently has over 80 stores in its franchise network.

          Healthcare Professionals.    Since the development of HTT Human Touch Technology in 1999, we have sold over 14,000 robotic massage chairs to over 5,000 health clinics and chiropractic professionals, approximately 700 of which also sell our products to their patients. Our HTT Human Touch Technology is the only robotic massage technology to be selected as the preferred technology of the American College of Chiropractic Orthopedists. Additionally, we believe that selling HT Human Touch chairs and hand-held massage products through this channel can help enhance the credibility of our products and increase consumer awareness of our brands.

          International Distributors.    We currently sell products to international distributors in 16 countries worldwide. Our top selling countries for 2003 included Germany, France, Canada, England, Israel and Mexico. Our international distributors serve retailers and consumers in their local markets as well as surrounding regions. We are currently recruiting additional international distributors in order to expand our presence in additional countries and we are also working closely with our existing distributors to assist in their efforts to promote our brand and expand their business. We do not have formal written agreements with any of our current international distributors.

  Marketing and Promotion Strategy

        We have been successfully building brand awareness and generating sales growth utilizing a relatively limited marketing and promotion budget. We believe that our reputation for providing innovative, quality products, competitive pricing and reliable service helps us to build our relationships with current customers as well as attract new customers in each of our channels. One of our chief marketing goals in 2004 is to increase consumer recognition of our brand names. Historically, our marketing and promotion strategy has focused primarily on supporting the sales efforts of our customers. We intend to continue to support our customers through the following strategies:

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  Floor Model Placement—We provide significant display allowances to major customers to ensure that a sufficient number of our products receive prominent display on retail floors and are regularly rotated to maintain their new appearance. These allowances are comprised primarily of product discounts for floor model purchases rather than fully subsidized products.

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  Trade Shows—We exhibit at major trade shows, including the International Home Furnishing Center's semi-annual show in High Point, North Carolina, the U.S. furniture industry's largest trade show, the International Housewares Show and in approximately 40 chiropractic and medical trade shows annually.

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  Sales Displays—We provide our dealers with professionally photographed product images to enable them to create high-quality point of purchase displays. Our dealers' point of purchase displays include posters, banners and photographs to enhance their Interactive Health product displays.

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  Product Sales and Promotional Materials—We produce high quality product information brochures that are made available to our retailers for placement alongside their in-store product displays. In addition, we have developed stylish leather and wood display boards featuring upholstery and wood options for the HT-100 series of robotic massage chairs.

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  Product Placement—Our products have appeared in various television shows such as Frasier, Seinfeld, Will & Grace and The Tonight Show. We plan to further pursue this marketing strategy in 2004 with continued product placements at the Mercedes Car Tours and other movie and television opportunities as they arise.

        Historically, we have relied substantially on our customers for our marketing. For example, many of our customers, including The Sharper Image, Brookstone, Frontgate and Relax The Back, have prominently featured our products in their catalogs. We have recently expanded our marketing and promotion strategy to directly target consumers in an effort to build consumer awareness of our brand and branded product lines directly. We intend to further expand our consumer focused marketing activities in the future as an important component of our growth strategy. We anticipate our direct marketing and promotion efforts will include the following:

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  Traditional Consumer Marketing—We intend to explore various multi-media advertising campaigns that may include use of targeted television, cable, drive-time radio or newspaper advertisements as well as other product and promotional materials mailed in response to customer inquiries.

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  Direct Sales—We are exploring selling our products through a direct sales channel, including infomercial and direct mail programs as well as through our website. We intend to increase the exposure of the robotic massage chair market generally, and our products specifically, as well as to continue to build consumer awareness of our specific brands and HTT Human Touch Technology.

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  Product Showings at Selected Venues—We intend to use select, targeted venues in which to display our products in an effort to further increase our product exposure and brand awareness among specific demographic categories. Potential customers and consumers will have the ability to test our product and speak with an experienced representative. Selected venues for product showings may include sporting events and tournaments, concerts and car shows.

Operations

  Suppliers

        We have worked closely with Daito, a Japanese manufacturer of personal health-related electronic products with manufacturing facilities in China, for over 20 years. In February 2003, we signed a ten year distribution and license agreement with Daito which gives us the exclusive right to sell robotic massage chairs manufactured by Daito that contain any technology designed in whole or in part by us. The agreement gives us this exclusive right in North America, South America, Europe and other selected markets. Daito retains the exclusive right to sell robotic massage chairs using this technology in Asia. In addition, Daito has the right to terminate this agreement or terminate our exclusive right to sell massage chairs using its patents under certain circumstances. See "Risk Factors—Risks Related to Our Business—Our future financial success depends on maintaining our intellectual property licenses, protecting our intellectual property rights and obtaining patent protection for technologies incorporated into our products." Daito's manufacturing facilities are located in China, and Daito has the ability to manufacture and assemble all of our robotic massage chairs at multiple facilities. While Daito is our primary supplier, we believe we are an important source for Daito's research and development and product designs. We have been informed by Daito that we are one of their largest customers.

        The Perfect Chair is manufactured for us by Manica-Thai Corp. Ltd., a Thai company with manufacturing facilities located in Bangkok, Thailand. We provide Manica-Thai with the intellectual property and Manica-Thai manufactures each chair to our particular specifications. Additionally, we license The Perfect Chair technology to Manica-Thai for distribution in certain Asian countries.

  Distribution

        We have designed our distribution model to quickly and efficiently deliver our products to our customers. We generally place manufacturing orders with our suppliers for shipments in container load quantities. All merchandise for domestic shipments is received at the Long Beach, California harbor and trucked to our warehouse in Long Beach. From there, the product receipt is processed and orders are filled for our various customers. Large customers like The Sharper Image and Brookstone generally order in container loads and pick up their merchandise using their own trucks. Most other customers receive their merchandise shipments via third party trucking companies. In most cases, customers pay for freight charges from our warehouse to their facilities.

        Most orders for customers in Canada and Mexico are fulfilled from our warehouse and substantially all other international orders are shipped in container loads directly from our manufacturing sources to the customer.

Competition

        Our robotic massage chair products compete primarily with products from manufacturers located in Asia, including Family/Inada, Fuji, Microtouch, Panasonic, Sanyo and Taiwan Family Enterprise Company, Ltd. Several of our competitors are diversified manufacturers that produce a variety of electronic consumer goods in addition to robotic massage chairs. These competitors offer technologically sophisticated robotic massage chairs, and many of them have greater financial and other resources than we do. See "Risk Factors—Risks Related to Our Business—The markets in which we sell our products are highly competitive and if we are unable to compete effectively, our business could suffer." Competition in the robotic massage chair market is largely based on price, design, quality and technology. We believe that we have a competitive advantage over many other manufacturers of robotic massage chairs due to the breadth of our product line, our ability to bring new products to the market quickly, our strong distribution capabilities, our patented designs, licensed technologies and our range of price points. Additionally, we believe our reputation for distributing high quality products, our established relationships with customers in each of our distribution channels and the easy serviceablity of our products, including the ability of many of our consumers to repair their chairs at home, also provide us with a competitive advantage over many other robotic massage chair manufacturers.

Intellectual Property

        Our products incorporate both licensed, and to a lesser degree, owned intellectual property. There are five issued or pending patents protecting some of the technologies and components in our current robotic massage chair product lines which are owned by Daito and licensed to us. We own an additional four patents that are incorporated in our various other products, including The Perfect Chair. In addition, we have pending patent applications covering alternative technologies that we intend to integrate into future models of our robotic massage chairs. These technologies are the foundation of our product lines and enable us to differentiate our product line from our competitors. Furthermore, we have registered over 33 trademarks and have 11 pending trademark applications, which include, among others, the HT Human Touch and iJoy marks. We plan to focus our marketing efforts around these protected marks in an effort to enhance consumer awareness of our brand and branded product lines.

Government Regulation

        Many of our customers require us to comply with varying national and international electrical safety standards. We obtain these electrical certifications through a testing process conducted by Intertek Testing Services, an internationally recognized certification organization.

Facilities

        We conduct our operations from a leased facility located in Long Beach, California. Our facility currently provides approximately 87,600 square-feet of warehouse and shipping space, approximately 9,700 square-feet of administrative space and approximately 1,200 square feet of research and development space. The lease expires on May 31, 2006.

Employees

        As of March 31, 2004, we had 54 full-time employees. We supplement our full-time work force with temporary employees during periods of increased demand. In addition, as of March 31, 2004, we had 35 independent commissioned sales representatives. We believe that we have good relations with our employees, none of whom is covered by a collective bargaining agreement.

Legal Proceedings

        We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

        The following table sets forth certain information regarding our board of directors and our executive officers.

Name	Age	Position with Interactive Health	Director Term Expires(a)
Craig P. Womack	53	Chief Executive Officer, Chief Operating Officer and Director	2006
Andrew B. Cohen	46	President	—
Thomas M. Dragotto	50	Chief Financial Officer and Secretary	—
Hans J. Dehli	58	Vice President—Research and Development	—
Richard P. Bermingham	65	Director	2005
James H. Fordyce	45	Chairman of the Board	2005
Michael R. Stone	41	Director	2006
John C. Hockin	34	Director	2007
Brian N. Cherry	29	Director	2007

(a)
Prior to the closing of this offering, we intend to divide our board into three classes of the same or nearly the same number of directors, each serving staggered three year terms expiring in the years set forth in this table for each applicable director. See "Description of Capital Stock—anti-takeover effects of our certificate of incorporation and bylaws."

Executive Officers

        Craig P. Womack served as our Chief Operating Officer from May 2002 to September 2002, has served as our Chief Executive Officer and Chief Operating Officer since October 2002 and has served as a member of our board since April 2004. In December of 2000, Mr. Womack led a venture investment group in the acquisition of www.gazoontite.com, a web-based specialty retailer of allergy and asthma relief products, out of bankruptcy. The company subsequently re-filed for bankruptcy in May 2002. Mr. Womack spent a year in retirement from November 1999 to November 2000. From June 1998 to October 1999, Mr. Womack served as Chief Operating Officer of Smith and Hawken, Ltd., a specialty retailer of garden furniture and accessories. From May 1985 to April 1998, Mr. Womack held several positions at The Sharper Image, including, from 1993 to 1998, as President and Chief Operating Officer. Mr. Womack began his career at The Gap in 1971.

        Andrew B. Cohen has served as President since December, 2001. Prior to joining us, Mr. Cohen was with L. Powell Company, a designer, distributor and importer of ready-to-assemble accent furniture from 1984 to 2001, most recently as President and Chief Operating Officer from September 2000 to December 2001.

        Thomas M. Dragotto has served as our Chief Financial Officer since January 2002 and our Secretary since June 2004. Prior to joining us, Mr. Dragotto spent five years as an independent consultant for a variety of companies with annual revenues ranging from approximately $1 million to $2 billion. Prior to this, Mr. Dragotto was with Merisel, Inc. from 1984 to 1995, most recently as vice president of Finance of its U.S. operations from 1992 to 1995. Prior to joining Merisel, Inc. Mr. Dragotto served as Vice President and Controller for ONTV, an over-the-air subscription television company, and worked for four years in public accounting.

        Hans J. Dehli has served as Vice President of Research and Development since October 1998. Prior to joining us, Mr. Dehli was with Admotion Corporation from 1994 to 1998 where he served as Vice President of Engineering and Research and Development. From 1982 to 1994, he worked at ICL Fujitsu, serving as a senior manufacturing engineer from 1982 to 1990 and a manager of mechanical engineering from 1990 to 1994.

Directors

        James H. Fordyce has been Chairman of our board since July 2003 and served as our Secretary and Treasurer from July 2003 to April 2004. Mr. Fordyce is currently a partner with certain Whitney-affiliated funds and has been with Whitney since July 1996. Prior to joining Whitney, Mr. Fordyce was with Heller Financial and prior to that with Chemical Bank. Mr. Fordyce received his M.B.A. from Fordham University and his undergraduate degree from Lake Forest College. Mr. Fordyce is currently a director of several private companies.

        Michael R. Stone has been a member of our board since August 2003 and is currently a managing partner with certain Whitney-affiliated funds. Mr. Stone has been with Whitney since 1989. Mr. Stone received his undergraduate degree from Duke University and his M.B.A. from the Harvard University Graduate School of Business. Mr. Stone is currently a director of several private companies.

        John C. Hockin has been a member of our board since July 2003 and is currently a partner with certain Whitney-affiliated funds. Mr. Hockin has been with Whitney since August 1995. Prior to joining Whitney, Mr. Hockin was with Morgan Stanley & Co., Release Software and J&J Lids, a company he co-founded. Mr. Hockin received his undergraduate degree from Yale University and his M.B.A. from Stanford Business School. Mr. Hockin is currently a director of several private companies.

        Brian N. Cherry has been a member of our board since December 30, 2003 and served as our Vice President and Assistant Secretary from August 2003 to April 2004. Mr. Cherry is also a Vice President with Whitney & Co., LLC and has been with Whitney since 2000. Prior to joining Whitney, Mr. Cherry was with Cornerstone Equity Investors from 1999 to 2000 and DLJ Merchant Banking Partners from 1996 to 1999. Mr. Cherry received his undergraduate degree from Princeton University, and his M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Cherry is currently a director of another private company.

        Richard P. Bermingham has been a member of our board since June 2004 and currently is an independent business consultant and advisor to various companies. Mr. Bermingham has over 40 years of business experience and is currently the chairman of the board of Bermingham Investment Company where he has held such position since 1997. From 1994 to 1997, Mr. Bermingham was the vice chairman of the board of American Golf. Mr. Bermingham worked for Collins Food International (which was acquired by Sizzler International, Inc.) from 1967 to 1994. He served as the Chief Executive Officer and a member of the board of directors of the publicly traded company for the period from 1987 to 1994. Mr. Bermingham is a certified public accountant and received his undergraduate degree from the University of Colorado. Mr. Bermingham has served as the audit committee chairman for several companies.

Board of Directors and Committees

        We are a "controlled company" as defined in Rule 4350(c)(5) of the NASDAQ Marketplace Rules because more than 50% of our voting power is held by Whitney. Please see "Risk Factor—Our current principal stockholders own a large percentage of our common stock and could limit you from influencing corporate decisions." Therefore, we are not subject to the requirements of NASDAQ Marketplace Rule 4350(c) that would otherwise require us to have (1) a majority of independent directors; (2) a compensation committee composed solely of independent directors; (3) a nominating committee composed solely of independent directors; (4) compensation of our executive officers determined by a majority of the independent directors; and (5) director nominees selected, or recommended for the Board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. Notwithstanding our status as a "controlled company," we intend to comply with NASDAQ Marketplace Rules for director and committee independence at some point in the future.

        We intend to establish the following committees prior to the closing of this offering:

        Audit Committee.    Immediately prior to and after the closing of this offering, we anticipate that our audit committee will consist of Messrs. Hockin, Cherry and Bermingham, who we expect will serve as chairman of the Audit Committee. Neither Mr. Hockin nor Mr. Cherry is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934, as amended, the "Exchange Act," or under the rules of the Nasdaq National Market. The audit committee will review, act on, and report to our board with respect to various auditing and accounting matters including the recommendation of our auditors, the scope of our annual audits, fees to be paid to the auditors, evaluating the performance of our independent auditors and our accounting practices.

        Following the consummation of this offering, we plan to appoint a second independent director to our board and our audit committee within three months thereafter and a third independent director to our board and our audit committee within 12 months thereafter to replace Messrs. Hockin and Cherry as members of the audit committee so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. In addition, Mr. Bermingham will be an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K.

        Our board of directors will adopt a written charter for the audit committee, which will be available on our website.

        Compensation Committee.    Immediately prior to and after the closing of this offering, our compensation committee will consist of Messrs. Hockin and Cherry. Mr. Hockin will be Chairman of the compensation committee. The compensation committee will provide assistance to the board of directors by designing, recommending to the board of directors for approval and evaluating the compensation plans, policies and programs for us and our subsidiaries, especially those regarding executive compensation, including the compensation of our Chief Executive Officer and other officers and directors, and assisting the board of directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations. Because we are a "controlled company," we are exempt from, and consequently will not comply with, NASDAQ Marketplace rules requiring either that our compensation committee be composed solely of independent directors or that a majority of our independent directors determine the compensation of our executive officers. However, we anticipate complying with these independence requirements with respect to our compensation committee at some point in the future.

        Nominating and Governance Committee.    Immediately prior to and after the closing of this offering, our nominating and governance committee will consist of Messrs. Stone and Fordyce. Mr. Stone will be Chairman of the nominating and governance committee. The nominating and governance committee will identify individuals qualified to become board members and make recommendations to the board regarding the selection of the director nominees for the annual meetings of stockholders, and the selection of director candidates to fill any vacancies on the board of directors. The nominating and governance committee will also be responsible for developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to us. Because we are a "controlled company," we are exempt from, and consequently will not comply with, NASDAQ Marketplace rules requiring either that our nominating and governance committee be composed solely of independent directors or that a majority of our independent directors select or recommend for board selection a slate of director nominees.

However, we anticipate complying with these independence requirements with respect to our nominating and governance committee at some point in the future.

Code of Ethics

        Prior to the closing of this offering, we intend to adopt a code of business conduct and ethics in accordance with the Sarbanes-Oxley Act of 2002 and applicable rules and regulations of the SEC and the Nasdaq National Market. Upon adoption, our code will be available on our website at www.interhealth.com.

Executive Compensation Table

        The following table sets forth information regarding compensation for the last three years (ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively) awarded to, earned by or paid to our Chief Executive Officer and our three other most highly compensated executive officers (collectively, including our Chief Executive Officer, the named executive officers) at the end of Fiscal 2003:

Summary Compensation Table

	Annual Compensation					Long Term Compensation
Name and Principal Position	Year	Salary $		Bonus $		Securities Underlying Options (#)	All Other Compensation $
Craig Womack Chief Executive Officer, Chief Operating Officer and Director	2003 2002 2001	$ $	216,346 126,154 —	$ $	200,000 100,000 —	337,905		$2,631,668 — —	(a)
Andrew Cohen President	2003 2002 2001	$ $ $	200,000 200,000 10,769	$ $	200,000 200,000 —	168,952	$ $	2,629,138 2,761 —	(b) (c)
Hans Dehli Vice President of Research and Development	2003 2002 2001	$ $ $	160,144 145,385 142,415	$ $	35,000 20,000 —	101,372	$ $ $	3,000 2,750 2,625	(c)(d) (c) (c)
Thomas Dragotto Chief Financial Officer and Secretary	2003 2002 2001	$ $	151,112 138,663 —	$ $	35,000 25,000 —	33,791		$105,333 — —	(e)

(a)
Includes a cash bonus paid in connection with the sale of Interactive Health LLC to Whitney on August 22, 2003 in the amount of $2.6 million and employer contributions made by us pursuant to the Interactive Health LLC 401(k) Profit and Sharing Plan Trust in the amount of $6,000.

(b)
Includes a cash bonus paid in connection with the sale of Interactive Health LLC to Whitney on August 22, 2003 in the amount of $2.6 million and employer contributions made by us pursuant to the Interactive Health LLC 401(k) Profit and Sharing Plan Trust in the amount of $3,470.

(c)
Represents employer contributions made by us pursuant to the Interactive Health LLC 401(k) Profit and Sharing Plan Trust.

(d)
On January 1, 2000, Mr. Dehli acquired an equity interest in our wholly-owned subsidiary, Interactive Health LLC for $63,316. On August 22, 2003, Mr. Dehli received $1.8 million in gross proceeds in connection with the sale of his interest to us.

(e)
Includes a cash bonus paid in connection with the sale of Interactive Health LLC to Whitney on August 22, 2003 in the amount of $100,000 and employer contributions made by us pursuant to the Interactive Health LLC 401(k) Profit and Sharing Plan Trust in the amount of $5,333.

Stock Option Grants in Last Fiscal Year

        The following table shows information regarding grants of stock options to our named executive officers during the fiscal year ended December 31, 2003. We have never granted any stock appreciation rights.

Option Grants in Last Fiscal Year
	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees (%)(a)
Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms(b)
Name				Exercise Price Per Share($)	Expiration Date
						0%($)	5%($)	10%($)
Craig Womack	168,953 84,476 84,476	26.32 13.16 13.16	% % %	$10.00 20.00 30.00	8/22/2013 8/22/2013 8/22/2013	$	$	$
Andrew Cohen	84,476 42,238 42,238	13.16 6.58 6.58	% % %	$10.00 20.00 30.00	8/22/2013 8/22/2013 8/22/2013
Hans Dehli	50,686 25,343 25,343	7.89 3.95 3.95	% % %	$10.00 20.00 30.00	8/22/2013 8/22/2013 8/22/2013
Thomas Dragotto	16,895 8,448 8,448	2.63 1.32 1.32	% % %	$10.00 20.00 30.00	8/22/2013 8/22/2013 8/22/2013

(a)
Based on an aggregate of 642,020 shares subject to options granted to our employees in 2003, including the named executive officers.

(b)
Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price per share of $             , (2) assuming that the aggregate stock value derived from that calculation compounds at the annual rate of 0%, 5% or 10% shown in the table for the entire     year term of the option and (3) subtracting from that result the aggregate option exercise price. The 0%, 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock prices. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Directors Compensation

        Directors who are also employees or Whitney affiliates do not receive director's fees or other compensation for services as directors. Upon consummation of our initial public offering, we intend to compensate independent directors for their services with an annual fee of $25,000 and an additional annual fee of $25,000 for the audit committee chairman. We also intend to provide additional compensation to independent directors for service on our committees, at a rate to be determined. Our independent directors will also likely be granted stock options to purchase shares of our common stock. Currently, we do not pay fees to our Whitney-affiliated directors, however, we may compensate them at a level similar to that paid to our independent directors at some point in the future. All members of our board of directors are reimbursed for actual expenses incurred in connection with attendance at meetings of the board.

Compensation Committee Interlocks and Insider Participation

        Our board of directors made all decisions concerning executive compensation prior to the creation of our compensation committee. None of our executive officers served as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors at the time these decisions were made.

Employment Agreements

        We have employment agreements with each of Craig Womack, Andrew Cohen, Hans Dehli and Thomas Dragotto. Pursuant to these agreements, Mr. Womack serves as Chief Executive Officer at an annual base salary of $250,000, Mr. Cohen serves as President at an annual base salary of $200,000, Mr. Dehli serves as Vice President—Research and Development at an annual base salary of $180,000 and Mr. Dragotto serves as Chief Financial Officer at an annual base salary of $180,000. Each of these agreements has a three-year initial term expiring in 2006 which will be extended automatically on the same terms and conditions for additional one year periods unless either party gives the other notice that they intend to terminate the agreement 90 days in advance of such renewal. In addition, each of Messrs. Womack's and Cohen's employment agreements provide for an annual cash bonus of up to 160% of their base salary for the applicable fiscal year to be determined by our achievement of certain performance criteria. Each of Messrs. Dehli's and Dragotto's employment agreements provide for bonus payments to be determined by the compensation committee of the board of directors and the Chief Executive Officer. Each employment agreement provides for participation in, and receipt of benefits from benefit plans specified in our policies and generally made available to similarly situated employees, and reimbursement for reasonable travel and other business expenses incurred by the executive in performance of his duties. Upon a termination of the executive's employment without "cause" which is defined as any of the following, as determined by a majority of our disinterested board members: (1) unsatisfactory job performance after being provided written notification of such; (2) a material breach of duty after being provided written notification of such; (3) self-dealing with us or any of our affiliates which has not been approved by a majority of our disinterested board of directors; (4) any act of misappropriation, embezzlement, intentional fraud or similar conduct involving us or any of our affiliates; (5) conviction or the plea of nolo contendre or the equivalent with respect to a felony involving moral turpitude; (6) the intentional infliction of any damage of a material nature to any of our property or any of our affiliates; or (7) the repeated non-prescription abuse of any controlled substance or the repeated abuse of alcohol or any other non-controlled substance which our board of directors reasonably determines renders the executive unfit to serve as our officer, the executive is entitled to salary payments and benefits for up to twelve months or until he finds new employment and a pro rated bonus payment.

        Under the terms of their employment agreements, on August 22, 2003, Messrs. Womack, Cohen, Dehli and Dragotto received non-qualified stock options to purchase 337,905, 168,952, 101,372 and 33,791 shares, respectively, of our common stock at various prices ranging from $10.00 to $30.00 per share. Each of these option grants vests on the following schedule: 20% on August 22, 2004, and the remaining options will vest in 16 equal quarterly installments commencing on November 22, 2004. Mr. Dragotto will be granted additional stock options to purchase 67,581 shares of our common stock at our initial public offering price. Additionally, on August 22, 2003, pursuant to the terms of their employment agreements, we sold Messrs. Womack, Cohen and Dehli, 50,000, 40,000 and 30,000 shares, respectively of our series A preferred stock at $10.00 per share.

Stock Incentive Plan

        We have established a stock incentive plan that provides for the grant of options, incentive bonuses, incentive stock and other stock-based awards to the employees, prospective employees and consultants of our company and our subsidiaries. The purpose of the plan is to promote our long-term financial interest and growth by attracting and retaining employees and consultants who can make a substantial contribution to our success and to motivate and align their interests with those of our equity holders. As of the completion of this offering, 192,720 shares of our common stock will remain available for grant under the option plan, out of 1,013,716 shares initially available under the plan. No more than 400,000 shares may be issued pursuant to all options intended to qualify as incentive stock options under Internal Revenue Code Section 422. During any calendar year, the aggregate number of shares subject to options granted under this plan to any one person may not exceed 500,000.

        Each stock option agreement will specify the date when all or any installment of an award is to become exercisable but, generally, no award may be exercisable after the expiration of 10 years from the date it was granted. Upon termination of a participant's employment or service for any reason other than "cause" (as defined in "—Employment Agreements"), his or her vested awards would continue to be exercisable for 90 days following termination (but in no event later than the expiration of such options), following which the award will terminate.

        If a participant has been a party to our securityholders agreement (which agreement is described under "Certain Relationships and Related Transactions—Securityholders Agreement") for less than three years and such participant's employment or service is terminated, we may repurchase the shares purchased by the participant pursuant to options, as well as any purchased at the time of our acquisition of Interactive Health LLC, if such termination: (1) was due to resignation or for cause (as defined in "—Employment Agreements") (A) before the seventh anniversary of the date of option grant, at an amount equal to the lesser of: (a) the fair market value at the time of such repurchase and (b) the exercise price, and (B) after the seventh anniversary of the date of option grant, at an amount equal to the fair market value at the time of such repurchase; or (2) was involuntary without cause or because of death, retirement or disability at an amount equal to the greater of: (a) the fair market value at the time of such repurchase and (b) the exercise price.

Employee Option Agreements

        On August 22, 2003, certain of our executives were granted options to purchase shares of our common stock pursuant to the terms of our stock incentive plan. These options will be subject to vesting. See "—Employment Agreements" and "—Stock Incentive Plan." Also, upon consummation of this offering, we intend to grant options to purchase an additional 178,976 shares of our common stock to key employees at an exercise price equal to the per share price of our initial public offering.

Indemnification Agreements

        On April 28, 2004, we entered into indemnification agreements with our directors and our officers that require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance expenses incurred by them as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers.

401(k) Retirement Plan

        We maintain a 401(k) employee retirement plan that enables any eligible employee to contribute a portion of the employee's earnings each pay period to investments held by the 401(k) plan's trust. We make a deferred, matching contribution to each employee's 401(k) plan for the first 6% of the participating employee's earnings. Our matching contribution is equal to fifty cents for each dollar of the participant's deferred earnings. A participating employee is fully vested at all times in his or her contributions and becomes fully vested in our matching contributions after three years of service.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of             , 2004, calculated on a pro forma basis as described below by:

  •
  the selling stockholders and each other person who is known by us to beneficially own 5% or more of our outstanding shares of common stock;

  •
  each member of our board of directors who beneficially owns shares of common stock;

  •
  each of our executive officers named in the Summary Compensation Table; and

  •
  all members of our board of directors and our executive officers named in the Summary Compensation Table as a group.

        Under the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable under options which may be exercised or converted within 60 days after         , 2004. For purposes of calculating each person's or group's percentage ownership, stock options held by any person or group exercisable within 60 days after                          , 2004 are deemed outstanding for that person or group but are not deemed outstanding for any other person or group.

        Data in the following table are based on         shares of common stock outstanding as of May 31, 2004, after giving pro forma effect to the conversion of all of our outstanding series A preferred stock into common stock and the    for-one split of our common stock.

        Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse.

	Number of Shares Beneficially Owned Prior to the Offering				Number of Shares Beneficially Owned After the Offering
Name of Beneficial Owner				Number of Shares Offered
	Number		%		Number	%
Craig Womack(a)	50,000		*
Andrew Cohen(a)	40,000		*
Hans Dehli(a)	30,000		*
Thomas Dragotto(a)	—		—
Michael Stone(b)	5,624,391	(c)	97.9%
John Hockin(b)	4,881,000	(d)	85.0%
James Fordyce(b)	—		—
Brian Cherry(b)	—		—
Richard Bermingham(a)	—		—
Whitney V, L.P.(b)	4,881,000		85.0%
J.H. Whitney Mezzanine Fund, L.P(b)	500,100		8.7%
Whitney Private Debt Fund, L.P.(b)	202,743		3.5%
GreenLeaf Capital, L.P(b)	27,032		*
GreenLeaf Mezzanine Capital, L.P(b)	13,516		*
All directors and executive officers as a group (9 persons)	5,744,391		100.0%

*
Represents less than 1.0%.

(a)
The address for Messrs. Womack, Cohen, Dehli, Dragotto and Bermingham is c/o Interactive Health, Inc., 3030 Walnut Avenue, Long Beach, California 90807-5222.

(b)
The address for Whitney V, L.P., J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., GreenLeaf Capital, L.P., GreenLeaf Mezzanine Capital, L.P., and Messrs. Stone, Hockin, Fordyce and Cherry is c/o Whitney & Co., LLC, 177 Broad Street, Stamford, Connecticut 06901.

(c)
Represents shares beneficially owned by Whitney V, L.P., J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., GreenLeaf Capital, L.P., and GreenLeaf Mezzanine Capital, L.P. Mr. Stone is a managing member of the general partner of each of these funds.

(d)
Represents shares beneficially owned by Whitney V, L.P. Mr. Hockin is a managing member of the general partner of this fund.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition

        On August 22, 2003, Whitney acquired Interactive Health LLC through us by purchasing all of the outstanding interests of Interactive Health LLC. We and Interactive Health LLC entered into a securities purchase agreement whereby Whitney V, L.P. and Craig Womack, Andrew Cohen, and Hans Dehli purchased a combined 5,000,000 shares of our series A convertible preferred stock. Additionally, pursuant to the securities purchase agreement, Interactive Health LLC issued $55.0 million aggregate principal amount of related party subordinated notes and issued warrants to purchase 743,391 shares of our common stock to various Whitney affiliates. In connection with the structuring of the acquisition, issuance of the related party subordinated notes along with the related warrants and the issuance of our series A preferred stock, we paid Whitney fees totaling $4.7 million, in addition to reimbursing Whitney for out-of-pocket expenses of $200,000. Interest accrued on the related party subordinated notes at a rate of 12% per annum and was payable on these notes in quarterly installments. These notes were subsequently repaid, together with related prepayment premiums and fees, with a portion of the net proceeds from the senior notes offering on March 26, 2004.

        On February 9, 2004, the various Whitney affiliates who participated in our acquisition, exercised their warrants and purchased 743,391 of our shares of common stock for $743. Subsequently, on February 10, 2004, we paid a cash dividend of $5.0 million to the holders of all of our outstanding capital stock.

        On March 26, 2004, through our subsidiaries, we completed an offering of $100.0 million aggregate principal amount at maturity of 7.25% senior notes due 2011 at a price of 80.424% of the principal amount at maturity. Because the senior notes were issued at a substantial discount to their principal amount at maturity, the amount of senior notes recorded on our balance sheet upon their original issuance was approximately $80.4 million. The amount of the senior notes shown on our balance sheet will increase over time reflecting accretion of this original issue discount. At the closing of the senior notes offering, the net proceeds from these notes were primarily used to repay the $55.0 million related party subordinated notes issued in connection with our acquisition of Interactive Health, LLC and to pay a $19.3 million cash dividend to our stockholders.

Management Services Agreement

        On August 22, 2003, we entered into a management services agreement with Whitney V Management Co., LLC and Whitney Mezzanine Management Company, L.L.C., which we refer to as the "Whitney Management Companies," pursuant to which the Whitney Management Companies agreed to provide financial consulting, strategic planning and management consulting services to us for a period expiring upon the consummation of an initial public offering of common stock by us. As compensation for these services, we agreed to pay the Whitney Management Companies an annual advisory fee of up to $2.0 million per year, plus reasonable out of pocket expenses, to be paid in quarterly installments in advance on each of March 31, June 30, September 30 and December 31. The Whitney Management Companies established the annual advisory fee at $1.0 million on an annual basis for the period August 22, 2003 through December 31, 2003 (a total of $359,589), and at $1.0 million for 2004.

        We also agreed to indemnify the Whitney Management Companies against any loss, liability, damage or expenses arising from any claim relating to their performance of their services under the Management Services Agreement, other than those resulting from those proven to be the direct result of the gross negligence, bad faith or willful misconduct of the Whitney Management Companies. This agreement will terminate upon completion of this offering.

Securityholders Agreement

        On August 22, 2003, we entered into a securityholders agreement, together with our executives that purchased our series A preferred stock and the Whitney funds that purchased our preferred stock and common stock warrants in connection with our acquisition of Interactive Health LLC. Under the terms of the securityholders agreement, we granted the parties to the agreement the right to purchase a pro rata portion of any equity securities that we may offer for sale to any person. In addition, the Whitney funds were granted the right to purchase up to 5.0% of any shares of our common stock that are offered in an initial public offering. These purchase rights have been waived by the Whitney funds and other parties to the securityholders agreement to the extent they apply to this offering. The securityholders agreement also grants each Whitney fund and executive party to the agreement a right of first refusal and a right of co-sale in the event that any other party to the agreement should decide to transfer its shares of our capital stock. These rights of first refusal and co-sale do not apply to sales of common stock by us. The Whitney funds also have the ability to require all other stockholders party to the securityholders agreement to sell their shares of stock to a third party under certain circumstances. The securityholders agreement also gives us the right to repurchase all of the shares of our common stock and warrants, options or other securities exercisable for or convertible into shares of our common stock owned by an employee party to the securityholders agreement if such employee's employment with us and our subsidiaries terminates for any reason prior to August 23, 2006. The purchase price in any such repurchase would be (a) the greater of the amount paid by the employee for such securities or fair market value if such termination was by us other than for cause (as defined in such employee's employment agreement) or upon death or disability, and (b) the lesser of cost or fair market value if such termination was for any other reason. The securityholders agreement also grants these Whitney funds the right to nominate a majority of the board of directors. All provisions of this agreement will terminate upon completion of this offering, except our right to repurchase shares from an employee upon termination of employment.

Registration Rights Agreement

        We are also party to a registration rights agreement with Whitney, certain of its affiliates and Messrs. Womack, Cohen and Dehli. For a description of some of the rights granted under this agreement, see "Shares Eligible for Future Sales—Registration Rights."

Hans Dehli Note

        On December 12, 2002, Interactive Health LLC made a loan to Hans Dehli, our Vice President of Research and Development, in the amount of $63,316, at an interest rate of 8.0% per annum, to enable him to purchase equity interests in it. This note was repaid in August 2003, in connection with our acquisition of Interactive Health LLC. On August 22, 2003, Mr. Dehli received $1.8 million in gross proceeds in connection with the sale of his interest in Interactive Health LLC.

Employee Stock Options

        On August 22, 2003, certain members of our executive management team were granted options to purchase an aggregate of 642,020 shares of our common stock which are subject to repurchase in certain situations. See "Management—Summary Compensation Table" and "Management—Employee Option Agreements." Also, upon consummation of this offering, we intend to grant additional options to purchase 178,976 shares of common stock to key employees at an exercise price equal to the per share price of our initial public offering.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the closing of this offering, our board of directors will be authorized to issue up to             shares of common stock, par value $0.001 per share, of which             shares will be issued and outstanding and held of record by                          stockholders (based on             shares outstanding as of March 31, 2004), and              shares of preferred stock, $0.001 par value per share, of which no shares will be issued or outstanding. Upon adoption of our rights plan, we will designate a series of preferred stock in accordance with the terms of the plan. See "—Rights Plan."

        The following summary description of our capital stock, certificate of incorporation, and bylaws assumes the filing as of the closing of the offering of our certificate of incorporation and the adoption of our bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part and which are available as described in "Where You Can Find More Information."

Common Stock

        Holders of our common stock are entitled to one vote per share for each share held of record on all matters to be voted upon by the stockholders. There is no cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. However, we do not intend to pay cash dividends on our common stock. See "Dividend Policy." In the event of our liquidation, dissolution, or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering, when issued and paid for, will be fully paid and non-assessable.

Preferred Stock

        Under our amended and restated certificate of incorporation, our board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time up to             shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

        The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends, if any, on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon the closing of the offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of the preferred stock.

Anti-takeover effects of our certificate of incorporation and bylaws

        Some provisions in our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

        Election and removal of directors.    Our certificate of incorporation provides for the division of our board of directors into three classes of the same or nearly the same number of directors, with staggered three year terms. Our directors will also not be subject to removal, except for cause, prior to the expiration of their term. These provisions on the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

        Stockholder action; special meeting of stockholders.    Our certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting and may not be taken by written action in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which according to our bylaws means that a stockholder must comply with provisions requiring that we receive advance notice. In addition, special stockholder meetings may only be called by the chairman of the board of directors, the president, or a majority of the board of directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. These provisions could also discourage a potential acquiror from making a tender offer for our common stock, because even if it were able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving a business combination or merger at a duly called stockholders' meeting, and not by written consent.

        Authorized but unissued shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq National Market. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans and could also be issued in order to deter or prevent an attempt to acquire us. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Super-majority voting.    Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock to amend or repeal certain provisions of our certificate of incorporation including provisions which would eliminate or modify the provisions described above, reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Our bylaws may also be amended or repealed by a majority vote of our board of directors.

        Board discretion in considering certain offers.    Our certificate of incorporation provides that our board of directors, when considering a tender offer or merger or acquisition proposal to take into account factors in addition to potential economic benefit to stockholders. Such factors may include (1) comparison of the proposed consideration to be received by stockholders in relation to the then-current market price of our capital stock, our estimated current value in a freely negotiated transaction, and our estimated future value as an independent entity, and (2) the impact of such a transaction on our employees, suppliers, and customers and its effect on the communities in which we operate.

Registration Rights Agreement

        We are also party to a registration rights agreement with Whitney, certain of its affiliates and Messrs. Womack, Cohen and Dehli. For a description of some of the rights granted under this agreement, see "Shares Eligible for Future Sales—Registration Rights."

Rights Plan

        We intend to adopt a stockholders rights plan under which holders of our common stock will receive one right for each outstanding share of common stock owned to purchase shares of our Series B preferred stock from us. Generally, the rights will be exercisable upon the triggering of the distribution date, which occurs if either a person or group acquires 15% or more of our outstanding common stock or announces a tender or exchange offer, the completion of which would result in ownership by a person or group of 15% or more of our outstanding common stock. Rights beneficially owned by any person or group obtaining shares equal to or in excess of 15% or more of our outstanding common stock shall be null and void. The rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the rights plan unless earlier redeemed by our board. At its option, our board will be able to redeem all of the outstanding rights at a redemption price of $.01 per right payable, at the election of our board, in cash or shares of our common stock. Upon exercise of the rights, each share of preferred stock will be entitled to receive the per share amount paid with respect to each share of our common stock in the event of a merger, consolidation or other transaction. Any of the provisions of the rights plan may be amended without our stockholders' approval at any time prior to the distribution date. By adopting a rights plan, we intend to encourage potential hostile acquirors to negotiate with our board and give our board the opportunity to assess the fairness and appropriateness of a proposed transaction to determine whether or not it is in the best interests of all our stockholders.

Delaware Takeover Statute

        We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder. A "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within the past three years has owned, 15% or more of our outstanding voting stock. This provision could discourage mergers or other takeover or change in control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

Limitations on Liability and Indemnification of Directors and Officers

        Our certificate of incorporation limits the liability of directors. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: any breach of their duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions; or any transaction from which the director derived an improper personal benefit.. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our certificate of incorporation and bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted law. Our bylaws also permit us to obtain insurance on behalf of any officer, director, employee or other agent for any expense, liability or loss, whether or not we would have the power to indemnify such a person under Delaware law.

        On April 28, 2004, we entered into indemnification agreements with our directors and our officers that require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Transfer agent and registrar

        Upon the closing of this offering, the transfer agent and registrar for the common stock will be                          .

NASDAQ National Market listing

        We have applied for quotation on the Nasdaq national market under the symbol "IHTT."

SHARES ELIGIBLE FOR FUTURE SALES

Sales of restricted shares

        Immediately after the completion of this offering, based upon the number of shares of our common stock outstanding as of                          , we will have              shares of our common stock (or             shares if the underwriters' over-allotment option is exercised in full) outstanding. Of these shares, the              shares of our common stock sold in this offering (or             shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

        The remaining             shares of our common stock outstanding upon completion of this offering are deemed "restricted securities" under Rule 144 under the Securities Act. None of these restricted shares of our common stock will be eligible for sale in the public market on the date of this prospectus and             shares will be eligible for sale in the public market upon expiration of the lockup agreements described below, subject to compliance with Rule 144. In addition, holders of             of these shares will have registration rights that will enable them to sell their shares in the public market.

Rule 144

        Rule 144 makes available an exemption from the registration requirements of the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after this offering a person (or persons whose shares are aggregated) who owns shares that were acquired from the issuer or an affiliate of the issuer at least one year prior to the proposed sale is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

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  one percent of the then-outstanding shares of our common stock, which will be             shares immediately after the completion of this offering; or

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  the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of sale on Form 144, provided, in each case, that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one and two year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one and two year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from the issuer or one of our affiliates.

Registration Rights

        On August 22, 2003, we entered into a registration rights agreement with certain of our stockholders, including Whitney, some of its affiliates and Messrs. Womack, Cohen and Dehli. Under this agreement, Whitney and its affiliates have the right, subject to certain conditions, to require us to register any or all of the shares of common stock held by them under the Securities Act at our expense. If at any time, we become eligible to register restricted securities on Form S-3 under the Securities Act, Whitney may, subject to certain limitations, require us to register some or all its restricted stock on Form S-3. In addition, all holders of the common stock entitled to registration rights under this agreement, or "registrable securities," are entitled to request the inclusion at our expense of any of their shares in any registration statement whenever we propose to register any of our securities under the Securities Act. In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. All holders requesting or joining in a registration have agreed to indemnify us against certain liabilities. As of March 31, 2004, parties to the registration rights agreement held 744,391 shares of our common stock and 5,000,000 shares of our series A preferred stock. All of the             shares of common stock being sold in this offering by selling stockholders are held by parties to the registration rights agreement. After the offering, parties to the registration rights agreement will hold             shares of our common stock (or             shares if the underwriters' over-allotment option is exercised in full).

Options

        We have established a stock incentive plan that provides for the grant of options, incentive bonuses, incentive stock and other stock-based awards to the employees, prospective employees and consultants of our company and our subsidiaries. As of the completion of this offering, 192,720 shares of our common stock remained available for grant under the option plan, out of 1,013,716 shares initially available under the plan. No more than 400,000 shares may be issued pursuant to all options intended to qualify as incentive stock options under Internal Revenue Code Section 422. During any calendar year, the aggregate number of shares subject to options granted under this plan to any one person may not exceed 500,000. We intend to file a registration statement on Form S-8 with respect to these shares following the closing of this offering.

        On August 22, 2003 Messrs. Womack, Cohen, Dehli and Dragotto received non-qualified stock options to purchase 337,905, 168,952, 101,372 and 33,791 shares, respectively, of our common stock at various prices ranging from $10.00 to $30.00 per share. Each of these option grants vests on the following schedule: 20% on August 22, 2004, and the remaining options will vest in 16 equal quarterly installments commencing on November 22, 2004. At March 31, 2004, no shares of our common stock were issuable pursuant to vested options under our stock incentive plan. Mr. Dragotto will be granted additional stock options to purchase 67,581 shares at our initial public offering price.

Rule 701

        Our employees, directors, officers, consultants or advisers who acquire our common stock prior to the date we become subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons may rely on Rule 701 with respect to the resale of that stock. Rule 701 also applies to stock options granted before we become subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Shares of common stock issued by us in reliance on Rule 701 are restricted securities.

        Rule 701 under the Securities Act provides that the shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock incentive plan may be resold beginning 90 days after the date of this prospectus by:

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  persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

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  our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

Lock-up agreements

        All of our directors, executive officers and current stockholders, which will own a total of approximately    % of our outstanding common stock (or     % if the underwriters' over-allotment option is exercised in full) immediately upon completion of this offering, have agreed with Thomas Weisel Partners LLC not to, directly or indirectly, offer, sell, contract to sell, or otherwise transfer or dispose of any shares of our common stock any securities convertible into, or exchangeable or exercisable for, shares of our common stock for a period of 180 days after the date of this prospectus, subject to extension for up to 18 days under specified circumstances at the option of Thomas Weisel Partners LLC, without the prior written consent of Thomas Weisel Partners LLC. Thomas Weisel Partners LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock or other securities subject to these lock-up agreements.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pass-through entities and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. In addition, this discussion does not address tax consequences to a holder of the use of a functional currency other than the U.S. dollar. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, legislative history and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. Holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

        For the purpose of this discussion, a non-U.S. holder is any individual, corporation, estate or trust that is a beneficial holder of our common stock and that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

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  an individual, citizen or resident of the U.S.;

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  a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

        If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships which hold our common stock and partners in such partnerships to consult their tax advisors.

        Investors considering the purchase of common stock should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate and gift tax laws, foreign, state and local laws, and tax treaties.

  Dividends

        We currently do not plan to pay any dividends on our common stock. See "Dividend Policy." However, if we were to pay distributions on our common stock, such payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder's basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed Internal Revenue Service or IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If a non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and its country of residence, any dividend income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S. and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

  Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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  the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If the first exception applies, the non-U.S. holder generally will be subject to tax at a rate of 30% on the amount by which the U.S.-source capital gains exceed capital losses allocable to U.S. sources. If the second exception applies, generally the non-U.S. holder will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person. If a non-U.S. Holder is eligible for the benefits of a tax treaty between the U.S. and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. holder in the U.S. and the Non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor form). Additionally, non-U.S. holders that are treated for U.S. federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the U.S. could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Subject to certain exceptions, a similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

General

        Subject to the terms and conditions contained in an agreement among the underwriters, the selling stockholders and us, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC and Wachovia Capital Markets, LLC, has severally agreed to purchase the aggregate number of shares of common stock listed opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Wachovia Capital Markets, LLC

Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The underwriting agreement also provides that the underwriters will purchase and pay for all of the shares of common stock listed above if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

Over-Allotment Option

        We and the selling stockholders have granted the underwriters a 30-day option to purchase up to a total of    additional shares of our common stock from us and the selling stockholders at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discounts payable by us set forth on the cover page of this prospectus and less an amount per share equal to any dividends or distributions that are paid or payable by us on the shares reflected in the table above but that are not payable on the shares purchased on exercise of this option. The underwriters may exercise this option from time to time only to cover over-allotments made in connection with the sale of the common stock offered by us in this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the table above, and we and each of the selling stockholders will be separately committed to sell to the underwriters a number of those additional shares that is proportionate to the number of shares that the underwriters have agreed to purchase from us or that selling stockholder, as the case may be.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price described on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $              per share. The underwriters may allow and the dealers may reallow a concession not in excess of $              per share on sales to certain other brokers and dealers. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

        The following table shows the per share and total public offering price, the underwriting discount and the proceeds we and the selling stockholders will receive before expenses in connection with this offering:

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

        We estimate that the expenses of this offering payable by us, not including underwriting discounts, will be approximately $    million. We have agreed under a registration rights agreement to pay the expenses of the selling stockholders.

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock was determined through negotiations among us, the selling stockholders and the representatives. The primary factors considered in determining the initial public offering price included the following:

  •
  prevailing market conditions;

  •
  our results of operations and financial condition;

  •
  the history of and prospects for our industry;

  •
  an assessment of our management, our past and present operations, and our future prospects;

  •
  the present state of our development and the progress of our business plan; and

  •
  the consideration of these factors in relation to the market valuation of other companies engaged in businesses that we believe are in certain respects similar to our business.

        We cannot assure you that an active or orderly trading market will develop for our common stock. It is possible that the market price of our common stock after this offering will be less than the initial public offering price reflected on the cover page of this prospectus.

Indemnification of the Underwriters

        We and the selling stockholders have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Reserved Shares

        The underwriters, at our request, have reserved for sale at the initial public offering price up to             shares of common stock to be sold in this offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased by these persons. Any reserved shares not purchased in this manner will be offered by the underwriters on the same basis as the other shares offered in this offering.

No Sales of Similar Securities

        All of our directors and officers and all of our stockholders, including the selling stockholders, have agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock, or to cause or request the filing of a registration statement with the SEC in respect of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days, subject to extension for up to 18 days under specified circumstances at the option of Thomas Weisel Partners LLC, after the date of this prospectus. Notwithstanding the foregoing, each of our directors, officers and stockholders may transfer shares of common stock:

  •
  as a bona fide gift or gifts, provided that each donee agrees to be bound by the restrictions described above;

  •
  in the case of any director or officer or any stockholder that is a natural person, to any trust the beneficiaries of which are exclusively that person or members of the immediate family of that person, provided that the transfer does not involve a disposition for value and all trustees of each such trust agree to be bound by the restrictions described above;

  •
  to the underwriters pursuant to the underwriting agreement;

  •
  in transactions relating to shares of common stock acquired by such person in open market transactions after completion of this offering;

  •
  in the case of a selling stockholder, that is a corporation, business trust, limited liability company, limited partnership or other entity, distributions to stockholders, partners or members of such selling stockholder, provided that each recipient agrees to be bound by the restrictions described above; or

  •
  in the case of a selling stockholder that is a corporation, business trust, limited liability company, limited partnership or other entity, to any other corporation, business trust, limited liability company, limited partnership or other entity that is directly or indirectly controlled by, or is under common control with, such selling stockholder, provided that the transferee agrees to be bound by the restrictions described above.

        We have agreed that for a period of 180 days, subject to extension for up to 18 days under specified circumstances at the option of Thomas Weisel Partners LLC, after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, directly or indirectly, offer, sell, contract to sell or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock, or file any registration statement with the SEC in respect of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise of options outstanding on the date of this prospectus.

        Thomas Weisel Partners LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock or other securities subject to the lock-up agreements referred to above.

        Thomas Weisel Partners LLC does not have any current intention to release shares of common stock subject to these lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be considered on a case-by-case basis and would be based on a number of factors at the time of any such determination, possibly including, but not limited to, the length of time before the lock-up expires, the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of share proposed to be sold, the reason for the requested release, the timing of the proposed sale and whether the person seeking the release is an officer, director or affiliate of Interactive Health. Thomas Weisel Partners LLC would not consider its own position in the common stock in making any such determination.

Nasdaq National Market

        We have applied for listing of our common stock on the Nasdaq National Market under the symbol "IHTT."

Discretionary Accounts

        The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

        Short Sales.    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position only by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

        Stabilizing Transactions.    The underwriters may make bids for or purchases of the shares of common stock in the open market for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

        Penalty Bids.    The underwriters may impose penalty bids. This means that if the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to whether or not the underwriters will engage in any of the transactions described above or, if they do engage in any of these transactions, the effect that those transactions may have on the market price of our common stock. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, they may be discontinued without notice at any time.

Other Relationships

        Certain of the underwriters and/or their affiliates have provided and may in the future provide investment banking, commercial banking and/or other services to us from time to time, for which they have received and may in the future receive customary fees and expenses.

LEGAL MATTERS

        At the completion of this offering, the validity of the securities and certain legal matters in connection with this offering will have been passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Sidley, Austin, Brown & Wood LLP, San Francisco, California, will act as counsel for the underwriters.

EXPERTS

        The consolidated financial statements and schedule of Interactive Health, Inc. and subsidiary, the successor, as of December 31, 2003 and for the period from August 22, 2003 to December 31, 2003 and financial statements and schedule of Interactive Health LLC, the predecessor, for the period from January 1, 2003 to August 21, 2003, have been included herein in reliance upon the report of KPMG LLP, independent Registered Public Accounting Firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Interactive Health LLC, the predecessor, as of December 31, 2002 and for the two years in the period ended December 31, 2002, included in this prospectus and the related financial statement schedule for the two years in the period ended December 31, 2002 included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent Registered Public Accounting Firm, as stated in their report appearing in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus summarizes documents that are not delivered herewith. Copies of such documents are available at your request, without charge, from Interactive Health, Inc., 3030 Walnut Avenue, Long Beach, California 90807-5222, Attention: Chief Financial Officer. Our telephone number at that address is (562) 426-8700 and our website is www.interhealth.com. The content of our website is not part of this prospectus.

        In addition, we have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of a registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

        A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited consolidated financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC's public reference room and the website of the SEC referred to above or you may access them on our website at www.interhealth.com.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Audited Financial Statements and Financial Statement Schedule	Page
Report of Independent Registered Public Accounting Firm, KPMG LLP	F-2
Report of Independent Registered Public Accounting Firm, Deloitte & Touche LLP	F-3
Financial Statements:
Consolidated Balance Sheet of Interative Health, Inc. as of December 31, 2003	F-4
Balance Sheet of Interactive Health LLC as of December 31, 2002	F-5
Consolidated Statement of Operations of Interactive Health, Inc. and Subsidiary for the successor period from August 22, 2003 to December 31, 2003	F-6
Statements of Operations and Members' Interests of Interactive Health LLC for the years ended December 31, 2001 and 2002 and for the predecessor period from January 1, 2003 to August 21, 2003	F-7
Consolidated Statement of Stockholders' Equity of Interactive Health, Inc. and Subsidiary for the successor period from August 22, 2003 to December 31, 2003	F-8
Consolidated Statement of Cash Flows of Interactive Health, Inc. and Subsidiary for the successor period from August 22, 2003 to December 31, 2003	F-9
Statements of Cash Flows of Interactive Health LLC for the years ended December 31, 2001 and 2002 and for the predecessor period from January 1, 2003 to August 21, 2003	F-10
Notes to Financial Statements	F-11
Financial Statement Schedule:
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2001, 2002 and the periods from January 1, 2003 to August 21, 2003 and from August 22, 2003 to December 31, 2003	F-23

 Report of Independent Registered Public Accounting Firm

The Board of Directors
Interactive Health, Inc.

        We have audited the accompanying consolidated balance sheet of Interactive Health, Inc. and subsidiary (the "Successor") as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from August 22, 2003 to December 31, 2003. We have also audited the statements of operations and members' interests and cash flows of Interactive Health, LLC (the "Predecessor"), a wholly owned subsidiary of the Successor, for the period from January 1, 2003 to August 21, 2003. In connection with our audits of the financial statements, we also audited the financial statement schedule of the Predecessor and Successor periods of the year ended December 31, 2003 as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Successor as of December 31, 2003, and the results of their operations and their cash flows for the period from August 22, 2003 to December 31, 2003 and the results of operations and cash flows of the Predecessor for the period from January 1, 2003 to August 21, 2003 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Los Angeles, California
March 3, 2004, except as to
    the last paragraph of note 15,
    which is as of March 30, 2004

 Report of Independent Registered Public Accounting Firm

Board of Directors
Interactive Health LLC

        We have audited the accompanying balance sheets of Interactive Health LLC (the "Company") as of December 31, 2002, and the related statements of operations and members' interests, and of cash flows for the two years in the period ended December 31, 2002. Our audits also included the two years in the period ended December 31, 2002 in the financial statement schedule as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 4, 2003

INTERACTIVE HEALTH, INC. AND SUBSIDIARY

Consolidated Balance Sheet as of December 31, 2003

2003
Assets
Current assets:
Cash	$13,724,635
Accounts receivable, net of allowances of $1,376,239	11,490,487
Inventory	8,213,524
Prepaid expenses and other current assets	523,295
Income taxes receivable	309,000
Deferred income taxes	1,099,000

Total current assets	35,359,941

Property and equipment:
Furniture, fixtures, and leasehold improvements	251,134
Computer equipment	240,034

Total	491,168
Less accumulated depreciation and amortization	79,894

Property and equipment, net	411,274
Deferred income taxes	1,348,000
Goodwill	32,566,315
Trade name and trademarks	16,000,000
Amortizable intangible assets, net	32,610,594
Other assets	615,984

Total assets	$118,912,108

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$15,289,025
Accrued expenses and other current liabilities	4,021,914

Total current liabilities	19,310,939

Related party subordinated notes	50,447,144

Total liabilities	69,758,083
Series A convertible mandatorily redeemable preferred stock, $.001 par value. 5,000,000 shares authorized, issued and outstanding (entitled to $50,000,000 plus unpaid dividends in liquidation)	46,062,752
Commitments
Stockholders' equity
Common stock, $.001 par value. 9,000,000 authorized, 1,000 shares issued and outstanding	1
Additional paid-in capital	3,926,635
Accumulated deficit	(835,363)

Total stockholders' equity	3,091,273

Total liabilities and stockholders' equity	$118,912,108

See accompanying notes to consolidated financial statements.

INTERACTIVE HEALTH LLC

Balance Sheet as of December 31, 2002

2002
Assets
Current assets:
Cash	$4,405,594
Accounts receivable, net of allowances of $861,442	6,322,304
Inventory	4,364,569
Prepaid expenses and other current assets	409,571

Total current assets	15,502,038

Property and equipment:
Furniture, fixtures, and leasehold improvements	193,388
Computer equipment	856,553

Total	1,049,941
Less accumulated depreciation and amortization	728,699

Property and equipment, net	321,242

Other assets	48,044

Total assets	$15,871,324

Liabilities and Members' Interests
Current liabilities:
Accounts payable	$6,375,905
Accrued sales promotions	809,541
Accrued expenses and other current liabilities	445,241

Total current liabilities	7,630,687

Commitments
Members' interests	8,240,637

Total liabilities and members' interests	$15,871,324

See accompanying notes to consolidated financial statements.

INTERACTIVE HEALTH, INC. AND SUBSIDIARY

Consolidated Statement of Operations

For the Successor Period from August 22, 2003 to December 31, 2003

Net sales	$36,816,274
Cost of sales	24,262,551

Gross profit	12,553,723
Selling, general, and administrative expenses	4,933,812
Related party management fee	359,589
Amortization of intangible assets	5,789,406

Operating income	1,470,916
Interest expense, net	2,846,877
Other expense	10,258

Loss before income tax benefit	(1,386,219)
Income tax benefit	(550,856)

Net loss	(835,363)
Accretion to redemption value on series A Preferred Stock	(270,056)

Net loss available to common stockholders	$(1,105,419)

Basic and diluted net loss per share available to common stockholders:
Historical	$(1,015.42)
Pro forma (unaudited)	$(0.19)
Shares used in computing basic and diluted net loss per share available to common stockholders:
Historical	1,000
Pro forma (unaudited)	5,744,391

See accompanying notes to consolidated financial statements.

INTERACTIVE HEALTH LLC

Statements of Operations and Members' Interests

	Predecessor Period
	January 1, 2003 to August 21, 2003	2002	2001
Net sales	$36,738,489	$36,515,017	$25,315,001
Cost of sales	20,682,038	20,506,784	16,621,729

Gross profit	16,056,451	16,008,233	8,693,272
Selling, general, and administrative expenses	6,594,228	8,667,944	8,576,100
Acquisition related bonuses	5,659,168	—	—

Operating income	3,803,055	7,340,289	117,172
Interest expense, net	285,692	288,076	256,468
Other (income) expense	898,059	(119,870)	(254,747)

Income before provision for income taxes	2,619,304	7,172,083	115,451
Provision for income taxes	15,095	14,999	8,343

Net income	2,604,209	7,157,084	107,108
Members' interests, beginning of the period	8,240,637	4,499,626	7,320,068
Distributions to members	(7,011,007)	(3,416,073)	(2,927,550)

Members' interests, end of the period	$3,833,839	$8,240,637	$4,499,626

Pro forma operations data (unaudited):
Income before provision for income taxes	$2,619,304	$7,172,083	$115,451
Provision for income taxes	1,048,000	2,871,000	46,000

Net income	$1,571,304	$4,301,083	$69,451

See accompanying notes to financial statements.

INTERACTIVE HEALTH, INC. AND SUBSIDIARY

Consolidated Statement of Stockholders' Equity

For the Successor Period from August 22, 2003 to December 31, 2003

	Common stock
			Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares	Amount
Balance at August 22, 2003	—	$—	$—	$—	$—
Issuance of common stock	1,000	1	999	—	1,000
Issuance of common stock warrants	—	—	4,195,692	—	4,195,692
Net loss	—	—	—	(835,363)	(835,363)
Accretion to redemption value on series A Preferred Stock	—	—	(270,056)	—	(270,056)

Balance at December 31, 2003	1,000	$1	$3,926,635	$(835,363)	$3,091,273

See accompanying notes to consolidated financial statements.

INTERACTIVE HEALTH, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Successor Period from August 22, 2003 to December 31, 2003

Successor Period
August 22, 2003 to December 31, 2003
Cash flows from operating activities:
Net loss	$(835,363)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property and equipment	79,894
Amortization of intangible assets	5,789,406
Amortization of debt issuance costs and discounts	241,648
Deferred income taxes	(2,535,000)
Changes in operating assets and liabilities:
Accounts receivable	(2,898,039)
Inventory	1,387,427
Prepaid expenses and other current assets	(173,224)
Income taxes receivable	(309,000)
Accounts payable	4,860,347
Accrued expenses and other current liabilities	(188,746)

Net cash provided by operating activities	5,419,350

Cash flows from investing activities:
Purchase of property and equipment	(139,306)
Acquisition of Interactive Health LLC by Whitney	(93,842,153)

Net cash used in investing activities	(93,981,459)

Cash flows from financing activities:
Proceeds from issuance of related party subordinated notes, net	50,064,013
Proceeds from issuance of series A Preferred Stock, net	45,792,695
Proceeds from issuance of common stock warrants, net	4,195,692
Debt issuance costs	(429,500)
Proceeds from issuance of common stock	1,000

Net cash provided by financing activities	99,623,900

Net increase in cash	11,061,791
Cash, beginning of period	2,662,844

Cash, end of period	$13,724,635

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$2,400,000
Interest	$954,722

See accompanying notes to consolidated financial statements.

INTERACTIVE HEALTH LLC

Statements of Cash Flows

	Predecessor Period
	January 1, 2003 to August 21, 2003	2002	2001
Cash flows from operating activities:
Net income	$2,604,209	$7,157,084	$107,108
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	154,886	294,230	196,307
Changes in operating assets and liabilities:
Accounts receivable	(2,270,144)	(1,024,554)	7,703,151
Inventory	(2,106,383)	(1,096,600)	(714,381)
Prepaid expenses and other current assets	59,500	(322,569)	37,700
Accounts payable	4,052,773	160,503	(2,422,334)
Accrued expenses and other current liabilities	2,955,878	127,128	730,532

Net cash provided by operating activities	5,450,719	5,295,222	5,638,083

Cash flows from investing activities:
Purchase of property and equipment	(185,506)	(256,039)	(293,692)
Other assets	3,044	(25,216)	4,975

Net cash used in investing activities	(182,462)	(281,255)	(288,717)

Cash flows from financing activities:
Advances due to related parties	—	(111,880)	(21,256)
Distributions to members	(7,011,007)	(3,416,073)	(2,927,550)

Net cash used in financing activities	(7,011,007)	(3,527,953)	(2,948,806)

Net increase (decrease) in cash	(1,742,750)	1,486,014	2,400,560
Cash, beginning of period	4,405,594	2,919,580	519,020

Cash, end of period	$2,662,844	$4,405,594	$2,919,580

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$15,095	$14,999	$8,343
Interest	$285,692	$288,076	$256,468

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(1)  The Company and Summary of Significant Accounting Policies

  (a)    The Company and Basis of Presentation

        The consolidated financial statements include the accounts of Interactive Health, Inc. and its wholly-owned subsidiary, Interactive Health, LLC (collectively referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

        The Company markets branded robotic massage chairs, zero gravity chairs and other massage products, primarily in the U.S., from a facility located in Long Beach, California.

        On August 22, 2003, Whitney V, L.P. (Whitney) acquired Interactive Health LLC (LLC) through its majority-owned subsidiary and LLC's parent corporation, Interactive Heath, Inc. (the Parent), by purchasing all of the outstanding stock of LLC. On the same date, the Company received proceeds of $105,000,000 from the issuance to Whitney and several members of the Company's management of 5,000,000 shares of series A Preferred Stock, related party subordinated notes payable with a face value of $55,000,000 and warrants to purchase 743,391 shares of the Company's common stock. The proceeds were allocated to the instruments based on their relative fair values.

        Financial statements for periods ended on August 21, 2003 or earlier present predecessor financial statements of LLC (predecessor period). Subsequent to the acquisition on August 22, 2003, successor consolidated financial statements are presented for Interactive Health, Inc. and its wholly owned subsidiary, Interactive Health LLC (successor period).

  (b)    Concentrations of Sales and Credit Risk

        Certain financial instruments subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash and accounts receivable. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business. Additionally, the Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

        The Company has two specialty retail customers, The Sharper Image and Brookstone, that accounted for 36% and 14%, respectively, of total net sales during the predecessor period of 2003 and for 40% and 20%, respectively, of total net sales during the successor period of 2003. These same customers accounted for 45% of total net sales for the year ended December 31, 2002 and 40% of total net sales for the year ended December 31, 2001. In addition, another customer, through its franchise network, accounted for 6% of total net sales during the predecessor and successor periods of 2003. This same franchise network accounted for 9% and 13% of total net sales during the years ended December 31, 2002 and 2001, respectively.

        Accounts receivable from the two specialty retail companies referred to above respectively represented 47% and 18% of the total accounts receivable balance at December 31, 2003. Accounts receivables from these same two customers respectively represented 65% and 8% of the total accounts receivable balance at December 31, 2002.

        Sales to international customers totaled $1,673,000 and $4,008,000 during the successor and predecessor periods of 2003, respectively. Sales to international customers totaled $4,056,000 and $1,662,000 during 2002 and 2001 respectively.

        The majority of the Company's net sales are derived from three product lines.

  (c)    Inventory

        Inventory consists of robotic massage chairs, zero gravity chairs and other massage products available for sale and is stated at the lower of cost or market. Cost is determined based on the average-cost method.

  (d)    Depreciation and amortization

        Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Leasehold improvements are amortized over the lesser of the terms of the underlying leases or the estimated useful lives of the improvements.

  (e)    Goodwill and Other Intangible Assets

        Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

        Goodwill and other intangible assets were recorded based on a preliminary third-party valuation.

  (f)    Impairment of Long-Lived Assets

        The Company adopted Statement 144 on January 1, 2002. The adoption of Statement 144 did not affect the Company's financial statements.

        In accordance with Statement 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell those assets, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        Goodwill is tested annually for impairment and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination consists of two steps. First, the Company determines its fair value and compares it to its net book value. Second, if the net book value of the Company exceeds fair value, an impairment loss is recognized for any excess of the carrying amount of the Company's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the Company in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the Company's goodwill.

  (g)    Concentration from Major Suppliers

        The Company currently buys substantially all of its inventory from two suppliers located in Asia of which one represents approximately 89% of purchases during the successor and predecessor periods of 2003. A sudden loss of either supplier could have a material adverse effect on the Company's operations. Further, if the Company fails to satisfy certain minimum purchase requirements set forth in its agreements with its largest supplier, the supplier may elect to terminate certain exclusivity rights of, or its agreements with, the Company.

  (h)    Revenue Recognition

        The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Reserves for estimated sales returns, warranties and allowances are recorded at the time of sale.

        The Company records amounts invoiced to its customers for outbound freight as revenue and the related expense to selling, general and administrative expenses. During the successor and predecessor periods of 2003, such expenses totaled $776,000 and $923,000, respectively.

  (i)    Research and Development

        Research and development costs represent the costs of designing, developing and testing products and are included in selling, general and administrative expenses. Such costs are expensed as incurred. During the predecessor and successor periods of 2003, research and development costs charged to expense were $493,111 and $325,024, respectively. During 2002 and 2001, research and development costs charged to expense were $413,601 and $511,672, respectively.

  (j)    Advertising, Marketing, and Promotion Costs

        Advertising and marketing costs are charged to operations as incurred and are included in selling, general and administrative expenses in the statements of operations. Sales promotion costs are also charged to operations as incurred but are recorded as an offset to net sales. Advertising and marketing costs charged to operations for the predecessor and successor periods of 2003 were $524,773 and $250,998, respectively. Advertising and marketing costs charged to operations for 2002 and 2001 were $374,677 and $346,538, respectively. Sales promotion costs charged to operations during the predecessor and successor periods of 2003 were $1,012,092 and $507,489, respectively. Sales promotion costs charged to operations for 2002 and 2001 were $974,973 and $1,325,389, respectively.

  (k)    Income Taxes

        As an LLC, the Company's operating subsidiary is not subject to federal and state income taxes other than minimal annual LLC taxes and fees. LLC's taxable income or loss is allocated to its members. The predecessor period financial statements are comprised solely of LLC's operations; therefore, the predecessor period does not reflect a tax provision other than the annual LLC taxes and fees.

        The statements of operations and members' interests for the predecessor periods of 2003, 2002 and 2001, include unaudited pro forma operations data including an unaudited pro forma provision for income tax that is intended to reflect the provision for income tax that would have been recorded if Interactive Health LLC had been a corporation subject to income tax prior to that acquisition, and also includes information as to pro forma net income giving effect to this pro forma provision for income tax. The pro forma provision for income tax has been calculated on a basis substantially consistent with the provision for income tax for the successor period. The pro forma data are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to represent what the Company's actual provisions for tax or net income (loss) would have been if Interactive Health LLC had been a corporation subject to income tax and are not indicative of the Company's future results of operations.

        Income taxes of the successor are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance against its deferred tax assets when management believes it is more likely than not such benefits will not be realized.

  (l)    Stock Compensation

        The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25, issued March 2000, to account for its stock-based awards for employees. For options granted to employees, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123 established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS 123.

        Net loss as reported and pro forma net loss, which is calculated as if the fair-value-based method had been applied to all outstanding and unvested awards for the successor period of 2003, were substantially the same. The Company did not record any stock-based employee compensation expense in the successor period of 2003.

  (m)    Loss per Share

        The Company reports loss per share under Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." Under SFAS No. 128, basic loss per share excludes any dilutive effects of options, warrants and convertible securities. Diluted loss per share reflects the potential dilution that could occur if securities convertible into or exercisable for common stock were exercised or converted into common stock, using the treasury stock method, except when antidilutive.

        The weighted average shares in the calculation of unaudited pro forma net loss per share reflects the following as if they occurred on August 22, 2003: the exercise of the warrants to purchase 743,391 shares of our common stock and the conversion of the series A preferred stock into 5,000,000 shares of common stock.

        Due to the net loss in the successor period of 2003, all potential dilutive securities are antidilutive and are excluded from diluted loss per share. Historical loss per share excludes the following: options to purchase 642,020 shares of common stock at prices ranging from $10 to $30 per share, warrants to purchase 741,391 shares of common stock at $0.001 per share and series A Preferred Stock convertible into 5,000,000 shares of common stock. Unaudited pro forma loss per share excludes options to purchase 642,020 shares of common stock at prices ranging from $10 to $30.

  (n)    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (o)    Warranty Liabilities

        The Company's products are backed by a limited warranty against defects in materials and workmanship. The warranty begins on the original purchase date and ranges from 90 days for factory service to six months to three years for parts and structural components, depending on the product. The warranty is only valid in the U.S. and Canada provided the equipment has been operated according to the instructions accompanying it. The warranty only applies to the product and does not include any accessories or enhancements. Estimated warranty liabilities are based on past experience with similar types of products and product testing that the Company performs from time to time. See Note 5, Warranty Liabilities, for additional information regarding the Company's warranties.

  (p)    Fair Value of Financial Instruments

        The fair values of the Company's trade accounts receivable, prepaid expenses and other current assets, income tax receivable, accounts payable, accrued expenses and other current liabilities approximate the carrying values due to the relatively short maturities of these instruments.

        The fair value of the Company's credit lines approximates the carrying value due to variable interest rates associated with the credit lines.

        The fair values of the related party subordinated notes are estimated based on outside valuations. The fair values of these notes approximate the carrying value.

(2)  Property and Equipment

        In connection with the acquisition of LLC by Whitney on August 22, 2003, the cost basis of the Company's property and equipment was adjusted to its fair value as of the date of the acquisition. Fair value of the property and equipment approximated carrying value at the date of acquisition.

(3)  Acquisition of LLC by Whitney

        On August 22, 2003, Whitney acquired LLC through its majority-owned subsidiary and the Company's parent corporation, Interactive Heath, Inc., by purchasing all of the members' interests of the former direct and indirect owners of LLC.

        The aggregate purchase price was approximately $93,842,153, including out-of-pocket costs. The Company is in the process of accumulating relevant data, primarily the completion of the third-party valuation of the acquired intangible assets, to finalize the allocation of the purchase price to its acquired assets and liabilities. The Company expects to complete its purchase allocation prior to August 2004. The following table summarizes the preliminary purchase price allocation to the acquired assets and liabilities:

Net current assets	$6,478,976
Property and equipment	351,862
Other assets	45,000
Intangible assets—Trade name and trademarks	16,000,000
Intangible assets—Supplier agreements	17,600,000
Intangible assets—Customer relationships	16,500,000
Intangible assets—Order backlog	4,300,000
Goodwill	32,566,315

Net assets at date of acquisition	$93,842,153

        Included in the allocation of the purchase price to net current assets was an increase of the inventory value by $3,130,000 to reflect inventory at estimated fair value. The inventory that existed at the date of acquisition was substantially sold during the successor period of 2003. Accordingly, this increase in the inventory value at the acquisition date is reflected in cost of sales in the successor period of 2003.

        The following table summarizes supplemental statement of operations information on a pro forma basis as if the acquisition had occurred on January 1 of each year:

	Year ended December 31,
	2003	2002
Pro forma net sales	$73,554,763	$36,515,017
Pro forma net loss	(4,100,000)	(12,744,000)
Pro forma basic and diluted loss per share	(4,100.00)	(12,744.00)

(4)  Goodwill and Other Intangible Assets

        The following table summarizes the Company's goodwill and intangible assets as of December 31, 2003:

	Gross carrying amount	Weighted average amortization period	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Supplier agreements	$17,600,000	8 years	$(777,647)	$16,822,353
Customer relationships	16,500,000	8 years	(729,097)	15,770,903
Order backlog	4,300,000	1 year	(4,282,662)	17,338

Total	$38,400,000		$(5,789,406)	$32,610,594

Nonamortizable intangible assets:
Trade name and trademarks	$16,000,000
Goodwill	32,566,315

        Supplier agreements are the estimated fair value of contracts with suppliers in Asia that give the Company the licensing rights to the products and the exclusive right to distribute certain of those products in the U.S. Order backlog represents the estimated fair value of unshipped open orders from customers as of the acquisition date.

        Aggregate amortization expense for amortizable intangible assets for the successor period of 2003 was $5,789,406. Estimated amortization expense for the next five years is: $4,200,000 in 2004, $4,183,000 in 2005, $4,183,000 in 2006, $3,814,000 in 2007 and $3,158,000 in 2008.

(5)  Warranty Liabilities

        The Company maintains an estimated warranty liability, which is included in accrued expenses and other current liabilities. The details of the estimated warranty liability are as follow:

	Successor	Predecessor
	2003	2003	2002
Beginning balance	$326,800	$270,000	$215,000
Warranty provisions	280,489	321,999	411,539
Warranty payments (cash or in-kind)	(232,289)	(265,199)	(356,539)

Ending balance	$375,000	$326,800	$270,000

(6)  Borrowing Arrangements

        The Company entered into a credit facility with a bank during 2002 (the existing facility). Under the existing facility, as amended, $6,000,000 is available for working capital borrowings, $7,000,000 is available for the issuance of commercial letters of credit, $6,000,000 is available for the issuance of standby letters of credit, and $12,000,000 is available for the issuance of bankers' acceptances, up to a maximum of $15,000,000, as of December 31, 2003. The existing facility expires on September 15, 2004. Advances under the working capital facility bear interest at the bank's prime rate minus 0.25% or the bank's London Interbank Offered Rate (which was 1.2% at December 31, 2003) plus 1.65% at the Company's option.

        There were no working capital borrowings outstanding under the working capital facility as of December 31, 2003 or 2002. Interest expense relating to the credit facility recorded during each year primarily relates to fees for issuance of letters of credit and charges for bankers' acceptances. Borrowings under the existing facility are collateralized by substantially all assets of the Company.

        The Company had approximately $11,029,000 and $3,704,000 in bankers' acceptances outstanding as of December 31, 2003 and 2002, respectively, which is included in accounts payable. The Company also had approximately $2,422,000 and $807,000 in commercial letters of credit outstanding as of December 31, 2003 and 2002, respectively. At December 31, 2002, there was approximately $583,000 in a standby letter of credit outstanding. No standby letters of credit were outstanding under the existing facility as of December 31, 2003.

        Loan covenants in connection with the existing facility include, among other things, the maintenance of certain financial ratios and certain other restrictions. The Company violated a covenant during 2003, however, the terms of the facility were amended and the default was waived. Accordingly, the Company was in compliance with all such covenants as of December 31, 2003.

        In February 2004, the Company entered into a new credit facility with another bank (the new facility), which will replace the existing facility. Under the new facility, the Company will be able to borrow up to a maximum of $20,000,000, comprised of sub-facilities for working capital borrowings, commercial letters of credit, standby letters of credit, and bankers' acceptances.

        Certain of the Company's vendors provide unsecured credit lines at effective annual interest rates up to 12%. There was approximately $379,000 and $170,000 outstanding under these credit lines as of December 31, 2003 and December 31, 2002, respectively, which is included in accounts payable.

(7)  Related Party Subordinated Notes

        On August 22, 2003, in connection with the acquisition of LLC by Whitney, the Company issued related party subordinated promissory notes with an aggregate principal of $55,000,000 due September 30, 2008 to various Whitney affiliates. Interest accrues on these notes at a rate of 12% per annum and is payable in quarterly installments. The notes are unsecured. The difference between the proceeds allocated to the debt (based on its fair value) and the face value of the debt was recorded as a debt discount. The debt discount at December 31, 2003 was $4,552,856, which is net of accumulated amortization of $234,831. The effective interest rate on the debt including the effect of debt discount and deferred financing costs is 14.5%. The notes include certain covenants, including, among other things, the maintenance of certain financial ratios and certain other restrictions. The Company was in compliance with all such covenants as of December 31, 2003.

(8)  Convertible Redeemable Preferred Stock

        At December 31, 2003, the Company is authorized to issue 10,000,000 shares of preferred stock at par value of $.001. The Company has designated 5,000,000 of these shares to be series A Convertible Redeemable Preferred Stock (series A Preferred Stock).

        On August 22, 2003, the Company sold 5,000,000 shares of series A Preferred Stock for net proceeds of $45,792,695, net of issuance costs of $2,892,000. The series A Preferred Stock at December 31, 2003, including the accretion of $270,056, is reflected in the accompanying consolidated balance sheet as mandatorily redeemable preferred stock.

        Conversion of the series A Preferred Stock to common stock is at the option of the holder at any time and is automatically convertible, under specific conditions, into shares of common stock upon the consummation of a qualified initial public offering. At December 31, 2003, each share of series A Preferred Stock is convertible into one share of common stock. The conversion ratio is subject to adjustments under certain circumstances, as defined. Redemption is at the option of a majority of the holders on or after December 31, 2008 and becomes mandatorily redeemable on August 22, 2013. The redemption price is equal to the redemption preference, which is generally defined as the original issue price plus declared but unpaid dividends. The series A Preferred Stock participates in any dividends declared on the common stock and has voting rights equal to common stock on an if-converted basis. Further, certain transactions of the Company, including sale of the Company, requires a two-thirds vote of the series A Preferred Stockholders. Upon any liquidation, dissolution or winding up of the Company, before any distribution or payment to the holders of common stock, each holder of preferred stock will have the right to receive the greater of (i) the amount equal to the original issue price $10 plus any accrued and unpaid dividends thereon or (ii) the amount the holder would have received with respect to such holder's common stock assuming that the preferred shares had been converted into common shares immediately prior to such winding up.

        The difference between the carrying value of the series A Preferred Stock and its mandatory redemption value is being accreted using the effective-interest method.

(9)  Stockholders' Equity

  Warrants

        On August 22, 2003, the Company issued warrants to purchase 743,391 shares of common stock to various Whitney affiliates at an exercise price of $0.001 per share. The warrants were recorded in stockholders' equity at their fair value of $4,162,692 and expire ten years from the date of issuance. The warrants were exercised in February 2004.

  Stock Options

        The Company has a stock incentive plan (2003 stock incentive plan) that allows the issuance of options, incentive bonuses, incentive stock and other stock-based awards to employees, prospective employees, directors and consultants of the Company. Total shares of common stock authorized for awards under the plan total 1,013,176.

        The plan allows for options to be granted with terms of up to ten years at prices and vesting determined by the board of directors.

        As committed to in employment agreements dated August 22, 2003, the Company issued 642,020 options to employees at a weighted average exercise price of $17.50. The options fully vest for accounting purposes after seven years, once the Company's non-fair value repurchase rights lapse and expire after ten years. The fair value of the options at the date of grant using the minimum-value method was insignificant. Fair value of the options was calculated using the following weighted average assumptions: expected dividend yield of 0%, stock volatility of 0%, risk-free interest rate of 4.58%, and an expected life of ten years. No options were exercisable at December 31, 2003.

        The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise price	Number outstanding at December 31, 2003	Weighted average remaining contractual life
$10.00	321,010	9.6 years
$20.00	160,505	9.6 years
$30.00	160,505	9.6 years

	642,020	9.6 years

(10)     Income Taxes

        Components of income tax expense (benefit) for the successor period of 2003 are as follows:

	Federal	State	Total
Current	$1,573,000	$411,144	$1,984,144
Deferred	(2,017,000)	(518,000)	(2,535,000)

	$(444,000)	$(106,856)	$(550,856)

        Actual income tax expense (benefit) differed from that obtained by applying the statutory federal income tax rate to loss before income taxes for the successor period of 2003 as follows:

Computed "expected" income taxes	$(471,000)
State income taxes, net of federal income tax benefit	(84,856)
Meals and allowances	5,000

$(550,856)

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2003 are presented below:

Deferred tax assets, current:
Uniform capitalization adjustment to inventory	$220,000
Bad debt and other sales allowances	627,000
Inventory obsolescence provisions	139,000
Other	113,000

Total deferred tax assets, current	1,099,000

Deferred tax assets, noncurrent:
Amortization of intangible assets	1,348,000

Total deferred tax assets, noncurrent	1,348,000

Total deferred tax assets	$2,447,000

        No deferred tax assets or liabilities have been provided at the acquisition date, because the book and tax basis of acquired assets, including intangibles were substantially the same. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The 2003 predecessor period income before income tax provision included management bonuses and costs related to the sale of LLC totaling approximately $6,600,000. The 2003 successor period loss before income tax provision includes amortization of backlog of approximately $4,300,000 and a $3,130,000 increase in cost of sales related to the purchase allocation. These costs were specific to 2003. The Company considered these factors among others in evaluating the recovery of the deferred tax assets.

(11)     Commitments

        The Company leases office and warehouse space under a noncancelable operating lease, which expires on May 31, 2006. The lease provides that the Company pay property taxes, insurance and maintenance expenses related to the leased property and includes a renewal option for three years. Rent expense amounted to $280,077 and $214,066 for the predecessor and successor periods of 2003, respectively. Rent expense amounted to $319,486 and $329,984 for 2002 and 2001, respectively. Future minimum lease commitments are as follows:

2004	$541,413
2005	546,551
2006	233,633
2007	7,049
2008	6,461

        In addition, the Company entered into a commitment to lease space at an international home furnishings show in 2004 amounting to $122,968.

(12)     Profit Sharing Plan

        The Company's 401(k) savings and profit sharing plan is available to all of its full-time employees. Participating employees become fully vested after three years of service. Company contributions to the plan during the predecessor and successor periods of 2003 were $41,850 and $22,754, respectively. Company contributions to the plan during 2002 and 2001 were $29,857 and $26,442, respectively.

(13)     Related Party Transactions

        The Company pays Whitney an annual management fee of up to $2,000,000. The annual fee was set at an annualized rate of $1.0 million for 2003. During the successor period of 2003, the Company paid Whitney a management fee of $339,589. Further, the Company has agreed to indemnify Whitney against losses, claims, damages, liabilities, costs and expenses relating to the performance of its duties as a management company.

        In connection with the structuring of the acquisition, issuance of the related party subordinated notes along with the related warrants and the issuance of preferred stock by the Parent, the Company paid Whitney fees totaling $4,650,000, in addition to reimbursing Whitney for out-of-pocket expenses of $200,000. Of this amount $1,650,000 has been recorded as a debt discount, $2,774,000 has been recorded as a reduction of preferred stock and $226,000 has been recorded as a reduction of paid in capital. Further, the Company paid interest to Whitney totaling $715,000 related to the related party subordinated notes in the successor period of 2003. Additionally, the Company has accrued interest, all payable to Whitney, totaling $1,650,000 at December 31, 2003.

(14)     Financial Information of LLC

        The following summarizes LLC's balance sheet information as of December 31, 2003 and statement of operations information for the successor period of 2003:

Balance sheet information:
Total assets	$108,270,630
Long-term debt	50,447,144
Total liabilities	69,743,083
Members' interests	38,527,547
Statement of operations information:
Net sales	$36,816,274
Loss before income taxes	(1,352,379)
Net loss	(1,354,523)

        LLC is not subject to federal and state income taxes other than minimal annual LLC taxes and fees.

(15)     Subsequent Events

        In February 2004, all outstanding warrants were exercised resulting in the issuance of 743,391 shares of common stock for proceeds of $743.

        In February 2004, the Company declared and paid dividends totaling $5,000,000 to the holders of common stock and series A Preferred Stock.

        In March 2004, the Company amended the terms of the series A Preferred Stock to remove all redemption provisions, including the mandatory redemption provisions.

        On March 26, 2004, the Company completed an offering of $100,000,000 aggregate principal amount at maturity of 7.25% senior notes due 2011 at a price of 80.424% of the principal amount at maturity. Because the senior notes were issued at a discount to their principal amount at maturity, the amount of senior notes recorded on the Company's balance sheet at the date of issuance was $80,424,000. The net proceeds from the senior notes were primarily used to repay the $55,000,000 related party subordinated notes issued in connection with the Company's acquisition of LLC and to pay a $19,290,000 cash dividend. The amount of the senior notes shown on the Company's balance sheet will increase over time reflecting accretion of the original issue discount.

INTERACTIVE HEALTH, INC.

Schedule II—Valuation and Qualifying Accounts

Years Ended December 31, 2001, 2002 and

the Periods From January 1, 2003 to August 21, 2003 and

From August 22, 2003 to December 31, 2003

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Write-offs	Balance at End of Period
As of December 31, 2001:
Allowance for doubtful accounts	$215,575	$244,627	$(164,070)	$296,132
Allowance for sales returns	250,000	2,349,774	(1,829,430)	770,344
Sales promotion accrual	259,751	1,325,389	(954,165)	630,975
As of December 31, 2002:
Allowance for doubtful accounts	$296,132	$157,458	$(177,119)	$276,471
Allowance for sales returns	770,344	1,594,645	(1,780,018)	584,971
Sales promotion accrual	630,975	974,973	(796,407)	809,541
As of August 21, 2003:
Allowance for doubtful accounts	$276,471	$146,122	$(108,365)	$314,228
Allowance for sales returns	584,971	1,677,648	(1,465,297)	797,322
Sales promotion accrual	809,541	1,012,092	(654,791)	1,166,842
As of December 31, 2003:
Allowance for doubtful accounts	$314,228	$96,210	$(97,338)	$313,100
Allowance for sales returns	797,322	1,496,329	(1,230,512)	1,063,139
Sales promotion accrual	1,166,842	507,470	(420,662)	1,253,650

Note: The schedule includes information relating to Interactive Health, Inc. and subsidiary as of December 31, 2003 and for the period from August 22, 2003 to December 31, 2003, and relating to Interactive Health LLC for all periods prior to August 22, 2003.

 INTERACTIVE HEALTH, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except share information)

	March 31, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets:
Cash	$8,885	$13,725
Accounts receivable, net of allowances of $1,247 in 2004 and $1,376 in 2003	8,032	11,490
Inventory	9,310	8,214
Prepaid expenses and other current assets	751	523
Income taxes receivable	2,116	309
Deferred income taxes	1,099	1,099

Total current assets	30,193	35,360

Property and equipment:
Furniture, fixtures, and leasehold improvements	418	251
Computer equipment and software	349	240

Total	767	491
Less accumulated depreciation and amortization	136	80

Property and equipment, net	631	411

Deferred income taxes	1,348	1,348
Intangible assets:
Goodwill	32,566	32,566
Trade name and trademarks	16,000	16,000
Amortizable intangible assets, net	31,548	32,611

Total intangible assets, net	80,114	81,177

Other assets	5,006	616

Total	$117,292	$118,912

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$13,129	$15,289
Accrued expenses and other current liabilities	1,823	4,022

Total current liabilities	14,952	19,311

Related party subordinated notes	—	50,447
Senior notes	80,458	—

Total liabilities	95,410	69,758
Series A convertible mandatorily redeemable preferred stock, $.001 par value. 5,000,000 shares authorized, issued and outstanding at December 31, 2003 (entitled to $50,000,000 plus unpaid dividends in liquidation)	—	46,063
Commitments
Stockholders' equity:
Series A convertible preferred stock, $.001 par value. 5,000,000 shares authorized, issued and outstanding at March 31, 2004 (entitled to $50,000,000 plus unpaid dividends in liquidation)	46,252	—
Common Stock, $.001 par value. 9,000,000 authorized, 744,391 and 1,000 shares issued and outstanding as of March 31, 2004 and December 31, 2003, respectively	1	—
Additional paid-in capital	—	3,927
Accumulated deficit	(24,371)	(835)

Total stockholders' equity	21,882	3,091

Total liabilities and stockholders' equity	$117,292	$118,912

See accompanying notes to consolidated financial statements.

 INTERACTIVE HEALTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands except per share data)

	Three Months Ended March 31,
	2004	2003
	(Successor)	(Predecessor)
Net sales	$20,577	$11,908
Cost of sales	11,128	6,249

Gross profit	9,449	5,659
Selling, general, and administrative expenses	4,405	2,523
Related party management fee	250	—
Amortization of intangible assets	1,063	—

Operating income	3,731	3,136
Interest expense:
Interest on notes and senior secured credit facility	2,166	108
Expenses related to repayment of related party subordinated notes	6,326	—

Total interest expense	8,492	108
Other (income) expense	(6)	(18)

Income (loss) before provision (benefit) for income taxes	(4,755)	3,046
Provision (benefit) for income taxes	(1,772)	6

Net income (loss)	(2,983)	$3,040

Accretion to redemption value on Series A preferred stock	(189)

Net income (loss) available to common stockholders	$(3,172)

Pro forma operations data:
Income before provision for income taxes		$3,046
Provision for income taxes		1,218

Net income		$1,828

Basic and diluted net loss per share available to common stockholders:
Historical	$(7.52)
Pro forma	$(0.55)
Shares used in computing basic and diluted net loss per share available to common stockholders:
Historical	422
Pro forma	5,744

See accompanying notes to consolidated financial statements.

 INTERACTIVE HEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2004	2003
	(Successor)	(Predecessor)
Cash flows from operating activities:
Net income (loss)	$(2,983)	$3,040
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	56	68
Amortization of intangible assets	1,063	—
Amortization of debt issuance costs and discounts	304	—
Write-off of related party subordinated notes issuance costs and discounts	4,526	—
Changes in operating assets and liabilities:
Accounts receivable	3,458	2,164
Inventory	(1,096)	(1,137)
Prepaid expenses and other current assets	(228)	(73)
Income taxes receivable	(1,807)	—
Accounts payable	(2,160)	1,536
Accrued expenses and other current liabilities	(2,199)	104

Net cash provided by (used in) operating activities	(1,066)	5,702

Cash flows from investing activities:
Purchase of property and equipment	(276)	(64)
Other assets	(14)	(13)

Net cash used in investing activities	(290)	(77)

Cash flows from financing activities:
Proceeds from issuance of senior notes	80,424	—
Proceeds from exercise of warrants	1	—
Repayment of related party subordinated notes	(55,000)	—
Senior notes issuance costs	(4,315)	—
Senior credit facility issuance costs	(304)	—
Dividends paid	(24,290)	—
Distributions to members	—	(3,061)

Net cash used in financing activities	(3,484)	(3,061)

Net increase (decrease) in cash	(4,840)	2,564
Cash, beginning of period	13,725	4,406

Cash, end of period	$8,885	$6,970

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$35	$6
Interest	$5,198	$108

See accompanying notes to consolidated financial statements.

 CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2004 AND 2003

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1)  The Company and Summary of Significant Accounting Policies

  (a)    The Company and Basis of Presentation

        The consolidated financial statements include the accounts of Interactive Health, Inc. and its wholly-owned subsidiaries, Interactive Health, LLC and, subsequent to February 12, 2004, Interactive Health Finance Corp. (collectively referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

        The Company markets branded robotic massage chairs, zero gravity chairs and other massage products, primarily in the U.S., from a facility located in Long Beach, California.

        On August 22, 2003, Whitney V, L.P. ("Whitney") acquired Interactive Health LLC ("LLC") through its majority-owned subsidiary and LLC's parent corporation, Interactive Heath, Inc. ("Parent"), by purchasing all of the outstanding stock of the former direct and indirect owners of LLC. On the same date, the Company received proceeds of $105,000,000 from the issuance to Whitney and several members of the Company's management of 5,000,000 shares of series A Preferred Stock, and the issuance of $55,000,000 of related party subordinated notes and warrants to purchase 743,391 shares of the Company's common stock to various Whitney affiliates. The proceeds were allocated to the instruments based on their relative fair values.

        Financial statements for periods ended on August 21, 2003 or earlier, including the accompanying financial statements for the three months ended March 31, 2003, present predecessor financial statements of LLC ("predecessor period"). Subsequent to the acquisition on August 22, 2003, including the accompanying financial statements for the three months ended March 31, 2004, consolidated financial statements are presented for Interactive Health, Inc. and its wholly-owned subsidiaries Interactive Health LLC and, for periods after February 12, 2004, Interactive Health Finance Corp. ("successor period").

        The accompanying unaudited consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 have been prepared pursuant to rules and regulations of the Securities and Exchange Commission (the "SEC") for interim reporting. These consolidated financial statements do not include all information and footnote disclosures normally included in the audited financial statements. However, in the opinion of management, the accompanying unaudited, consolidated financial statements contain all adjustments, consisting of normal recurring adjustments and accruals, necessary to present fairly, in all material respects, the consolidated financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year due to seasonal and other factors.

        These financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the period ended December 31, 2003 included in the Company's Registration Statement on Form S-1.

  (b)    Concentrations of Sales and Credit Risk

        Certain financial instruments subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash and accounts receivable. The Company actively evaluates the creditworthiness of the customers and financial institutions with which it conducts business. Additionally, the Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

        The Company has two specialty retail customers, The Sharper Image and Brookstone, that accounted for 16% and 17%, respectively, of total net sales during the three months ended March 31, 2004 and 35% and 3%, respectively, of total net sales during the three months ended March 31, 2003.

        Accounts receivable from the two specialty retail customers referred to above represented 41% of the total accounts receivable balance at March 31, 2004 and 65% of the total accounts receivable balance at December 31, 2003.

  (c)    Concentration from Major Suppliers

        The Company currently buys substantially all of its inventory from two suppliers located in Asia. A sudden loss of either supplier could have a material adverse effect on the Company's operations. Further, if the Company fails to satisfy certain minimum purchase requirements set forth in its agreements with its largest supplier, the supplier may elect to terminate certain exclusivity rights of, or its agreements with, the Company.

  (d)    Income Taxes

        As an LLC, the Company's operating subsidiary was not subject to federal and state income taxes other than minimal annual LLC taxes and fees. LLC's taxable income or loss was allocated to its members. The predecessor period financial statements are comprised solely of LLC's operations; therefore, the predecessor period does not reflect a tax provision other than LLC taxes and fees.

        The statement of operations for the predecessor period includes pro forma operations data including a pro forma provision for income tax that is intended to reflect the provision for income tax that would have been recorded if the LLC had been a corporation subject to income tax prior to that acquisition, and also includes information as to pro forma net income giving effect to this pro forma provision for income tax. The pro forma provision for income tax has been calculated on a basis substantially consistent with the provision for income tax for the successor period. The pro forma data are presented for illustrative purposes only, are subject to certain assumptions, estimates and uncertainties, do not purport to represent what the Company's actual provisions for tax or net income would have been if the LLC had been a corporation subject to income tax and are not indicative of the Company's future results of operations.

        Income taxes of the successor are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance against its deferred tax assets when management believes it is more likely than not, such benefits will not be realized.

  (e)    Stock Compensation

        The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25, issued March 2000, to account for its stock-based awards for employees. For options granted to employees, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123 established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS 123.

        Net income (loss) as reported and pro forma net income (loss), calculated as if the fair-value-based method had been applied to all outstanding and unvested awards for the three months ended March 31, 2004, were substantially the same. The Company has not recorded any stock-based employee compensation expense in the periods reported.

  (f)    Loss per Share

        The Company reports loss per share under Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." Under SFAS No. 128, basic loss per share excludes any dilutive effects of options, warrants and convertible securities. Diluted loss per share reflects the potential dilution that could occur if securities convertible into or exercisable for common stock were exercised or converted into common stock, using the treasury stock method, except when antidilutive.

        The weighted average shares in the calculation of pro forma net loss per share reflects the following as if they occurred on January 1, 2004: the exercise of the warrants to purchase 743,391 shares of our common stock and the conversion of the series A preferred stock into 5,000,000 shares of common stock.

        Due to the net loss during the three months ended March 31, 2004, all potential dilutive securities are antidilutive and are excluded from diluted loss per share. Historical loss per share excludes options to purchase 642,020 shares of common stock at prices ranging from $10.00 to $30.00 per share and series A Preferred Stock convertible into 5,000,000 shares of common stock. Pro forma loss per share excludes options to purchase 642,020 shares of common stock at prices ranging from $10.00 to $30.00.

  (g)    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Acquisition of LLC by Whitney

        On August 22, 2003, Whitney acquired LLC through its majority-owned subsidiary and the LLC's parent corporation, Interactive Heath, Inc., by purchasing all of the outstanding stock of the former direct and indirect owners of LLC.

        The aggregate purchase price was approximately $93,842,153, including out-of-pocket costs. The Company is in the process of accumulating relevant data, primarily the completion of the third-party valuation of the acquired intangible assets, to finalize the allocation of the purchase price to its acquired assets and liabilities. The Company expects to complete its purchase allocation prior to August 2004. The following table summarizes the preliminary purchase price allocation to the acquired assets and liabilities:

Net current assets	$6,478,976
Property and equipment	351,862
Other assets	45,000
Intangible assets—Trade name and trademarks	16,000,000
Intangible assets—Supplier agreements	17,600,000
Intangible assets—Customer relationships	16,500,000
Intangible assets—Order backlog	4,300,000
Goodwill	32,566,315

Net assets at date of acquisition	$93,842,153

        Included in the allocation of the purchase price to net current assets was an increase of the inventory value by $3,130,000 to reflect inventory at estimated fair value. The inventory that existed at the date of acquisition was all sold during the successor period of 2003. Accordingly, this increase in the inventory value at the acquisition date is reflected in cost of sales in the successor period ended December 31, 2003. The following table summarizes supplemental statement of operations information on a pro forma basis for the three months ended March 31, 2003 as if the acquisition occurred on January 1, 2003 (in thousands):

Pro forma net sales	$11,909
Pro forma net loss	(4,283)

(3)  Warranty Liabilities

        The Company maintains an estimated warranty liability, which is included in accrued expenses and other current liabilities. The details of the estimated warranty liability as of March 31, 2004 are as follows:

Balance at December 31, 2003	$375,000
Warranty provisions	571,000
Warranty payments (cash or in-kind)	(271,000)
Balance at March 31, 2004	$675,000

(4)  Borrowing Arrangements

        The Company entered into a credit facility with a bank during 2002 (the "previous facility"). Under the previous facility, as amended, $6,000,000 was available for working capital borrowings, $7,000,000 was available for the issuance of commercial letters of credit, $6,000,000 was available for the issuance of standby letters of credit, and $12,000,000 was available for the issuance of bankers' acceptances, up to a combined maximum of $15,000,000, as of December 31, 2003.

        In February 2004, the Company entered into a new credit facility with another bank (the "new facility"), which replaced the previous facility. Under the new facility, the Company is able to borrow up to a maximum of $20,000,000, comprised of sub-facilities for working capital borrowings, commercial letters of credit, standby letters of credit, and bankers' acceptances.

        There were no working capital borrowings outstanding under the new facility as of March 31, 2004 nor were there any working capital borrowings outstanding under the previous facility as of December 31, 2003. Interest expense relating to the new facility and the previous facility recorded during the three months ended March 31, 2004 includes fees for issuance of letters of credit and charges for bankers' acceptances, as well as amortization of debt issuance costs relating to the new facility. Interest expense relating to the previous facility during the three months ended March 31, 2003 relates primarily to fees for issuance of letters of credit and charges for bankers' acceptances.

        The Company had approximately $1,904,000 and $11,029,000 in bankers' acceptances outstanding as of March 31, 2004 and December 31, 2003, respectively, all of which are included in accounts payable. The Company also had approximately $4,407,000 and $2,422,000 in commercial letters of credit outstanding as of March 31, 2004 and December 31, 2003, respectively, of which approximately $1,542,000, and $1,850,000 were included in accounts payable as of March 31, 2004 and December 31, 2003, respectively (because the related products were shipped and became the property of the Company). At March 31, 2004, there was a $6,000,000 standby letter of credit outstanding. No standby letters of credit were outstanding under the previous facility as of December 31, 2003. As of March 31, 2004, there was $4,513,000 available for borrowing under the new facility.

        Loan covenants in connection with the new facility include, among other things, the maintenance of certain financial ratios and certain other restrictions. The Company was in compliance with all such covenants as of March 31, 2004. Borrowings under the new facility are collateralized by substantially all assets of the Company.

(5)  Related Party Subordinated Notes

        On August 22, 2003, in connection with the acquisition of LLC by Whitney, the Company issued related party subordinated promissory notes with an aggregate principal of $55,000,000 due September 30, 2008 to various Whitney affiliates. Interest accrued on these notes at a rate of 12% per annum and was payable in quarterly installments. The notes were unsecured. The difference between the proceeds allocated to the debt (based on its fair value) and the face value of the debt was recorded as a debt discount. The debt discount at December 31, 2003 was $4,552,856, which is net of accumulated amortization of $234,831. The effective interest rate on the debt, including the effect of debt discount and deferred financing costs, was 14.5%. The notes included certain covenants, including, among other things, the maintenance of certain financial ratios and certain other restrictions. The Company was in compliance with all such covenants as of December 31,

2003. These notes were repaid on March 26, 2004 with a portion of the proceeds from the Company's senior notes offering—see Note 6, Senior Notes. In connection with this repayment, the Company paid Whitney a redemption premium in the amount of $1,800,000, which is included in interest expense—expenses related to the repayment of related party subordinated notes.

(6)  Senior Notes

        On March 26, 2004, the Company completed an offering of $100,000,000 aggregate principal amount at maturity of 7.25% senior notes due 2011 at a price of 80.424% of the principal amount at maturity. Because the senior notes were issued at a discount to their principal amount at maturity, the amount of senior notes recorded on the Company's balance sheet at the date of issuance was $80,424,000. The effective interest rate on the senior notes is 12.54%. The net proceeds from the senior notes were primarily used to repay the $55,000,000 related party subordinated notes issued in connection with the Company's acquisition of LLC and to pay a $19,290,000 cash dividend to the Company's stockholders. The amount of the senior notes shown on the Company's balance sheet will increase over time reflecting accretion of the original issue discount under the effective interest method.

(7)  Stockholders' Equity

  Series A Convertible Preferred Stock

        On August 22, 2003, the Company sold 5,000,000 shares of series A Preferred Stock for net proceeds of $45,792,695, net of issuance costs of $2,892,000. The series A Preferred Stock at December 31, 2003, including the accretion of $270,056, is reflected in the accompanying consolidated balance sheet as mandatorily redeemable preferred stock.

        In March 2004, the Company amended the terms of the series A Preferred Stock to remove all redemption provisions, including the mandatory redemption provisions. As a result, the series A Preferred Stock at March 31, 2004 is reflected in the accompanying balance sheet as a component of stockholders' equity. The balance as of March 31, 2004 of $46,252,000 includes accretion to the amendment date of approximately $189,000 for the three months ended March 31, 2004.

        Conversion of the series A Preferred Stock to common stock is at the option of the holder at any time and is automatically convertible, under specific conditions, into shares of common stock upon the consummation of a qualified initial public offering. Each share of series A Preferred Stock is convertible into one share of common stock. The conversion ratio is subject to adjustments under certain circumstances, as defined. The series A Preferred Stock participates in any dividends declared on the common stock and has voting rights equal to common stock on an if-converted basis. Further, certain transactions of the Company, including sale of the Company, requires a two-thirds vote of the series A Preferred Stockholders. Upon any liquidation, dissolution or winding up of the Company, before any distribution or payment to the holders of common stock, each holder of preferred stock will have the right to receive the greater of (i) the amount equal to the original issue price of $10.00 per share, plus any accrued and unpaid dividends thereon or (ii) the amount the holder would have received with respect to such holder's common stock assuming that the preferred shares had been converted into common shares immediately prior to such winding up.

  Warrants

        On August 22, 2003, the Company issued warrants to purchase 743,391 shares of common stock to various Whitney affiliates at an exercise price of $0.001 per share. The warrants were recorded in stockholders' equity at their fair value of $4,162,692 and expire ten years from the date of issuance. The warrants were exercised February 9, 2004.

  Dividends

        On February 10, 2004, a $5,000,000 cash dividend was paid to all stockholders of the Company. On March 30, 2004, a $19,290,000 cash dividend was paid to all stockholders of the Company from the proceeds of the Company's senior notes offering.

(8)  Interest Expense

        Expenses related to the repayment of the related party subordinated notes in 2004 include interest expense relating to the write-off of unamortized issuance costs and discounts in the amount of $4,526,000 and a redemption premium paid to Whitney in the amount of $1,800,000.

(9)  Related Party Transactions

        The Company pays Whitney an annual management fee of up to $2,000,000, however, the fee has been set at $1,000,000 for 2004. During the three months ended March 31, 2004, the Company paid Whitney a management fee of $250,000. There were no such fees paid during the three months ended March 31, 2003. Further, the Company has agreed to indemnify Whitney against losses, claims, damages, liabilities, costs and expenses relating to the performance of its duties as a management company.

        During the three months ended March 31, 2004, the Company paid interest to Whitney in connection with the related party subordinated notes totaling $3,226,667, of which $1,650,000 was accrued for as of December 31, 2003. In addition, in connection with the repayment of the related party subordinated notes to Whitney on March 26, 2004, the Company also paid Whitney a redemption premium of $1,800,000, which was recorded as interest expense—expenses related to the repayment of related party subordinated notes.

(10)   Financial Information of LLC

        The following summarizes the LLC's balance sheet information as of March 31, 2004 and statement of operations information for the three months ended March 31, 2004 (in thousands):

Balance Sheet Information:
Total assets	$109,723
Long-term debt	80,458
Total liabilities	95,409
Members' interests	14,314
Statement of Operations Information:
Net sales	$20,577
Loss before income taxes	(4,777)
Net loss	(4,793)

             Shares
Common Stock

Thomas Weisel Partners LLC

Wachovia Securities

Neither we nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor any sale of our common stock means that information contained in this prospectus is correct as of any date after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until                           , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Amount to be Paid
SEC registration fee		$10,136
NASD filing fee		8,500
Nasdaq National Market filing fee			*
Printing and engraving expenses			*
Blue sky qualification fees and expenses			*
Accounting fees and expenses			*
Legal fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous expenses			*

Total	$		*

*
Estimated

Item 14.    Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of us—by reason of the fact that the person is or was a director, officer, agent or employee of us, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of us, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of us as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to us, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        Our certificate of incorporation, attached as Exhibit 3.1 hereto, provides that we shall indemnify our directors and executive officers to the fullest extent permitted by the DGCL or any other applicable law. In addition, we have entered into separate indemnification agreements, attached as Exhibit 10.6 hereto, with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service, other than liabilities arising from willful misconduct of a culpable nature. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

        The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

        We have entered into indemnification agreements, substantially in the form attached as Exhibit 10.6 with our directors and our officers containing provisions that require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        The senior notes registration rights agreement, attached as Exhibit 10.18 hereto, provides that the holders of the senior notes have agreed to indemnify us, our directors and officers, and any person who controls us from certain liabilities caused by any untrue statement of a material fact in or omission of a material fact from any registration statement filed in connection with the senior notes.

        The registration rights agreement entered into among us, Whitney, and certain of our management stockholders provides that each seller of our restricted stock will indemnify us, any of our officers signing a registration statement of the restricted stock, our directors, and any controlling stockholder against losses arising out of a material misstatement in or omission from the registration statement of the restricted stock. Such seller indemnification is limited to damages resulting from a misstatement or omission of information pertaining to such seller which was furnished us in writing by such seller for use in such registration statement.

Item 15.    Recent Sales of Unregistered Securities

        1.     In July 2003, we issued and sold an aggregate of 1,000 shares of our common stock to Whitney V, L.P. at $1.00 per share for an aggregate offering price of $1,000.

        2.     In August 2003, we issued and sold an aggregate of 4,880,000 shares of our series A Preferred Stock to Whitney V, L.P. at $10.00 per share for an aggregate offering price of $48,880,000.

        3.     In August 2003, we issued and sold an aggregate of 120,000 shares of our series A Preferred Stock to three of our officers at $10.00 per share for an aggregate offering price of $1,200,000.

        4.     In August 2003, we issued and sold $55.0 million in aggregate principal amount of 12% Senior Subordinated Notes to three Whitney affiliated funds.

        5.     In August 2003, we issued and sold 743,391 warrants to purchase our common stock to three Whitney affiliated funds at $4.22 per share for an aggregate offering price of approximately $3.1 million.

        6.     In August 2003, we granted stock options to our officers under our stock option plans covering an aggregate of 642,020 shares of common stock, at exercise prices ranging from $10.00 to $30.00 per share.

        7.     In February 2004, we issued and sold an aggregate of 743,391 shares of our common stock to four Whitney affiliated funds upon exercise of warrants at $0.001 per share for an aggregate offering price of $743.39.

        8.     In March 2004, Interactive Health LLC and Interactive Health Finance Corp. jointly issued and sold $100.0 million in aggregate principal amount at maturity of 7.25% senior notes due 2011 to qualified institutional buyers and institutional accredited investors at a price of 80.424%.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) through (7) above by virtue of Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. These sales and issuances were made without general solicitation or advertising and each purchaser was a sophisticated investor and represented to us that the shares were being acquired for investment. All recipients had adequate access, through their relationships with us, to information about us. There were no underwriters involved in any of these sales and issuances.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (8) by virtue of Section 4(2) of the Securities Act or Rule 144A of the Securities Act. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was (1) a qualified institutional buyer or (2) a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment. Jeffries & Company, Inc. and Imperial Capital, LLC were the initial purchasers for these sales and issuances.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Number	Description
1.1	Underwriting Agreement**
3.1	Certificate of Incorporation of IH Acquisition Corp. filed with the Delaware Secretary of State on July 13, 2003*
3.2	Certificate of Amendment to the Certificate of Incorporation of IH Acquisition Corp. filed with the Delaware Secretary of State on August 22, 2003*
3.3	Second Certificate of Amendment to the Certificate of Incorporation of Interactive Health, Inc. filed with the Delaware Secretary of State on March 3, 2004*
3.4	Amended and Restated Bylaws of Interactive Health, Inc.*
3.5	Form of Amended and Restated Certificate of Incorporation of Interactive Health, Inc. to be effective upon completion of this offering**

3.6	Form of Amended and Restated Bylaws of Interactive Health, Inc. to become effective upon completion of this offering**
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
4.2	Specimen of Common Stock Certificate**
4.3	Registration Rights Agreement, dated August 22, 2003, among Registrant, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., Green Leaf Capital, L.P., Whitney V, L.P. and Management Purchasers*
4.4	Form of Rights Plan**
5.1	Opinion of Gibson, Dunn & Crutcher LLP**
10.1	Interactive Health, Inc. 2003 Stock Option Plan*
10.2	Employment Agreement dated August 22, 2003, between Registrant and Craig Womack*
10.3	Employment Agreement dated August 22, 2003, between Registrant and Andrew Cohen*
10.4	Employment Agreement dated August 22, 2003, between Registrant and Hans Dehli*
10.5	Employment Agreement dated August 22, 2003, between Registrant and Thomas Dragotto*
10.6	Form of Indemnification Agreement*
10.7	Lease Agreement, dated August 6, 1997, between Interactive Health LLC and Ben and Ariela Lawee*
10.8	Option to Extend Lease Agreement, dated August 6, 1997, between Interactive Health LLC and Ben and Ariela Lawee*
10.9	Option to Renew Lease Agreement, dated July 18, 2002, between Interactive Health LLC and Ben and Ariela Lawee*
10.10	Addendum: Expansion and Terms Modification to Lease Agreement, dated December 20, 2002, between Interactive Health LLC and Ben and Ariela Lawee*
10.11	Lease Agreement, dated December 19, 2002, between Interactive Health LLC and Merchandise Mart Properties, Inc.*
10.12	Distribution Agreement between Interactive Health LLC and Daito-Osim Healthcare Appliances (Suzhou) Co., Ltd., dated August 24, 2000†
10.13	Credit Agreement, dated December 30, 2003, between Interactive Health LLC and Comerica Bank*
10.14	Amendment No. 1 to Credit Agreement, dated January 30, 2004, between Interactive Health LLC and Comerica Bank*
10.15	Amendment No. 2 to Credit Agreement, dated February 13, 2004, between Interactive Health LLC and Comerica Bank*
10.16	Amendment No. 3 to Credit Agreement, dated March 22, 2004, between Interactive Health LLC and Comerica Bank*
10.17	Guaranty, dated February 2004, executed by Interactive Health Finance Corp. in favor of Comerica Bank*
10.18	Indenture, dated March 26, 2004 between Interactive Health LLC, Interactive Health Finance Corp. and U.S. Bank National Association, as Trustee*
10.19	Security Agreement dated February 13, 2004 between Interactive Health LLC and Comerica Bank*

10.20	Parent Pledge Agreement, dated February 13, 2004 between Registrant and Comerica Bank*
10.21	Registration Rights Agreement, dated March 26, 2004 among Registrant, Interactive Health LLC, Interactive Health Finance Corp., Jeffries & Company, Inc., and Imperial Capital LLC*
10.22	Securityholders Agreement, dated August 22, 2003 among Registrant, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., Greenleaf Capital, L.P., Whitney V, L.P. and Management Purchasers*
10.23	Amendment No. 1 to Securityholders Agreement, dated February 18, 2004 among Registrant, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., Greenleaf Capital, L.P., Whitney V, L.P. and Management Purchasers*
10.24	Amendment No. 2 to Securityholders Agreement**
10.25	First Amendment to Distribution Agreement, dated February 2003, between Interactive Health LLC and Daito-Osim Health Care Appliances (Suzhou) Co., Ltd.†
10.26	June 12, 2003 Side Letter among Interactive Health LLC, Daito-Osim Health Care Applicances (Suzhou) Co., Ltd., Daito Denki Kogyo K.K., and Shimizu, Shinichi*
10.27	November 11, 2003 Side Letter between Shinichi Shimizu and Interactive Health LLC*
10.28	November 11, 2003 Side Letter among Interactive Health LLC, Daito-Osim Health Care Appliances (Suzhou) Co. Ltd. and Daito Denki Kogyo, K.K.†
10.29	Form of Nonqualified Option Agreement*
16.1	Letter from Deloitte & Touche LLP regarding its concurrence with statements made by registrant
21.1	Subsidiaries of the Registrant*
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP
23.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
23.3	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)**
24.1	Power of attorney agreements (included on signature page of this registration statement)

*
Previously filed.

**
To be filed by amendment.

†
Confidential treatment requested. The redacted portions have been filed separately with the SEC as required by Rule 406 of Regulation C.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Interactive Health, Inc. has duly caused this Amendment No. 1 to our Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on the 9th day of June, 2004.

INTERACTIVE HEALTH, INC.
By:	/s/ CRAIG P. WOMACK Craig P. Womack Chief Executive Officer, Chief Operating Officer and Director

POWERS OF ATTORNEY

        KNOWN ALL PERSONS BY THESE PRESENT, that each persons whose signature appears below does hereby constitute and appoints Craig P. Womack and Thomas Dragotto, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement and all amendments thereto, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do to cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CRAIG P. WOMACK Craig P. Womack	Chief Executive Officer, Chief Operating Officer and Director	June 9, 2004
/s/ THOMAS DRAGOTTO Thomas Dragotto	Chief Financial Officer (Chief Accounting Officer)	June 9, 2004
* James H. Fordyce	Chairman of the Board of Directors	June 9, 2004
* Michael R. Stone	Director	June 9, 2004
* John C. Hockin	Director	June 9, 2004
* Brian N. Cherry	Director	June 9, 2004
/s/ RICHARD P. BERMINGHAM Richard P. Bermingham	Director	June 9, 2004
/s/ * THOMAS DRAGOTTO Thomas Dragotto Attorney-in-Fact

EXHIBIT INDEX

Number	Description
1.1	Underwriting Agreement**
3.1	Certificate of Incorporation of IH Acquisition Corp. filed with the Delaware Secretary of State on July 13, 2003*
3.2	Certificate of Amendment to the Certificate of Incorporation of IH Acquisition Corp. filed with the Delaware Secretary of State on August 22, 2003*
3.3	Second Certificate of Amendment to the Certificate of Incorporation of Interactive Health, Inc. filed with the Delaware Secretary of State on March 3, 2004*
3.4	Amended and Restated Bylaws of Interactive Health, Inc.*
3.5	Form of Amended and Restated Certificate of Incorporation of Interactive Health, Inc. to be effective upon completion of this offering**
3.6	Form of Amended and Restated Bylaws of Interactive Health, Inc. to become effective upon completion of this offering**
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
4.2	Specimen of Common Stock Certificate**
4.3	Registration Rights Agreement, dated August 22, 2003, among Registrant, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., Greenleaf Capital, L.P., Whitney V, L.P. and Management Purchasers*
4.4	Form of Rights Plan**
5.1	Opinion of Gibson, Dunn & Crutcher LLP**
10.1	Interactive Health, Inc. 2003 Stock Option Plan*
10.2	Employment Agreement dated August 22, 2003, between Registrant and Craig Womack*
10.3	Employment Agreement dated August 22, 2003, between Registrant and Andrew Cohen*
10.4	Employment Agreement dated August 22, 2003, between Registrant and Hans Dehli*
10.5	Employment Agreement dated August 22, 2003, between Registrant and Thomas Dragotto*
10.6	Form of Indemnification Agreement*
10.7	Lease Agreement, dated August 6, 1997, between Interactive Health LLC and Ben and Ariela Lawee*
10.8	Option to Extend Lease Agreement, Dated August 6, 1997, between Interactive Health LLC and Ben and Ariela Lawee*
10.9	Option to Renew Lease Agreement, Dated July 18, 2002, between Interactive Health LLC and Ben and Ariela Lawee*
10.10	Addendum: Expansion and Terms Modification to Lease Agreement, dated December 20, 2002, between Interactive Health LLC and Ben and Ariela Lawee*
10.11	Lease Agreement, dated December 19, 2002, between Interactive Health LLC and Merchandise Mart Properties, Inc.*
10.12	Distribution Agreement between Interactive Health LLC a nd Daito-Osim Healthcare Appliances (Suzhou) Co., Ltd., dated August 24, 2000†
10.13	Credit Agreement, dated December 30, 2003, between Interactive Health LLC and Comerica Bank*

10.14	Amendment No. 1 to Credit Agreement, dated January 30, 2004, between Interactive Health LLC and Comerica Bank*
10.15	Amendment No. 2 to Credit Agreement, dated February 13, 2004, between Interactive Health LLC and Comerica Bank*
10.16	Amendment No. 3 to Credit Agreement, dated March 22, 2004, between Interactive Health LLC and Comerica Bank*
10.17	Guaranty, dated February 2004, executed by Interactive Health Finance Corp. in favor of Comerica Bank*
10.18	Indenture, dated March 26, 2004 between Interactive Health LLC, Interactive Health Finance Corp. and U.S. Bank National Association, as Trustee*
10.19	Security Agreement dated February 13, 2004 between Interactive Health LLC and Comerica Bank*
10.20	Parent Pledge Agreement, dated February 13, 2004 between Registrant and Comerica Bank*
10.21	Registration Rights Agreement, dated March 26, 2004 among Registrant, Interactive Health LLC, Interactive Health Finance Corp., Jeffries & Company, Inc., and Imperial Capital LLC*
10.22	Securityholders Agreement, dated August 22, 2003 among Registrant, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., Greenleaf Capital, L.P., Whitney V, L.P. and Management Purchasers*
10.23	Amendment No. 1 to Securityholders Agreement, dated February 18, 2004 among Registrant, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund, L.P., Greenleaf Capital, L.P., Whitney V, L.P. and Management Purchasers*
10.24	Amendment No. 2 to Securityholders Agreement**
10.25	First Amendment to Distribution Agreement, dated February 2003, between Interactive Health LLC and Daito-Osim Health Care Appliances (Suzhou) Co., Ltd.†
10.26	June 12, 2003 Side Letter among Interactive Health LLC, Daito-Osim Health Care Applicances (Suzhou) Co., Ltd., Daito Denki Kogyo K.K., and Shimizu, Shinichi*
10.27	November 11, 2003 Side Letter between Shinichi Shimizu and Interactive Health LLC*
10.28	November 11, 2003 Side Letter among Interactive Health LLC, Daito-Osim Health Care Appliances (Suzhou) Co. Ltd. and Daito Denki Kogyo, K.K.†
10.29	Form of Nonqualified Option Agreement*
16.1	Letter from Deloitte & Touche LLP regarding its concurrence with statements made by registrant.
21.1	Subsidiaries of the Registrant*
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP
23.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
23.3	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)**
24.1	Power of attorney agreements (included on signature page of this registration statement).

*
Previously filed.
**
To be filed by amendment.
†
Confidential treatment requested. The redacted portions have been filed separately with the SEC as required by Rule 406 of Regulation C.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
INTERACTIVE HEALTH, INC. Unaudited Condensed Consolidated Pro Forma Balance Sheet March 31, 2004
INTERACTIVE HEALTH, INC. Unaudited Condensed Consolidated Pro Forma Statement of Operations For the Three Months Ended March 31, 2004
INTERACTIVE HEALTH, INC. Unaudited Condensed Consolidated Pro Forma Statement of Operations For The Year Ended December 31, 2003
  Notes to the unaudited pro forma condensed consolidated financial statements
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALES
U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
INTERACTIVE HEALTH, INC. AND SUBSIDIARY Consolidated Balance Sheet as of December 31, 2003
INTERACTIVE HEALTH LLC Balance Sheet as of December 31, 2002
INTERACTIVE HEALTH, INC. AND SUBSIDIARY Consolidated Statement of Operations For the Successor Period from August 22, 2003 to December 31, 2003
INTERACTIVE HEALTH LLC Statements of Operations and Members' Interests
INTERACTIVE HEALTH, INC. AND SUBSIDIARY Consolidated Statement of Stockholders' Equity For the Successor Period from August 22, 2003 to December 31, 2003
INTERACTIVE HEALTH, INC. AND SUBSIDIARY Consolidated Statement of Cash Flows For the Successor Period from August 22, 2003 to December 31, 2003
INTERACTIVE HEALTH LLC Statements of Cash Flows
NOTES TO FINANCIAL STATEMENTS
INTERACTIVE HEALTH, INC. Schedule II—Valuation and Qualifying Accounts Years Ended December 31, 2001, 2002 and the Periods From January 1, 2003 to August 21, 2003 and From August 22, 2003 to December 31, 2003
INTERACTIVE HEALTH, INC. CONSOLIDATED BALANCE SHEETS (In thousands except share information)
INTERACTIVE HEALTH, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (In thousands except per share data)
INTERACTIVE HEALTH, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands)
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2004 AND 2003
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWERS OF ATTORNEY
EXHIBIT INDEX